Registration No. 333-192264
                                               1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 4610

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                             Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 9, 2014 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                  Dow(R) Target 5 1Q '14 - Term 4/9/15
                 Dow(R) Target Dvd. 1Q '14 - Term 4/9/15
                  Global Target 15 1Q '14 - Term 4/9/15
              NYSE(R) Intl. Target 25 1Q '14 - Term 4/9/15
                   S&P Target 24 1Q '14 - Term 4/9/15
                 S&P Target SMid 60 1Q '14 - Term 4/9/15
                 Target Divsd. Dvd. 1Q '14 - Term 4/9/15
              Target Dvd. Multi-Strat. 1Q '14 - Term 4/9/15
                  Target Dbl. Play 1Q '14 - Term 4/9/15
                   Target Focus 4 1Q '14 - Term 4/9/15
                   Target Focus 5 1Q '14 - Term 4/9/15
             Target Global Dvd. Leaders 1Q '14 - Term 4/9/15
                   Target Growth 1Q '14 - Term 4/9/15
                    Target Triad 1Q '14 - Term 4/9/15
                     Target VIP 1Q '14 - Term 4/9/15
              Value Line(R) Target 25 1Q '14 - Term 4/9/15

                                 FT 4610

FT 4610 is a series of a unit investment trust, the FT Series. FT 4610 consists of 16 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                             1-800-621-1675


             The date of this prospectus is January 9, 2014



                            Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         54
Portfolios                                                            55
Risk Factors                                                          64
Hypothetical Performance Information                                  69
Public Offering                                                       75
Distribution of Units                                                 78
The Sponsor's Profits                                                 79
The Secondary Market                                                  79
How We Purchase Units                                                 79
Expenses and Charges                                                  79
Tax Status                                                            80
Retirement Plans                                                      87
Rights of Unit Holders                                                87
Income and Capital Distributions                                      88
Redeeming Your Units                                                  89
Investing in a New Trust                                              90
Removing Securities from a Trust                                      90
Amending or Terminating the Indenture                                 91
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                            92
Other Information                                                     93

              Summary of Essential Information (Unaudited)

                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                             The Dow(R)          The Dow(R)            Global
                                                                              Target 5         Target Dividend        Target 15
                                                                           Portfolio, 1st      Portfolio, 1st      Portfolio, 1st
                                                                            Quarter 2014        Quarter 2014        Quarter 2014
                                                                               Series              Series              Series
                                                                           ______________      ______________      ______________
Initial Number of Units (1)                                                      15,115              15,758              17,068
Fractional Undivided Interest in the Trust per Unit (1)                        1/15,115            1/15,758            1/17,068
Public Offering Price:
Public Offering Price per Unit (2)                                           $   10.000          $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)              (.100)              (.100)
                                                                             ___________         ___________         ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900               9.900               9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)              (.145)              (.145)
                                                                             ___________         ___________         ___________
Redemption Price per Unit (5)                                                     9.755               9.755               9.755
   Less Creation and Development Fee per Unit (3)(5)                              (.050)              (.050)              (.050)
   Less Organization Costs per Unit (5)                                           (.043)              (.033)              (.039)
                                                                             ___________         ___________         ___________
Net Asset Value per Unit                                                     $    9.662          $    9.672          $    9.666
                                                                             ===========         ===========         ===========

Tax Status (6)                                                              Grantor Trust       Grantor Trust       Grantor Trust
Distribution Frequency (7)                                                     Monthly             Monthly             Monthly
Initial Distribution Date (7)                                             February 25, 2014   February 25, 2014   February 25, 2014
Estimated Net Annual Distribution per Unit (8)                               $    .3357          $    .3640          $    .4660
Cash CUSIP Number                                                            30282T 250          30282T 300          30282T 359
Reinvestment CUSIP Number                                                    30282T 268          30282T 318          30282T 367
Fee Account Cash CUSIP Number                                                30282T 276          30282T 326          30282T 375
Fee Account Reinvestment CUSIP Number                                        30282T 284          30282T 334          30282T 383
FTPS CUSIP Number                                                            30282T 292          30282T 342          30282T 391
Pricing Line Product Code                                                        088629              088536              088731
Ticker Symbol                                                                    FRDGNX              FEASVX              FYMWKX

First Settlement Date                            January 14, 2014
Mandatory Termination Date (9)                   April 9, 2015

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 4610



                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2014



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                              NYSE (R)
                                                                            International            S&P                 S&P
                                                                              Target 25           Target 24        Target SMid 60
                                                                           Portfolio, 1st      Portfolio, 1st      Portfolio, 1st
                                                                            Quarter 2014        Quarter 2014        Quarter 2014
                                                                               Series              Series              Series
                                                                            ____________        ____________        ____________
Initial Number of Units (1)                                                      13,677              13,201              17,568
Fractional Undivided Interest in the Trust per Unit (1)                        1/13,677            1/13,201            1/17,568
Public Offering Price:
Public Offering Price per Unit (2)                                           $   10.000          $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)              (.100)              (.100)
                                                                             ___________         ___________         ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900               9.900               9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)              (.145)              (.145)
                                                                             ___________         ___________         ___________
Redemption Price per Unit (5)                                                     9.755               9.755               9.755
   Less Creation and Development Fee per Unit (3)(5)                              (.050)              (.050)              (.050)
   Less Organization Costs per Unit (5)                                           (.044)              (.046)              (.035)
                                                                             ___________         ___________         ___________
Net Asset Value per Unit                                                     $    9.661          $    9.659          $    9.670
                                                                             ===========         ===========         ===========

Tax Status (6)                                                                   RIC            Grantor Trust            RIC
Distribution Frequency (7)                                                     Monthly             Monthly           Semi-Annual
Initial Distribution Date (7)                                             February 25, 2014   February 25, 2014     June 25, 2014
Estimated Net Annual Distribution per Unit (8)                               $    .2494          $    .1586          $    .1450
Cash CUSIP Number                                                            30282T 458          30282T 508          30282U 208
Reinvestment CUSIP Number                                                    30282T 466          30282T 516          30282U 216
Fee Account Cash CUSIP Number                                                30282T 474          30282T 524          30282U 224
Fee Account Reinvestment CUSIP Number                                        30282T 482          30282T 532          30282U 232
FTPS CUSIP Number                                                            30282T 490          30282T 540          30282U 240
Pricing Line Product Code                                                        088564              088541              088569
Ticker Symbol                                                                    FBLICX              FNHYPX              FDEONX

First Settlement Date                            January 14, 2014
Mandatory Termination Date (9)                   April 9, 2015

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 4610


                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2014


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                           Target          Target Dividend
                                                         Diversified           Multi-             Target              Target
                                                          Dividend            Strategy          Double Play         Focus Four
                                                       Portfolio, 1st      Portfolio, 1st     Portfolio, 1st      Portfolio, 1st
                                                        Quarter 2014        Quarter 2014       Quarter 2014        Quarter 2014
                                                           Series              Series             Series              Series
                                                        ____________        ____________        ____________        ____________
Initial Number of Units (1)                                  16,965              29,989              12,970              27,447
Fractional Undivided Interest in the Trust per Unit (1)    1/16,965            1/29,989            1/12,970            1/27,447
Public Offering Price:
Public Offering Price per Unit (2)                       $   10.000          $   10.000          $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                     (.100)              (.100)              (.100)              (.100)
                                                         ___________         ___________         ___________         ___________
Aggregate Offering Price Evaluation of Securities per         9.900               9.900               9.900               9.900
Unit (4)
   Less Deferred Sales Charge per Unit (3)                    (.145)              (.145)              (.145)              (.145)
                                                         ___________         ___________         ___________         ___________
Redemption Price per Unit (5)                                 9.755               9.755               9.755               9.755
    Less Creation and Development Fee per Unit (3)(5)         (.050)              (.050)              (.050)              (.050)
    Less Organization Costs per Unit (5)                      (.018)              (.040)              (.048)              (.028)
                                                         ___________         ___________         ___________         ___________
Net Asset Value per Unit                                 $    9.687          $    9.665          $    9.657          $    9.677
                                                         ===========         ===========         ===========         ===========

Tax Status (6)                                               RIC                 RIC                 RIC                 RIC
Distribution Frequency (7)                                 Monthly             Monthly             Monthly           Semi-Annual
Initial Distribution Date (7)                         February 25, 2014   February 25, 2014   February 25, 2014     June 25, 2014
Estimated Net Annual Distribution per Unit (8)           $    .3209          $    .3654          $    .2984          $    .2476
Cash CUSIP Number                                        30282T 557          30282T 607          30282T 656          30282U 257
Reinvestment CUSIP Number                                30282T 565          30282T 615          30282T 664          30282U 265
Fee Account Cash CUSIP Number                            30282T 573          30282T 623          30282T 672          30282U 273
Fee Account Reinvestment CUSIP Number                    30282T 581          30282T 631          30282T 680          30282U 281
FTPS CUSIP Number                                        30282T 599          30282T 649          30282T 698          30282U 299
Pricing Line Product Code                                    088634              088639              088644              088669
Ticker Symbol                                                FEOYJX              FTROAX              FGTDAX              FLDNFX

First Settlement Date                            January 14, 2014
Mandatory Termination Date (9)                   April 9, 2015

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 4610


                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2014


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                               Target           Target Global         Target
                                                                             Focus Five       Dividend Leaders        Growth
                                                                           Portfolio, 1st      Portfolio, 1st     Portfolio, 1st
                                                                            Quarter 2014        Quarter 2014       Quarter 2014
                                                                               Series              Series             Series
                                                                            ____________        ____________        ____________
Initial Number of Units (1)                                                      33,602              15,403              15,015
Fractional Undivided Interest in the Trust per Unit (1)                        1/33,602            1/15,403            1/15,015
Public Offering Price:
Public Offering Price per Unit (2)                                           $   10.000          $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)              (.100)              (.100)
                                                                             ___________         ___________         ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900               9.900               9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)              (.145)              (.145)
                                                                             ___________         ___________         ___________
Redemption Price per Unit (5)                                                     9.755               9.755               9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)              (.050)              (.050)
    Less Organization Costs per Unit (5)                                          (.048)              (.010)              (.039)
                                                                             ___________         ___________         ___________
Net Asset Value per Unit                                                     $    9.657          $    9.695          $    9.666
                                                                             ===========         ===========         ===========

Tax Status (6)                                                                   RIC                 RIC                 RIC
Distribution Frequency (7)                                                   Semi-Annual           Monthly           Semi-Annual
Initial Distribution Date (7)                                               June 25, 2014     February 25, 2014     June 25, 2014
Estimated Net Annual Distribution per Unit (8)                               $    .2093          $    .5329          $    .0352
Cash CUSIP Number                                                            30282U 307          30282T 706          30282U 356
Reinvestment CUSIP Number                                                    30282U 315          30282T 714          30282U 364
Fee Account Cash CUSIP Number                                                30282U 323          30282T 722          30282U 372
Fee Account Reinvestment CUSIP Number                                        30282U 331          30282T 730          30282U 380
FTPS CUSIP Number                                                            30282U 349          30282T 748          30282U 398
Pricing Line Product Code                                                        088674              088649              088679
Ticker Symbol                                                                    FYBRIX              FADSUX              FRHLVX

First Settlement Date                            January 14, 2014
Mandatory Termination Date (9)                   April 9, 2015

____________

See "Notes to Summary of Essential Information" on page 8.


              Summary of Essential Information (Unaudited)

                                FT 4610



                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2014



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                                   Value Line (R)
                                                                            Target Triad         Target VIP           Target 25
                                                                           Portfolio, 1st      Portfolio, 1st      Portfolio, 1st
                                                                            Quarter 2014        Quarter 2014        Quarter 2014
                                                                               Series              Series              Series
                                                                            ____________                            ____________
Initial Number of Units (1)                                                      29,002              43,985              13,209
Fractional Undivided Interest in the Trust per Unit (1)                        1/29,002            1/43,985            1/13,209
Public Offering Price:
Public Offering Price per Unit (2)                                           $   10.000          $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                                         (.100)              (.100)              (.100)
                                                                             ___________         ___________         ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                    9.900               9.900               9.900
   Less Deferred Sales Charge per Unit (3)                                        (.145)              (.145)              (.145)
                                                                             ___________         ___________         ___________
Redemption Price per Unit (5)                                                     9.755               9.755               9.755
    Less Creation and Development Fee per Unit (3)(5)                             (.050)              (.050)              (.050)
    Less Organization Costs per Unit (5)                                          (.023)              (.027)              (.035)
                                                                             ___________         ___________         ___________
Net Asset Value per Unit                                                     $    9.682          $    9.678          $    9.670
                                                                             ===========         ===========         ===========

Tax Status (6)                                                                   RIC                 RIC            Grantor Trust
Distribution Frequency (7)                                                   Semi-Annual         Semi-Annual           Monthly
Initial Distribution Date (7)                                               June 25, 2014       June 25, 2014     February 25, 2014
Estimated Net Annual Distribution per Unit (8)                               $    .1422          $    .1916          $    .2361
Cash CUSIP Number                                                            30282U 406          30282U 455          30282T 755
Reinvestment CUSIP Number                                                    30282U 414          30282U 463          30282T 763
Fee Account Cash CUSIP Number                                                30282U 422          30282U 471          30282T 771
Fee Account Reinvestment CUSIP Number                                        30282U 430          30282U 489          30282T 789
FTPS CUSIP Number                                                            30282U 448          30282U 497          30282T 797
Pricing Line Product Code                                                        088684              088736              088654
Ticker Symbol                                                                    FLEMRX              FMCNDX              FRFINX

First Settlement Date                            January 14, 2014
Mandatory Termination Date (9)                   April 9, 2015

____________

See "Notes to Summary of Essential Information" on page 8.


Page 7


               NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on January 10, 2014, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."


                         Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                       The Dow(R)
                                                           Target 5 Portfolio            Target Dividend Portfolio
                                                         1st Quarter 2014 Series          1st Quarter 2014 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        ------               -----         ------
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        ======               =====         ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .430%(d)     $.0430               .330%(d)      $.0330
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                         .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .114%(f)     $.0114               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .174%        $.0174               .174%         $.0174
                                                        =====        ======               =====         ======

                                                               Global                       NYSE(R) International
                                                          Target 15 Portfolio                 Target 25 Portfolio
                                                        1st Quarter 2014 Series            1st Quarter 2014 Series
                                                        -----------------------            -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                 1.00%(a)     $.100
   Deferred sales charge                                1.45%(b)     $.145                 1.45%(b)     $.145
   Creation and development fee                         0.50%(c)     $.050                 0.50%(c)     $.050
                                                        -----        ------                -----        ------
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                 2.95%        $.295
                                                        =====        ======                =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .390%(d)     $.0390                .440%(d)     $.0440
                                                        =====        ======                =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                     .060%        $.0060                .060%        $.0060
   Trustee's fee and other operating expenses           .214%(f)     $.0214                .127%(f)     $.0127
                                                        -----        ------                -----        ------
   Total                                                .274%        $.0274                .187%        $.0187
                                                        =====        ======                =====        ======

                                                       S&P Target 24             S&P Target SMid 60          Target Diversified
                                                         Portfolio                   Portfolio               Dividend Portfolio
                                                   1st Quarter 2014 Series     1st Quarter 2014 Series     1st Quarter 2014 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .460%(d)     $.0460         .350%(d)     $.0350         .180%(d)     $.0180
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation
      and FTPS Unit servicing fees                 .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .114%(f)     $.0114         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .174%        $.0174         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                     Target Dividend             Target Double Play           Target Focus Four
                                                  Multi-Strategy Portfolio           Portfolio                    Portfolio
                                                  1st Quarter 2014 Series      1st Quarter 2014 Series     1st Quarter 2014 Series
                                                  -----------------------      -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .400%(d)     $.0400         .480%(d)     $.0480         .280%(d)     $.0280
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .434%(f)     $.0434         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
Total                                              .494%        $.0494         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                     Target Focus Five         Target Global Dividend          Target Growth
                                                         Portfolio                Leaders Portfolio              Portfolio
                                                   1st Quarter 2014 Series     1st Quarter 2014 Series     1st Quarter 2014 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .480%(d)     $.0480         .100%(d)     $.0100         .390%(d)     $.0390
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .477%(f)     $.0477         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
Total                                              .537%        $.0537         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                        Target Triad                 Target VIP                 Value Line(R)
                                                          Portfolio                   Portfolio              Target 25 Portfolio
                                                   1st Quarter 2014 Series     1st Quarter 2014 Series     1st Quarter 2014 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======
ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .230%(d)     $.0230         .270%(d)     $.0270         .350%(d)     $.0350
                                                   =====        ======         =====        ======         =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation
       and FTPS Unit servicing fees                .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .127%(f)     $.0127         .247%(f)     $.0247         .114%(f)     $.0114
                                                   -----        ------         -----        ------         -----        ------
Total                                              .187%        $.0187         .307%        $.0307         .174%        $.0174
                                                   =====        ======         =====        ======         =====        ======

                                Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(R) Target 5 Portfolio, 1st Quarter 2014 Series                      $ 355      $   880    $ 1,171    $ 2,404
The Dow(R) Target Dividend  Portfolio, 1st Quarter 2014 Series                345          850      1,131      2,324
Global Target 15 Portfolio, 1st Quarter 2014 Series                           361          898      1,205      2,475
NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series            358          887      1,181      2,426
S&P Target 24 Portfolio, 1st Quarter 2014 Series                              358          889      1,183      2,428
S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series                         349          860      1,146      2,353
Target Diversified Dividend Portfolio, 1st Quarter 2014 Series                332          809      1,078      2,215
Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series             384          966      1,319      2,704
Target Double Play Portfolio, 1st Quarter 2014 Series                         362          899      1,197      2,458
Target Focus Four Portfolio, 1st Quarter 2014 Series                          342          839      1,118      2,297
Target Focus Five Portfolio, 1st Quarter 2014 Series                          397        1,002      1,372      2,809
Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series             324          785      1,046      2,150
Target Growth Portfolio, 1st Quarter 2014 Series                              353          872      1,162      2,386
Target Triad Portfolio, 1st Quarter 2014 Series                               337          824      1,098      2,256
Target VIP Portfolio, 1st Quarter 2014 Series                                 353          872      1,175      2,412
Value Line(R) Target 25 Portfolio, 1st Quarter 2014 Series                    347          856      1,139      2,340

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 17, 2014.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent
                   Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 4610

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 4610, comprising Dow(R) Target 5 1Q '14 - Term 4/9/15 (The Dow(R) Target 5 Portfolio, 1st Quarter 2014 Series); Dow(R) Target Dvd. 1Q '14 - Term 4/9/15 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2014 Series); Global Target 15 1Q '14 - Term 4/9/15 (Global Target 15 Portfolio, 1st Quarter 2014 Series); NYSE(R) Intl. Target 25 1Q '14 - Term 4/9/15 (NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series); S&P Target 24 1Q '14 - Term 4/9/15 (S&P Target 24 Portfolio, 1st Quarter 2014 Series); S&P Target SMid 60
1Q '14 - Term 4/9/15 (S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series); Target Divsd. Dvd. 1Q '14 - Term 4/9/15 (Target Diversified Dividend Portfolio, 1st Quarter 2014 Series); Target Dvd. Multi-Strat.
1Q '14 - Term 4/9/15 (Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series); Target Dbl. Play 1Q '14 - Term 4/9/15 (Target Double Play Portfolio, 1st Quarter 2014 Series); Target Focus 4 1Q '14 - Term 4/9/15 (Target Focus Four Portfolio, 1st Quarter 2014 Series); Target Focus 5 1Q '14 - Term 4/9/15 (Target Focus Five Portfolio, 1st Quarter 2014 Series); Target Global Dvd. Leaders 1Q '14 - Term 4/9/15 (Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series); Target Growth 1Q '14 - Term 4/9/15 (Target Growth Portfolio, 1st Quarter 2014 Series); Target Triad 1Q '14 - Term 4/9/15 (Target Triad Portfolio, 1st Quarter 2014 Series); Target VIP 1Q '14 - Term 4/9/15 (Target VIP Portfolio, 1st Quarter 2014 Series); and Value Line(R) Target 25 1Q '14 - Term 4/9/15 (Value Line(R) Target 25 Portfolio, 1st Quarter 2014
Series) (collectively, the "Trusts"), as of the opening of business on January 9, 2014 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January 9, 2014, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 4610, comprising the above-mentioned Trusts, as of the opening of business on January 9, 2014 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 9, 2014

                        Statements of Net Assets

                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014



                                                                    The Dow(R)       The Dow(R) Target    Global Target 15
                                                                Target 5 Portfolio   Dividend Portfolio      Portfolio
                                                                    1st Quarter          1st Quarter        1st Quarter
                                                                    2014 Series          2014 Series        2014 Series
                                                                __________________    _________________   ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $149,643             $156,004           $168,973
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (650)                (520)              (666)
Less liability for deferred sales charge (4)                         (2,192)              (2,285)            (2,475)
Less liability for creation and development fee (5)                    (756)                (788)              (853)
                                                                   ________             ________           ________
Net assets                                                         $146,045             $152,411           $164,979
                                                                   ========             ========           ========
Units outstanding                                                    15,115               15,758             17,068
Net asset value per Unit (6)                                       $  9.662             $  9.672           $  9.666

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $151,154             $157,580           $170,680
Less maximum sales charge (7)                                        (4,459)              (4,649)            (5,035)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (650)                (520)              (666)
                                                                   ________             ________           ________
Net assets                                                         $146,045             $152,411           $164,979
                                                                   ========             ========           ========
__________

See "Notes to Statements of Net Assets" on page 19.


                            Statements of Net Assets

                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014



                                                                        NYSE (R)              S&P               S&P
                                                                      International        Target 24       Target SMid 60
                                                                   Target 25 Portfolio     Portfolio         Portfolio
                                                                      1st Quarter         1st Quarter       1st Quarter
                                                                      2014 Series         2014 Series       2014 Series
                                                                   ___________________    __________       ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $135,399             $130,692         $173,923
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (602)                (607)            (615)
Less liability for deferred sales charge (4)                           (1,983)              (1,914)          (2,547)
Less liability for creation and development fee (5)                      (684)                (660)            (878)
                                                                     ________             ________         ________
Net assets                                                           $132,130             $127,511         $169,883
                                                                     ========             ========         ========
Units outstanding                                                      13,677               13,201           17,568
Net asset value per Unit (6)                                         $  9.661             $  9.659         $  9.670

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $136,767             $132,012         $175,681
Less maximum sales charge (7)                                          (4,035)              (3,894)          (5,183)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (602)                (607)            (615)
                                                                     ________             ________         ________
Net assets                                                           $132,130             $127,511         $169,883
                                                                     ========             ========         ========
__________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                           Target Dividend        Target
                                                      Target Diversified    Multi-Strategy     Double Play     Target Focus Four
                                                      Dividend Portfolio      Portfolio         Portfolio          Portfolio
                                                         1st Quarter         1st Quarter       1st Quarter        1st Quarter
                                                         2014 Series         2014 Series       2014 Series        2014 Series
                                                      __________________    ______________    _____________    _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                        $167,950              $296,895        $128,398           $271,728
Less liability for reimbursement to Sponsor
   for organization costs (3)                               (305)               (1,200)           (623)              (769)
Less liability for deferred sales charge (4)              (2,460)               (4,348)         (1,881)            (3,980)
Less liability for creation and development fee (5)         (848)               (1,499)           (648)            (1,372)
                                                        ________              ________        ________           ________
Net assets                                              $164,337              $289,848        $125,246           $265,607
                                                        ========              ========        ========           ========
Units outstanding                                         16,965                29,989          12,970             27,447
Net asset value per Unit (6)                            $  9.687              $  9.665        $  9.657           $  9.677

ANALYSIS OF NET ASSETS
Cost to investors (7)                                   $169,647              $299,895        $129,695           $274,473
Less maximum sales charge (7)                             (5,005)               (8,847)         (3,826)            (8,097)
Less estimated reimbursement to Sponsor
   for organization costs (3)                               (305)               (1,200)           (623)              (769)
                                                        ________              ________        ________           ________
Net assets                                              $164,337              $289,848        $125,246           $265,607
                                                        ========              ========        ========           ========
__________

See "Notes to Statements of Net Assets" on page 19.


                        Statements of Net Assets

                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                                         Target Global
                                                                       Target          Dividend Leaders        Target
                                                               Focus Five Portfolio        Portfolio       Growth Portfolio
                                                                    1st Quarter           1st Quarter        1st Quarter
                                                                    2014 Series           2014 Series        2014 Series
                                                               _____________________   ________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $332,660              $152,486           $148,653
Less liability for reimbursement to Sponsor
   for organization costs (3)                                        (1,613)                 (154)              (586)
Less liability for deferred sales charge (4)                         (4,872)               (2,233)            (2,177)
Less liability for creation and development fee (5)                  (1,680)                 (770)              (751)
                                                                   ________              ________           ________
Net assets                                                         $324,495              $149,329           $145,139
                                                                   ========              ========           ========
Units outstanding                                                    33,602                15,403             15,015
Net asset value per Unit (6)                                       $  9.657              $  9.695           $  9.666

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $336,021              $154,027           $150,154
Less maximum sales charge (7)                                        (9,913)               (4,544)            (4,429)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                        (1,613)                 (154)              (586)
                                                                   ________              ________           ________
Net assets                                                         $324,495              $149,329           $145,139
                                                                   ========              ========           ========
__________

See "Notes to Statements of Net Assets" on page 19.


                        Statements of Net Assets

                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                                                           Value Line(R)
                                                                     Target Triad        Target VIP         Target 25
                                                                       Portfolio          Portfolio          Portfolio
                                                                      1st Quarter        1st Quarter        1st Quarter
                                                                      2014 Series        2014 Series        2014 Series
                                                                     _____________      _____________      _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                       $287,118           $435,454           $130,769
Less liability for reimbursement to Sponsor
   for organization costs (3)                                              (667)            (1,188)              (462)
Less liability for deferred sales charge (4)                             (4,205)            (6,378)            (1,915)
Less liability for creation and development fee (5)                      (1,450)            (2,199)              (660)
                                                                       ________           ________            _______
Net assets                                                             $280,796           $425,689           $127,732
                                                                       ========           ========           ========
Units outstanding                                                        29,002             43,985             13,209
Net asset value per Unit (6)                                           $  9.682           $  9.678           $  9.670

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                  $290,019           $439,853           $132,091
Less maximum sales charge (7)                                            (8,556)           (12,976)            (3,897)
Less estimated reimbursement to Sponsor for organization costs (3)         (667)            (1,188)              (462)
                                                                       ________           ________           ________
Net assets                                                             $280,796           $425,689           $127,732
                                                                       ========           ========           ========
__________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of April 9, 2015.

(2) An irrevocable letter of credit for approximately $4,700,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 1st Quarter 2014 Series; The Dow(R) Target Dividend Portfolio, 1st Quarter 2014 Series; Global Target 15 Portfolio, 1st Quarter 2014 Series; NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series; S&P Target 24 Portfolio, 1st Quarter 2014 Series; S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series; Target Diversified Dividend Portfolio, 1st Quarter 2014 Series; Target Double Play Portfolio, 1st Quarter 2014 Series; Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series; Target Growth Portfolio, 1st Quarter 2014 Series; and Value Line(R) Target 25 Portfolio, 1st Quarter 2014 Series; and approximately $500,000 has been allocated to each of Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series; Target Focus Four Portfolio, 1st Quarter 2014 Series; Target Focus Five Portfolio, 1st Quarter 2014 Series; Target Triad Portfolio, 1st Quarter 2014 Series; and Target VIP Portfolio, 1st Quarter 2014 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0100 to $.0480 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 17, 2014 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2014. If Unit holders redeem Units before June 20, 2014 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                         Schedule of Investments

         The Dow (R) Target 5 Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                               Percentage
                                                               of Aggregate   Number     Market      Cost of        Current
Ticker Symbol and                                              Offering       of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                               Price          Shares     Share       the Trust (2)  Yield (3)
_______________________________                                _________      ______     _______     _________      _________
COMMON STOCKS (100%):
Health Care (20%):
PFE      Pfizer Inc.                                             20%            967      $30.95      $ 29,929        3.36%
Industrials (20%):
GE       General Electric Company                                20%          1,100       27.21        29,931        3.23%
Information Technology (40%):
CSCO     Cisco Systems, Inc.                                     20%          1,342       22.30        29,926        3.05%
INTC     Intel Corporation                                       20%          1,177       25.43        29,931        3.54%
Telecommunication Services (20%):
T        AT&T Inc.                                               20%            874       34.24        29,926        5.37%
                                                                ____                                 ________
              Total Investments                                 100%                                 $149,643
                                                                ====                                 ========
___________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

      The Dow(R) Target Dividend Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price         Shares     Share       the Trust (2)  Yield (3)
________________________________                                ____________  ______     _________   _____________  _________
COMMON STOCKS (100%):
Consumer Discretionary (5%):
SPLS      Staples, Inc.                                            5%          500       $15.61      $  7,805        3.07%
Energy (10%):
COP       ConocoPhillips                                           5%          112        69.69         7,805        3.96%
ESV       Ensco Plc +                                              5%          138        56.50         7,797        5.31%
Financials (30%):
CINF      Cincinnati Financial Corporation                         5%          153        50.89         7,786        3.30%
FNB       F.N.B. Corporation                                       5%          607        12.85         7,800        3.74%
FNFG      First Niagara Financial Group, Inc.                      5%          756        10.32         7,802        3.10%
ORI       Old Republic International Corporation                   5%          458        17.02         7,795        4.23%
PBCT      People's United Financial, Inc.                          5%          506        15.42         7,803        4.22%
VLY       Valley National Bancorp                                  5%          774        10.08         7,802        4.37%
Materials (5%):
OLN       Olin Corporation                                         5%          278        28.06         7,801        2.85%
Utilities (50%):
GAS       AGL Resources Inc.                                       5%          169        46.14         7,798        4.07%
AVA       Avista Corporation                                       5%          279        27.93         7,792        4.37%
BKH       Black Hills Corporation                                  5%          148        52.69         7,798        2.88%
EIX       Edison International                                     5%          173        45.07         7,797        3.15%
ETR       Entergy Corporation                                      5%          128        60.85         7,789        5.46%
EXC       Exelon Corporation                                       5%          290        26.87         7,792        4.61%
TEG       Integrys Energy Group, Inc.                              5%          147        53.14         7,812        5.12%
NU        Northeast Utilities                                      5%          187        41.74         7,805        3.52%
PNW       Pinnacle West Capital Corporation                        5%          150        52.10         7,815        4.36%
SCG       SCANA Corporation                                        5%          171        45.67         7,810        4.44%
                                                                 ____                                ________
               Total Investments                                 100%                                $156,004
                                                                 ====                                ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

           Global Target 15 Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                      Percentage                         Cost of
                                                                      of Aggregate  Number    Market     Securities  Current
Ticker Symbol and                                                     Offering      of        Value per  to the      Dividend
Name of Issuer of Securities (1)(4)(5)                                Price         Shares    Share      Trust (2)   Yield (3)
______________________________________                                ____________  ______    ________   __________  _________
COMMON STOCKS (100.00%):
China (33.33%):
3988 HK       Bank of China Ltd. #                                      6.66%       25,172    $ 0.45     $ 11,264      6.46%
3328 HK       Bank of Communications Co. Ltd. (Class H) #               6.67%       16,766      0.67       11,265      5.90%
1898 HK       China Coal Energy Company Limited #                       6.67%       20,746      0.54       11,265      6.39%
939 HK        China Construction Bank Corporation #                     6.66%       15,486      0.73       11,265      6.09%
1398 HK       Industrial and Commercial Bank of China Ltd. #            6.67%       17,331      0.65       11,265      6.08%
United Kingdom (33.33%):
LAD LN        Ladbrokes Plc #                                           6.67%        3,811      2.96       11,266      5.50%
EMG LN        Man Group Plc #                                           6.66%        7,790      1.45       11,264     12.61%
RSA LN        RSA Insurance Group Plc #                                 6.66%        6,800      1.66       11,264      6.82%
TSCO LN       Tesco Plc #                                               6.67%        2,086      5.40       11,266      5.00%
VOD LN        Vodafone Group Plc #                                      6.67%        2,902      3.88       11,266      4.92%
United States (33.34%):
T             AT&T Inc.                                                 6.67%          329     34.24       11,265      5.37%
CSCO          Cisco Systems, Inc.                                       6.66%          505     22.30       11,262      3.05%
GE            General Electric Company                                  6.67%          414     27.21       11,265      3.23%
INTC          Intel Corporation                                         6.67%          443     25.43       11,265      3.54%
PFE           Pfizer Inc.                                               6.67%          364     30.95       11,266      3.36%
                                                                      _______                            ________
                      Total Investments                               100.00%                            $168,973
                                                                      =======                            ========
_____________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

   NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014


                                                                          Percentage
                                                                          of Aggregate    Number    Market      Cost of
Ticker Symbol and                                                         Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)(5)+                                   Price           Shares    Share       the Trust (2)
_______________________________________                                   ____________    ______    _________   _____________
COMMON STOCKS (100%):
Brazil (8%):
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR)                         4%            427     $ 12.68     $  5,414
VALE      Vale S.A. (ADR)                                                    4%            388       13.95        5,413
Canada (12%):
BAM       Brookfield Asset Management Inc. (Class A)                         4%            144       37.57        5,410
CNQ       Canadian Natural Resources Ltd.                                    4%            166       32.66        5,422
SU        Suncor Energy, Inc.                                                4%            156       34.70        5,413
China (8%):
SNP       China Petroleum and Chemical Corporation (Sinopec) (ADR)           4%             71       76.23        5,412
PTR       PetroChina Company Limited (ADR)                                   4%             52      103.99        5,408
France (8%):
ORAN      Orange (ADR)                                                       4%            435       12.44        5,411
TOT       Total S.A. (ADR)                                                   4%             92       58.95        5,423
Hong Kong (12%):
CHL       China Mobile Limited (ADR)                                         4%            108       50.23        5,425
CHU       China Unicom (Hong Kong) Limited (ADR)                             4%            375       14.45        5,419
CEO       CNOOC Limited (ADR)                                                4%             30      180.90        5,427
Italy (4%):
E         Eni SpA (ADR)                                                      4%            115       47.00        5,405
Japan (24%):
MTU       Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)                  4%            824        6.57        5,414
MFG       Mizuho Financial Group, Inc. (ADR)                                 4%          1,222        4.43        5,413
NTT       Nippon Telegraph and Telephone Corporation (ADR)                   4%            200       27.12        5,424
DCM       NTT DoCoMo, Inc. (ADR)                                             4%            334       16.22        5,418
SNE       Sony Corporation (ADR)                                             4%            297       18.25        5,420
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR)                        4%            523       10.35        5,413
The Netherlands (4%):
ING       ING Groep N.V. (ADR) *                                             4%            376       14.39        5,411
Norway (4%):
STO       StatoilHydro ASA (ADR)                                             4%            227       23.89        5,423
South Korea (8%):
PKX       POSCO (ADR)                                                        4%             74       73.19        5,416
SHG       Shinhan Financial Group Co., Ltd. (ADR)                            4%            128       42.30        5,414
United Kingdom (8%):
BP        BP Plc (ADR)                                                       4%            111       48.73        5,409
RDS/A     Royal Dutch Shell Plc (ADR)                                        4%             77       70.41        5,422
                                                                           ____                                ________
           Total Investments                                               100%                                $135,399
                                                                           ====                                ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

            S&P Target 24 Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.16%):
AZO       AutoZone, Inc. *                                               1.50%           4        $  489.07     $   1,956
HD        The Home Depot, Inc.                                          10.34%         165            81.93        13,518
ORLY      O'Reilly Automotive, Inc. *                                    1.32%          13           132.58         1,724
Consumer Staples (11.04%):
CL        Colgate-Palmolive Company                                      2.77%          57            63.54         3,622
KMB       Kimberly-Clark Corporation                                     1.90%          24           103.28         2,479
PM        Philip Morris International Inc.                               6.37%         100            83.27         8,327
Energy (10.68%):
CVX       Chevron Corporation                                            8.21%          87           123.29        10,726
MPC       Marathon Petroleum Corporation                                 0.88%          13            88.68         1,153
PSX       Phillips 66                                                    1.59%          27            76.87         2,075
Financials (16.87%):
AON       Aon Plc +                                                     11.41%         182            81.90        14,906
AIZ       Assurant, Inc.                                                 2.22%          43            67.58         2,906
TMK       Torchmark Corporation                                          3.24%          54            78.53         4,241
Health Care (13.48%):
CELG      Celgene Corporation *                                          3.20%          25           167.46         4,187
PFE       Pfizer Inc.                                                    9.38%         396            30.95        12,256
STJ       St. Jude Medical, Inc.                                         0.90%          18            65.40         1,177
Industrials (11.47%):
DNB       The Dun & Bradstreet Corporation                               1.32%          14           122.92         1,721
FLS       Flowserve Corporation                                          3.01%          51            77.18         3,936
NOC       Northrop Grumman Corporation                                   7.14%          81           115.19         9,330
Information Technology (19.69%):
MA        MasterCard Incorporated                                       15.37%          24           836.84        20,084
STX       Seagate Technology Plc +                                       3.01%          66            59.63         3,936
VRSN      VeriSign, Inc. *                                               1.31%          28            61.24         1,715
Materials (3.61%):
FMC       FMC Corporation                                                0.40%           7            74.42           521
LYB       LyondellBasell Industries N.V. +                               1.71%          28            79.73         2,232
PX        Praxair, Inc.                                                  1.50%          15           130.93         1,964
                                                                       _______                                   ________
               Total Investments                                       100.00%                                   $130,692
                                                                       =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

          S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.22%):
ANF       Abercrombie & Fitch Co. (Class A)                             2.22%           117        $ 32.92      $  3,852
BH        Biglari Holdings Inc. *                                       1.10%             4         478.70         1,915
DGIT      Digital Generation, Inc. *                                    1.11%           144          13.39         1,928
FRED      Fred's, Inc.                                                  1.11%           109          17.76         1,936
ISCA      International Speedway Corporation                            2.23%           111          34.87         3,871
MDC       M.D.C. Holdings, Inc.                                         2.23%           121          32.04         3,877
MHO       M/I Homes, Inc. *                                             1.11%            76          25.38         1,929
VOXX      VOXX International Corporation *                              1.11%           114          16.99         1,937
Consumer Staples (2.23%):
UVV       Universal Corporation                                         2.23%            72          53.94         3,884
Energy (10.00%):
ANR       Alpha Natural Resources, Inc. *                               2.22%           593           6.52         3,866
ERA       ERA Group, Inc. *                                             1.11%            63          30.65         1,931
EXH       Exterran Holdings Inc. *                                      1.12%            57          34.15         1,947
GPRE      Green Plains Renewable Energy, Inc.                           1.11%           101          19.04         1,923
HFC       HollyFrontier Corporation                                     2.22%            79          48.86         3,860
PVA       Penn Virginia Corporation *                                   1.11%           176          10.98         1,932
SFY       Swift Energy Company *                                        1.11%           141          13.70         1,932
Financials (45.55%):
ASBC      Associated Banc-Corp                                          2.22%           226          17.08         3,860
BXS       BancorpSouth, Inc.                                            2.22%           156          24.77         3,864
CDR       Cedar Realty Trust Inc. (6)                                   1.11%           312           6.20         1,934
CUZ       Cousins Properties Incorporated (6)                           1.11%           182          10.62         1,933
RE        Everest Re Group, Ltd. +                                      2.22%            26         148.76         3,868
FNF       Fidelity National Financial, Inc.                             2.23%           122          31.71         3,869
FAF       First American Financial Corporation                          2.23%           141          27.49         3,876
FMBI      First Midwest Bancorp, Inc.                                   1.11%           111          17.43         1,935
HBHC      Hancock Holding Company                                       2.21%           105          36.64         3,847
IBOC      International Bancshares Corporation                          2.23%           152          25.49         3,874
JNS       Janus Capital Group Inc.                                      2.22%           321          12.04         3,865
KMPR      Kemper Corporation                                            2.23%           100          38.83         3,883
MBFI      MB Financial, Inc.                                            1.11%            61          31.66         1,931
NAVG      The Navigators Group, Inc. *                                  1.11%            31          62.03         1,923
ORI       Old Republic International Corporation                        2.22%           227          17.02         3,864
PJC       Piper Jaffray Companies, Inc. *                               1.12%            49          39.58         1,939
PRA       ProAssurance Corporation                                      1.11%            40          48.11         1,924
PL        Protective Life Corporation                                   2.23%            75          51.74         3,880
RGA       Reinsurance Group of America                                  2.21%            50          76.93         3,847
SIGI      Selective Insurance Group, Inc.                               1.11%            74          26.19         1,938
SFG       StanCorp Financial Group, Inc.                                2.22%            58          66.53         3,859
STC       Stewart Information Services Corporation                      1.11%            58          33.22         1,927
SNV       Synovus Financial Corp.                                       2.22%         1,086           3.56         3,866
TCB       TCF Financial Corporation                                     2.22%           231          16.74         3,867
WBS       Webster Financial Corporation                                 2.22%           126          30.58         3,853


                    Schedule of Investments (cont'd.)

          S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Health Care (3.34%):
CCRN     Cross Country Healthcare, Inc. *                               1.11%           190       $  10.19      $  1,936
LPNT     LifePoint Hospitals, Inc. *                                    2.23%            70          55.36         3,875
Industrials (6.66%):
ACM      Aecom Technology Corp. *                                       2.22%           129          29.98         3,867
CDI      CDI Corp.                                                      1.11%           107          18.05         1,931
JBLU     JetBlue Airways Corporation *                                  2.22%           429           9.00         3,861
SKYW     SkyWest, Inc.                                                  1.11%           130          14.86         1,932
Information Technology (6.66%):
BBOX     Black Box Corporation                                          1.11%            65          29.72         1,932
EBIX     Ebix Inc.                                                      1.11%           129          14.97         1,931
MWW      Monster Worldwide, Inc. *                                      1.11%           278           6.94         1,929
RTEC     Rudolph Technologies, Inc. *                                   1.11%           159          12.16         1,933
SYKE     Sykes Enterprises, Incorporated *                              1.11%            92          20.91         1,924
TTMI     TTM Technologies, Inc. *                                       1.11%           230           8.41         1,934
Materials (2.22%):
ASH      Ashland Inc.                                                   2.22%            39          99.01         3,861
Telecommunication Services (1.12%):
ATNI     Atlantic Tele-Network, Inc.                                    1.12%            34          57.21         1,945
Utilities (10.00%):
ATO      Atmos Energy Corporation                                       2.22%            85          45.42         3,861
AVA      Avista Corporation                                             1.11%            69          27.93         1,927
GXP      Great Plains Energy Incorporated                               2.22%           160          24.16         3,866
IDA      IDACORP, Inc.                                                  2.23%            75          51.69         3,877
WR       Westar Energy, Inc.                                            2.22%           118          32.67         3,855
                                                                      _______                                   ________
              Total Investments                                       100.00%                                   $173,923
                                                                      =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

     Target Diversified Dividend Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.01%):
RCII        Rent-A-Center, Inc.                                         2.51%          127        $ 33.14     $  4,209
SPLS        Staples, Inc.                                               2.50%          269          15.61        4,199
SUP         Superior Industries International, Inc.                     2.50%          212          19.79        4,195
TGT         Target Corporation                                          2.50%           67          62.69        4,200
Consumer Staples (10.01%):
ADM         Archer-Daniels-Midland Company                              2.50%           99          42.36        4,194
FDP         Fresh Del Monte Produce Inc. +                              2.51%          155          27.17        4,211
TAP         Molson Coors Brewing Company                                2.50%           76          55.22        4,197
UVV         Universal Corporation                                       2.50%           78          53.94        4,207
Energy (10.01%):
CVX         Chevron Corporation                                         2.50%           34         123.29        4,192
ESV         Ensco Plc +                                                 2.49%           74          56.50        4,181
GLNG        Golar LNG Limited +                                         2.51%          115          36.61        4,210
HP          Helmerich & Payne, Inc.                                     2.51%           50          84.45        4,222
Financials (9.99%):
AFG         American Financial Group, Inc.                              2.50%           74          56.74        4,199
BLX         Banco Latinoamericano de Comercio Exterior, S.A. +          2.50%          157          26.73        4,197
JPM         JPMorgan Chase & Co.                                        2.49%           71          58.87        4,180
MHLD        Maiden Holdings Ltd. +                                      2.50%          367          11.43        4,195
Health Care (9.99%):
MRK         Merck & Co., Inc.                                           2.49%           84          49.79        4,182
OMI         Owens & Minor, Inc.                                         2.49%          113          37.05        4,187
PFE         Pfizer Inc.                                                 2.51%          136          30.95        4,209
DGX         Quest Diagnostics Incorporated                              2.50%           79          53.19        4,202
Industrials (10.00%):
AYR         Aircastle Ltd. +                                            2.50%          227          18.50        4,199
CMRE        Costamare Inc. +                                            2.50%          234          17.93        4,196
SSW         Seaspan Corp. +                                             2.50%          191          22.00        4,202
TGH         Textainer Group Holdings Limited +                          2.50%          115          36.55        4,203
Information Technology (10.00%):
CMTL        Comtech Telecommunications Corp.                            2.50%          133          31.58        4,200
GLW         Corning Incorporated                                        2.50%          234          17.98        4,207
INTC        Intel Corporation                                           2.50%          165          25.43        4,196
JBL         Jabil Circuit, Inc.                                         2.50%          246          17.06        4,197


                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 1st Quarter 2014 Series
                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Materials (9.98%):
UFS         Domtar Corporation +                                        2.50%           45        $ 93.19     $  4,194
PAAS        Pan American Silver Corporation +                           2.50%          360          11.67        4,201
POT         Potash Corporation of Saskatchewan Inc. +                   2.49%          125          33.49        4,186
TCK         Teck Resources Limited (Class B) +                          2.49%          172          24.36        4,190
Telecommunication Services (10.01%):
T           AT&T Inc.                                                   2.51%          123          34.24        4,212
BCE         BCE Inc. +                                                  2.50%          100          42.00        4,200
RCI         Rogers Communications, Inc. (Class B) +                     2.50%           95          44.20        4,199
TDS         Telephone & Data Systems, Inc.                              2.50%          153          27.43        4,197
Utilities (10.00%):
ED          Consolidated Edison, Inc.                                   2.51%           79          53.41        4,219
IDA         IDACORP, Inc.                                               2.49%           81          51.69        4,187
PPL         PPL Corporation                                             2.51%          142          29.65        4,210
PEG         Public Service Enterprise Group Incorporated                2.49%          133          31.48        4,187
                                                                      _______                                 ________
            Total Investments                                         100.00%                                 $167,950
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

    Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (5.43%):
LAD LN        Ladbrokes Plc #                                           1.67%          1,674      $  2.96     $  4,949
RCII          Rent-A-Center, Inc.                                       0.62%             56        33.14        1,856
SPLS          Staples, Inc.                                             1.88%            357        15.61        5,573
SUP           Superior Industries International, Inc.                   0.63%             94        19.79        1,860
TGT           Target Corporation                                        0.63%             30        62.69        1,881
Consumer Staples (6.66%):
ADM           Archer-Daniels-Midland Company                            0.63%             44        42.36        1,864
FDP           Fresh Del Monte Produce Inc. +                            0.62%             68        27.17        1,848
IMT LN        Imperial Tobacco Group Plc #                              1.24%            100        36.96        3,696
TAP           Molson Coors Brewing Company                              0.63%             34        55.22        1,877
TSCO LN       Tesco Plc #                                               2.92%          1,603         5.40        8,657
UVV           Universal Corporation                                     0.62%             34        53.94        1,834
Energy (11.68%):
BP/ LN        BP Plc #                                                  1.25%            458         8.11        3,713
CVX           Chevron Corporation                                       0.62%             15       123.29        1,849
1898 HK       China Coal Energy Company Limited #                       1.67%          9,112         0.54        4,948
COP           ConocoPhillips                                            1.24%             53        69.69        3,694
ENI IM        Eni SpA #                                                 1.25%            157        23.59        3,703
ESV           Ensco Plc +                                               1.89%             99        56.50        5,594
GLNG          Golar LNG Limited +                                       0.63%             51        36.61        1,867
HP            Helmerich & Payne, Inc.                                   0.63%             22        84.45        1,858
RDSB LN       Royal Dutch Shell Plc #                                   1.25%            100        37.16        3,716
FP FP         Total S.A. #                                              1.25%             63        59.13        3,725
Financials (22.50%):
AFG           American Financial Group, Inc.                            0.63%             33        56.74        1,872
BLX           Banco Latinoamericano de Comercio Exterior, S.A. +        0.62%             69        26.73        1,844
3988 HK       Bank of China Ltd. #                                      1.67%         11,058         0.45        4,948
3328 HK       Bank of Communications Co. Ltd. (Class H) #               1.67%          7,365         0.67        4,949
939 HK        China Construction Bank Corporation #                     1.67%          6,803         0.73        4,948
CINF          Cincinnati Financial Corporation                          1.25%             73        50.89        3,715
FNB           F.N.B. Corporation                                        1.25%            289        12.85        3,714
FNFG          First Niagara Financial Group, Inc.                       1.25%            360        10.32        3,715
HSBA LN       HSBC Holdings Plc #                                       1.25%            334        11.10        3,706
1398 HK       Industrial and Commercial Bank of China Ltd. #            1.67%          7,613         0.65        4,948
JPM           JPMorgan Chase & Co.                                      0.61%             31        58.87        1,825
MHLD          Maiden Holdings Ltd. +                                    0.62%            162        11.43        1,852
EMG LN        Man Group Plc #                                           1.67%          3,422         1.45        4,948
ORI           Old Republic International Corporation                    1.25%            218        17.02        3,710
PBCT          People's United Financial, Inc.                           1.25%            241        15.42        3,716
RSA LN        RSA Insurance Group Plc #                                 1.67%          2,987         1.66        4,948
SWEDA SS      Swedbank AB #                                             1.25%            135        27.50        3,712
VLY           Valley National Bancorp                                   1.25%            368        10.08        3,709


                    Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Health Care (6.67%):
AZN LN        AstraZeneca Plc #                                         1.26%             64      $ 58.39     $  3,737
GSK LN        GlaxoSmithKline Plc #                                     1.25%            141        26.30        3,709
MRK           Merck & Co., Inc.                                         0.62%             37        49.79        1,842
OMI           Owens & Minor, Inc.                                       0.62%             50        37.05        1,853
PFE           Pfizer Inc.                                               2.29%            220        30.95        6,809
DGX           Quest Diagnostics Incorporated                            0.63%             35        53.19        1,862
Industrials (4.16%):
AYR           Aircastle Ltd. +                                          0.62%            100        18.50        1,850
CMRE          Costamare Inc. +                                          0.62%            103        17.93        1,847
GE            General Electric Company                                  1.67%            182        27.21        4,952
SSW           Seaspan Corp. +                                           0.62%             84        22.00        1,848
TGH           Textainer Group Holdings Limited +                        0.63%             51        36.55        1,864
Information Technology (5.84%):
CSCO          Cisco Systems, Inc.                                       1.67%            222        22.30        4,951
CMTL          Comtech Telecommunications Corp.                          0.63%             59        31.58        1,863
GLW           Corning Incorporated                                      0.62%            103        17.98        1,852
INTC          Intel Corporation                                         2.29%            268        25.43        6,815
JBL           Jabil Circuit, Inc.                                       0.63%            109        17.06        1,860
Materials (3.74%):
UFS           Domtar Corporation +                                      0.63%             20        93.19        1,864
OLN           Olin Corporation                                          1.25%            132        28.06        3,704
PAAS          Pan American Silver Corporation +                         0.62%            159        11.67        1,856
POT           Potash Corporation of Saskatchewan Inc. +                 0.62%             55        33.49        1,842
TCK           Teck Resources Limited (Class B) +                        0.62%             76        24.36        1,851
Telecommunication Services (12.08%):
T             AT&T Inc.                                                 2.29%            199        34.24        6,814
BCE           BCE Inc. +                                                0.62%             44        42.00        1,848
DTE GY        Deutsche Telekom AG #                                     1.25%            223        16.60        3,702
ORA FP        Orange #                                                  1.25%            299        12.41        3,711
RCI           Rogers Communications, Inc. (Class B) +                   0.62%             42        44.20        1,856
TDS           Telephone & Data Systems, Inc.                            0.63%             68        27.43        1,865
TLSN SS       TeliaSonera AB #                                          1.25%            464         7.99        3,709
VIV FP        Vivendi S.A. #                                            1.25%            148        25.13        3,719
VOD LN        Vodafone Group Plc #                                      2.92%          2,230         3.88        8,657
Utilities (21.24%):
GAS           AGL Resources Inc.                                        1.24%             80        46.14        3,691
AVA           Avista Corporation                                        1.25%            133        27.93        3,715
BKH           Black Hills Corporation                                   1.24%             70        52.69        3,688
CNA LN        Centrica Plc #                                            1.25%            683         5.43        3,709
ED            Consolidated Edison, Inc.                                 0.63%             35        53.41        1,869
EOAN GY       E.ON SE #                                                 1.25%            209        17.74        3,708
EIX           Edison International                                      1.24%             82        45.07        3,696


                       Schedule of Investments (cont'd.)

       Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series
                                    FT 4610


   At the Opening of Business on the Initial Date of Deposit-January 9, 2014



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Utilities (cont'd.):
EDF FP      Electricite de France S.A. #                                1.25%            107      $ 34.72     $  3,715
ETR         Entergy Corporation                                         1.25%             61        60.85        3,712
EXC         Exelon Corporation                                          1.25%            138        26.87        3,708
GSZ FP      GDF SUEZ #                                                  1.25%            162        22.88        3,707
IDA         IDACORP, Inc.                                               0.63%             36        51.69        1,861
TEG         Integrys Energy Group, Inc.                                 1.25%             70        53.14        3,720
NG/ LN      National Grid Plc #                                         1.25%            291        12.73        3,705
NU          Northeast Utilities                                         1.25%             89        41.74        3,715
PNW         Pinnacle West Capital Corporation                           1.25%             71        52.10        3,699
PPL         PPL Corporation                                             0.63%             63        29.65        1,868
PEG         Public Service Enterprise Group Incorporated                0.63%             59        31.48        1,857
SCG         SCANA Corporation                                           1.25%             81        45.67        3,699
                                                                      _______                                 ________
                 Total Investments                                    100.00%                                 $296,895
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

          Target Double Play Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (5.51%):
CAAS     China Automotive Systems, Inc. +*                              0.50%          78         $  8.23     $    642
FDML     Federal-Mogul Corporation *                                    0.50%          28           22.97          643
GT       The Goodyear Tire & Rubber Company                             0.50%          26           24.71          642
RGC      Regal Entertainment Group (Class A)                            0.51%          34           19.08          649
RYL      The Ryland Group, Inc.                                         0.50%          15           43.04          646
SPLS     Staples, Inc.                                                  2.49%         205           15.61        3,200
VC       Visteon Corporation *                                          0.51%           8           82.05          656
Energy (28.73%):
BP       BP Plc (ADR) +                                                12.49%         329           48.73       16,032
CHK      Chesapeake Energy Corporation                                  1.47%          73           25.85        1,887
COP      ConocoPhillips                                                 2.50%          46           69.69        3,206
ESV      Ensco Plc +                                                    2.51%          57           56.50        3,220
SLB      Schlumberger Limited +                                         9.76%         144           86.98       12,525
Financials (14.99%):
CINF     Cincinnati Financial Corporation                               2.50%          63           50.89        3,206
FNB      F.N.B. Corporation                                             2.50%         250           12.85        3,213
FNFG     First Niagara Financial Group, Inc.                            2.50%         311           10.32        3,210
ORI      Old Republic International Corporation                         2.49%         188           17.02        3,200
PBCT     People's United Financial, Inc.                                2.50%         208           15.42        3,207
VLY      Valley National Bancorp                                        2.50%         318           10.08        3,205
Health Care (0.51%):
PDLI     PDL BioPharma, Inc.                                            0.51%          76            8.54          649
Industrials (3.19%):
ABFS     Arkansas Best Corporation                                      0.52%          20           33.33          667
ESLT     Elbit Systems Ltd. +                                           0.51%          11           59.70          657
JBLU     JetBlue Airways Corporation *                                  0.50%          72            9.00          648
KBALB    Kimball International, Inc.                                    0.51%          46           14.19          653
LUV      Southwest Airlines Co.                                         1.15%          73           20.18        1,473
Information Technology (19.11%):
AMKR     Amkor Technology, Inc. *                                       0.50%         109            5.91          644
BRCD     Brocade Communications Systems, Inc. *                         0.51%          72            9.03          650
CSC      Computer Sciences Corporation                                  0.69%          16           55.77          892
FNSR     Finisar Corporation *                                          0.50%          26           24.75          644
HPQ      Hewlett-Packard Company                                        4.55%         213           27.45        5,847
INTC     Intel Corporation                                             10.75%         543           25.43       13,808
MRVL     Marvell Technology Group Ltd. +                                0.61%          52           14.97          778
PLAB     Photronics, Inc. *                                             0.50%          74            8.72          645
SWKS     Skyworks Solutions, Inc. *                                     0.50%          23           27.92          642


                    Schedule of Investments (cont'd.)

          Target Double Play Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Materials (2.49%):
OLN      Olin Corporation                                               2.49%         114         $ 28.06     $  3,199
Telecommunication Services (0.51%):
GNCMA    General Communication, Inc. *                                  0.51%          56           11.62          651
Utilities (24.96%):
GAS      AGL Resources Inc.                                             2.48%          69           46.14        3,184
AVA      Avista Corporation                                             2.50%         115           27.93        3,212
BKH      Black Hills Corporation                                        2.50%          61           52.69        3,214
EIX      Edison International                                           2.49%          71           45.07        3,200
ETR      Entergy Corporation                                            2.51%          53           60.85        3,225
EXC      Exelon Corporation                                             2.49%         119           26.87        3,198
TEG      Integrys Energy Group, Inc.                                    2.48%          60           53.14        3,188
NU       Northeast Utilities                                            2.50%          77           41.74        3,214
PNW      Pinnacle West Capital Corporation                              2.52%          62           52.10        3,230
SCG      SCANA Corporation                                              2.49%          70           45.67        3,197
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $128,398
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

          Target Focus Four Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                     Percentage
                                                                     of Aggregate     Number      Market      Cost of
Ticker Symbol and                                                    Offering         of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price            Shares      Share       the Trust (2)
___________________________________                                  ____________     ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (7.40%):
ANF      Abercrombie & Fitch Co. (Class A)                             0.67%             55       $  32.92    $  1,811
BH       Biglari Holdings Inc. *                                       0.35%              2         478.70         957
CAAS     China Automotive Systems, Inc. +*                             0.30%            100           8.23         823
DGIT     Digital Generation, Inc. *                                    0.34%             68          13.39         911
FDML     Federal-Mogul Corporation *                                   0.30%             36          22.97         827
FRED     Fred's, Inc.                                                  0.33%             51          17.76         906
GT       The Goodyear Tire & Rubber Company                            0.30%             33          24.71         815
ISCA     International Speedway Corporation                            0.67%             52          34.87       1,813
MDC      M.D.C. Holdings, Inc.                                         0.67%             57          32.04       1,826
MHO      M/I Homes, Inc. *                                             0.34%             36          25.38         914
RGC      Regal Entertainment Group (Class A)                           0.30%             43          19.08         820
RYL      The Ryland Group, Inc.                                        0.30%             19          43.04         818
SNE      Sony Corporation (ADR) +                                      0.40%             60          18.25       1,095
SPLS     Staples, Inc.                                                 1.50%            261          15.61       4,074
VC       Visteon Corporation *                                         0.30%             10          82.05         821
VOXX     VOXX International Corporation *                              0.33%             53          16.99         900
Consumer Staples (0.67%):
UVV      Universal Corporation                                         0.67%             34          53.94       1,834
Energy (24.59%):
ANR      Alpha Natural Resources, Inc. *                               0.67%            278           6.52       1,813
BP       BP Plc (ADR) +                                                7.87%            439          48.73      21,392
CNQ      Canadian Natural Resources Ltd. +                             0.40%             33          32.66       1,078
CHK      Chesapeake Energy Corporation                                 0.88%             93          25.85       2,404
SNP      China Petroleum and Chemical Corporation
         (Sinopec) (ADR) +                                             0.39%             14          76.23       1,067
CEO      CNOOC Limited (ADR) +                                         0.40%              6         180.90       1,085
COP      ConocoPhillips                                                1.51%             59          69.69       4,112
E        Eni SpA (ADR) +                                               0.40%             23          47.00       1,081
ESV      Ensco Plc +                                                   1.50%             72          56.50       4,068
ERA      ERA Group, Inc. *                                             0.34%             30          30.65         920
EXH      Exterran Holdings Inc. *                                      0.34%             27          34.15         922
GPRE     Green Plains Renewable Energy, Inc.                           0.34%             48          19.04         914
HFC      HollyFrontier Corporation                                     0.67%             37          48.86       1,808
PVA      Penn Virginia Corporation *                                   0.33%             82          10.98         900
PTR      PetroChina Company Limited (ADR) +                            0.38%             10         103.99       1,040


                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2014 Series
                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014



                                                                     Percentage
                                                                     of Aggregate     Number      Market      Cost of
Ticker Symbol and                                                    Offering         of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price            Shares      Share       the Trust (2)
____________________________________                                 ___________      ______      ________    ______________
Energy (cont'd.):
PBR      Petroleo Brasileiro S.A. - Petrobras (ADR) +                  0.40%             86     $  12.68      $  1,090
RDS/A    Royal Dutch Shell Plc (ADR) +                                 0.39%             15        70.41         1,056
SLB      Schlumberger Limited +                                        5.86%            183        86.98        15,917
STO      StatoilHydro ASA (ADR) +                                      0.40%             46        23.89         1,099
SU       Suncor Energy, Inc. +                                         0.40%             31        34.70         1,076
SFY      Swift Energy Company *                                        0.33%             66        13.70           904
TOT      Total S.A. (ADR) +                                            0.39%             18        58.95         1,061
Financials (25.07%):
ASBC     Associated Banc-Corp                                          0.67%            106        17.08         1,811
BXS      BancorpSouth, Inc.                                            0.67%             73        24.77         1,808
BAM      Brookfield Asset Management Inc. (Class A) +                  0.40%             29        37.57         1,090
CDR      Cedar Realty Trust Inc. (6)                                   0.33%            146         6.20           905
CINF     Cincinnati Financial Corporation                              1.50%             80        50.89         4,071
CUZ      Cousins Properties Incorporated (6)                           0.33%             85        10.62           903
RE       Everest Re Group, Ltd. +                                      0.66%             12       148.76         1,785
FNB      F.N.B. Corporation                                            1.50%            317        12.85         4,073
FNF      Fidelity National Financial, Inc.                             0.66%             57        31.71         1,807
FAF      First American Financial Corporation                          0.67%             66        27.49         1,814
FMBI     First Midwest Bancorp, Inc.                                   0.33%             52        17.43           906
FNFG     First Niagara Financial Group, Inc.                           1.50%            395        10.32         4,076
HBHC     Hancock Holding Company                                       0.66%             49        36.64         1,795
ING      ING Groep N.V. (ADR) +*                                       0.40%             76        14.39         1,094
IBOC     International Bancshares Corporation                          0.67%             71        25.49         1,810
JNS      Janus Capital Group Inc.                                      0.66%            150        12.04         1,806
KMPR     Kemper Corporation                                            0.67%             47        38.83         1,825
MBFI     MB Financial, Inc.                                            0.34%             29        31.66           918
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +           0.40%            165         6.57         1,084
MFG      Mizuho Financial Group, Inc. (ADR) +                          0.40%            245         4.43         1,085
NAVG     The Navigators Group, Inc. *                                  0.34%             15        62.03           930
ORI      Old Republic International Corporation                        2.16%            345        17.02         5,872
PBCT     People's United Financial, Inc.                               1.50%            264        15.42         4,071
PJC      Piper Jaffray Companies, Inc. *                               0.33%             23        39.58           910
PRA      ProAssurance Corporation                                      0.34%             19        48.11           914
PL       Protective Life Corporation                                   0.67%             35        51.74         1,811
RGA      Reinsurance Group of America                                  0.68%             24        76.93         1,846
SIGI     Selective Insurance Group, Inc.                               0.34%             35        26.19           917


                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2014 Series
                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014



                                                                     Percentage
                                                                     of Aggregate     Number      Market      Cost of
Ticker Symbol and                                                    Offering         of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price            Shares      Share       the Trust (2)
____________________________________                                 ___________      ______      ________    _____________
Financials (cont'd.):
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                     0.40%           26         $ 42.30     $  1,100
SFG      StanCorp Financial Group, Inc.                                0.66%           27           66.53        1,796
STC      Stewart Information Services Corporation                      0.33%           27           33.22          897
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                 0.40%          105           10.35        1,087
SNV      Synovus Financial Corp.                                       0.67%          509            3.56        1,812
TCB      TCF Financial Corporation                                     0.67%          108           16.74        1,808
VLY      Valley National Bancorp                                       1.50%          404           10.08        4,072
WBS      Webster Financial Corporation                                 0.66%           59           30.58        1,804
Health Care (1.30%):
CCRN     Cross Country Healthcare, Inc. *                              0.33%           89           10.19          907
LPNT     LifePoint Hospitals, Inc. *                                   0.67%           33           55.36        1,827
PDLI     PDL BioPharma, Inc.                                           0.30%           96            8.54          820
Industrials (3.90%):
ACM      Aecom Technology Corp. *                                      0.66%           60           29.98        1,799
ABFS     Arkansas Best Corporation                                     0.31%           25           33.33          833
CDI      CDI Corp.                                                     0.33%           50           18.05          903
ESLT     Elbit Systems Ltd. +                                          0.31%           14           59.70          836
JBLU     JetBlue Airways Corporation *                                 0.97%          292            9.00        2,628
KBALB    Kimball International, Inc.                                   0.30%           58           14.19          823
SKYW     SkyWest, Inc.                                                 0.33%           61           14.86          906
LUV      Southwest Airlines Co.                                        0.69%           93           20.18        1,877
Information Technology (13.47%):
AMKR     Amkor Technology, Inc. *                                      0.30%          138            5.91          816
BBOX     Black Box Corporation                                         0.33%           30           29.72          892
BRCD     Brocade Communications Systems, Inc. *                        0.30%           91            9.03          822
CSC      Computer Sciences Corporation                                 0.41%           20           55.77        1,115
EBIX     Ebix Inc.                                                     0.34%           61           14.97          913
FNSR     Finisar Corporation *                                         0.30%           33           24.75          817
HPQ      Hewlett-Packard Company                                       2.73%          270           27.45        7,412
INTC     Intel Corporation                                             6.46%          690           25.43       17,547
MRVL     Marvell Technology Group Ltd. +                               0.37%           67           14.97        1,003
MWW      Monster Worldwide, Inc. *                                     0.33%          131            6.94          909
PLAB     Photronics, Inc. *                                            0.30%           94            8.72          820
RTEC     Rudolph Technologies, Inc. *                                  0.33%           74           12.16          900
SWKS     Skyworks Solutions, Inc. *                                    0.31%           30           27.92          838
SYKE     Sykes Enterprises, Incorporated *                             0.33%           43           20.91          899
TTMI     TTM Technologies, Inc. *                                      0.33%          108            8.41          908


                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2014 Series
                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    _____________
Materials (2.96%):
ASH      Ashland Inc.                                                  0.66%           18         $ 99.01     $  1,782
OLN      Olin Corporation                                              1.50%          145           28.06        4,069
PKX      POSCO (ADR) +                                                 0.40%           15           73.19        1,098
VALE     Vale S.A. (ADR) +                                             0.40%           78           13.95        1,088
Telecommunication Services (2.65%):
ATNI     Atlantic Tele-Network, Inc.                                   0.34%           16           57.21          915
CHL      China Mobile Limited (ADR) +                                  0.41%           22           50.23        1,105
CHU      China Unicom (Hong Kong) Limited (ADR) +                      0.40%           75           14.45        1,084
GNCMA    General Communication, Inc. *                                 0.30%           71           11.62          825
NTT      Nippon Telegraph and Telephone Corporation (ADR) +            0.40%           40           27.12        1,085
DCM      NTT DoCoMo, Inc. (ADR) +                                      0.40%           67           16.22        1,087
ORAN     Orange (ADR) +                                                0.40%           87           12.44        1,082
Utilities (17.99%):
GAS      AGL Resources Inc.                                            1.49%           88           46.14        4,060
ATO      Atmos Energy Corporation                                      0.67%           40           45.42        1,817
AVA      Avista Corporation                                            1.83%          178           27.93        4,972
BKH      Black Hills Corporation                                       1.49%           77           52.69        4,057
EIX      Edison International                                          1.49%           90           45.07        4,056
ETR      Entergy Corporation                                           1.50%           67           60.85        4,077
EXC      Exelon Corporation                                            1.50%          152           26.87        4,084
GXP      Great Plains Energy Incorporated                              0.67%           75           24.16        1,812
IDA      IDACORP, Inc.                                                 0.67%           35           51.69        1,809
TEG      Integrys Energy Group, Inc.                                   1.51%           77           53.14        4,092
NU       Northeast Utilities                                           1.51%           98           41.74        4,091
PNW      Pinnacle West Capital Corporation                             1.50%           78           52.10        4,064
SCG      SCANA Corporation                                             1.50%           89           45.67        4,065
WR       Westar Energy, Inc.                                           0.66%           55           32.67        1,797
                                                                     _______                                  ________
              Total Investments                                      100.00%                                  $271,728
                                                                     =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

          Target Focus Five Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014


                                                                         Percentage      Number     Market      Cost of
Ticker Symbol and                                                        of Aggregate    of         Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price  Shares     per Share   the Trust (2)
___________________________________                                      ______________  ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (9.89%):
ANF           Abercrombie & Fitch Co. (Class A)                            0.53%           54       $ 32.92     $  1,778
BH            Biglari Holdings Inc. *                                      0.29%            2        478.70          957
CAAS          China Automotive Systems, Inc. +*                            0.24%           97          8.23          798
CON GY        Continental AG #                                             0.98%           15        217.82        3,267
DAI GY        Daimler AG #                                                 0.99%           39         84.48        3,295
DGIT          Digital Generation, Inc. *                                   0.27%           66         13.39          884
FDML          Federal-Mogul Corporation *                                  0.24%           35         22.97          804
FRED          Fred's, Inc.                                                 0.27%           50         17.76          888
GT            The Goodyear Tire & Rubber Company                           0.24%           33         24.71          815
ISCA          International Speedway Corporation                           0.53%           51         34.87        1,778
MDC           M.D.C. Holdings, Inc.                                        0.53%           55         32.04        1,762
MHO           M/I Homes, Inc. *                                            0.27%           35         25.38          888
RGC           Regal Entertainment Group (Class A)                          0.24%           42         19.08          801
RNO FP        Renault S.A. #                                               1.00%           40         83.38        3,335
RYL           The Ryland Group, Inc.                                       0.25%           19         43.04          818
SNE           Sony Corporation (ADR) +                                     0.32%           58         18.25        1,059
SPLS          Staples, Inc.                                                1.20%          256         15.61        3,996
VC            Visteon Corporation *                                        0.25%           10         82.05          821
VOW3 GY       Volkswagen AG (Preference Shares) #                          0.98%           12        271.80        3,262
VOXX          VOXX International Corporation *                             0.27%           52         16.99          884
Consumer Staples (1.53%):
CA FP         Carrefour S.A. #                                             1.00%           86         38.59        3,319
UVV           Universal Corporation                                        0.53%           33         53.94        1,780
Energy (23.70%):
ANR           Alpha Natural Resources, Inc. *                              0.53%          272          6.52        1,773
BP/ LN        BP Plc #                                                     1.00%          410          8.11        3,324
BP            BP Plc (ADR) +                                               6.31%          431         48.73       21,003
CNQ           Canadian Natural Resources Ltd. +                            0.32%           33         32.66        1,078
CHK           Chesapeake Energy Corporation                                0.71%           91         25.85        2,352
SNP           China Petroleum and Chemical Corporation (Sinopec)
              (ADR) +                                                      0.32%           14         76.23        1,067
CEO           CNOOC Limited (ADR) +                                        0.33%            6        180.90        1,085
COP           ConocoPhillips                                               1.19%           57         69.69        3,972
ENI IM        Eni SpA #                                                    1.00%          141         23.59        3,326
E             Eni SpA (ADR) +                                              0.32%           23         47.00        1,081
ESV           Ensco Plc +                                                  1.21%           71         56.50        4,012
ERA           ERA Group, Inc. *                                            0.27%           29         30.65          889
EXH           Exterran Holdings Inc. *                                     0.27%           26         34.15          888
GPRE          Green Plains Renewable Energy, Inc.                          0.27%           47         19.04          895
HFC           HollyFrontier Corporation                                    0.53%           36         48.86        1,759
PVA           Penn Virginia Corporation *                                  0.27%           81         10.98          889
PTR           PetroChina Company Limited (ADR) +                           0.31%           10        103.99        1,040


                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 1st Quarter 2014 Series
                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014


                                                                         Percentage      Number     Market      Cost of
Ticker Symbol and                                                        of Aggregate    of         Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price  Shares     per Share   the Trust (2)
___________________________________                                      ______________  ______     _________   _____________
Energy (cont'd.):
PBR           Petroleo Brasileiro S.A. - Petrobras (ADR) +                 0.32%           84       $ 12.68     $  1,065
REP SM        Repsol, S.A. #                                               1.00%          131         25.35        3,321
RDS/A         Royal Dutch Shell Plc (ADR) +                                0.32%           15         70.41        1,056
SLB           Schlumberger Limited +                                       4.68%          179         86.98       15,569
STO           StatoilHydro ASA (ADR) +                                     0.32%           45         23.89        1,075
SU            Suncor Energy, Inc. +                                        0.32%           31         34.70        1,076
SFY           Swift Energy Company *                                       0.27%           65         13.70          891
FP FP         Total S.A. #                                                 0.99%           56         59.13        3,311
TOT           Total S.A. (ADR) +                                           0.32%           18         58.95        1,061
Financials (23.04%):
ASBC          Associated Banc-Corp                                         0.53%          104         17.08        1,776
BXS           BancorpSouth, Inc.                                           0.54%           72         24.77        1,783
BAM           Brookfield Asset Management Inc. (Class A) +                 0.32%           28         37.57        1,052
CDR           Cedar Realty Trust Inc. (6)                                  0.27%          143          6.20          887
1 HK          Cheung Kong (Holdings) Limited #                             1.00%          212         15.70        3,327
CINF          Cincinnati Financial Corporation                             1.19%           78         50.89        3,969
CUZ           Cousins Properties Incorporated (6)                          0.27%           84         10.62          892
RE            Everest Re Group, Ltd. +                                     0.54%           12        148.76        1,785
FNB           F.N.B. Corporation                                           1.20%          311         12.85        3,996
FNF           Fidelity National Financial, Inc.                            0.53%           56         31.71        1,776
FAF           First American Financial Corporation                         0.53%           64         27.49        1,759
FMBI          First Midwest Bancorp, Inc.                                  0.27%           51         17.43          889
FNFG          First Niagara Financial Group, Inc.                          1.20%          387         10.32        3,994
HBHC          Hancock Holding Company                                      0.53%           48         36.64        1,759
ING           ING Groep N.V. (ADR) +*                                      0.32%           74         14.39        1,065
IBOC          International Bancshares Corporation                         0.54%           70         25.49        1,784
JNS           Janus Capital Group Inc.                                     0.53%          147         12.04        1,770
KMPR          Kemper Corporation                                           0.54%           46         38.83        1,786
MBFI          MB Financial, Inc.                                           0.27%           28         31.66          887
MTU           Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +          0.32%          162          6.57        1,064
MFG           Mizuho Financial Group, Inc. (ADR) +                         0.32%          240          4.43        1,063
NAVG          The Navigators Group, Inc. *                                 0.26%           14         62.03          868
ORI           Old Republic International Corporation                       1.73%          338         17.02        5,753
PBCT          People's United Financial, Inc.                              1.20%          259         15.42        3,994
PJC           Piper Jaffray Companies, Inc. *                              0.26%           22         39.58          871
PRA           ProAssurance Corporation                                     0.26%           18         48.11          866
PL            Protective Life Corporation                                  0.53%           34         51.74        1,759
RGA           Reinsurance Group of America                                 0.53%           23         76.93        1,769
SIGI          Selective Insurance Group, Inc.                              0.27%           34         26.19          890
SHG           Shinhan Financial Group Co., Ltd. (ADR) +                    0.32%           25         42.30        1,058
SFG           StanCorp Financial Group, Inc.                               0.54%           27         66.53        1,796
STC           Stewart Information Services Corporation                     0.27%           27         33.22          897


                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 1st Quarter 2014 Series
                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014


                                                                         Percentage      Number     Market      Cost of
Ticker Symbol and                                                        of Aggregate    of         Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price  Shares     per Share   the Trust (2)
___________________________________                                      ______________  ______     _________   _____________
Financials (cont'd.):
SMFG          Sumitomo Mitsui Financial Group, Inc. (ADR) +                0.32%          103       $ 10.35     $  1,066
16 HK         Sun Hung Kai Properties Limited #                            1.00%          267         12.47        3,330
SNV           Synovus Financial Corp.                                      0.53%          498          3.56        1,773
TCB           TCF Financial Corporation                                    0.53%          106         16.74        1,774
VLY           Valley National Bancorp                                      1.20%          396         10.08        3,992
WBS           Webster Financial Corporation                                0.53%           58         30.58        1,774
4 HK          Wharf Holdings Limited #                                     1.00%          442          7.53        3,326
Health Care (1.04%):
CCRN          Cross Country Healthcare, Inc. *                             0.27%           87         10.19          887
LPNT          LifePoint Hospitals, Inc. *                                  0.53%           32         55.36        1,772
PDLI          PDL BioPharma, Inc.                                          0.24%           94          8.54          803
Industrials (4.12%):
ACM           Aecom Technology Corp. *                                     0.53%           59         29.98        1,769
ABFS          Arkansas Best Corporation                                    0.24%           24         33.33          800
CDI           CDI Corp.                                                    0.27%           49         18.05          884
ESLT          Elbit Systems Ltd. +                                         0.25%           14         59.70          836
JBLU          JetBlue Airways Corporation *                                0.77%          286          9.00        2,574
KBALB         Kimball International, Inc.                                  0.24%           57         14.19          809
8058 JP       Mitsubishi Corporation #                                     1.00%          173         19.26        3,332
SKYW          SkyWest, Inc.                                                0.27%           60         14.86          892
LUV           Southwest Airlines Co.                                       0.55%           91         20.18        1,836
Information Technology (10.78%):
AMKR          Amkor Technology, Inc. *                                     0.24%          136          5.91          804
BBOX          Black Box Corporation                                        0.27%           30         29.72          892
BRCD          Brocade Communications Systems, Inc. *                       0.24%           89          9.03          804
CSC           Computer Sciences Corporation                                0.33%           20         55.77        1,115
EBIX          Ebix Inc.                                                    0.27%           59         14.97          883
FNSR          Finisar Corporation *                                        0.25%           33         24.75          817
HPQ           Hewlett-Packard Company                                      2.19%          265         27.45        7,274
INTC          Intel Corporation                                            5.16%          675         25.43       17,165
MRVL          Marvell Technology Group Ltd. +                              0.29%           65         14.97          973
MWW           Monster Worldwide, Inc. *                                    0.27%          128          6.94          888
PLAB          Photronics, Inc. *                                           0.24%           92          8.72          802
RTEC          Rudolph Technologies, Inc. *                                 0.27%           73         12.16          888
SWKS          Skyworks Solutions, Inc. *                                   0.24%           29         27.92          810
SYKE          Sykes Enterprises, Incorporated *                            0.26%           42         20.91          878
TTMI          TTM Technologies, Inc. *                                     0.26%          105          8.41          883
Materials (3.39%):
ASH           Ashland Inc.                                                 0.54%           18         99.01        1,782
5401 JP       Nippon Steel & Sumitomo Metal Corporation #                  1.00%          998          3.33        3,325
OLN           Olin Corporation                                             1.20%          142         28.06        3,985
PKX           POSCO (ADR) +                                                0.33%           15         73.19        1,098
VALE          Vale S.A. (ADR) +                                            0.32%           76         13.95        1,060


                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 1st Quarter 2014 Series
                                    FT 4610


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2014


                                                                         Percentage      Number     Market      Cost of
Ticker Symbol and                                                        of Aggregate    of         Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price  Shares     per Share   the Trust (2)
___________________________________                                      ______________  ______     _________   _____________
Telecommunication Services (5.11%):
ATNI          Atlantic Tele-Network, Inc.                                  0.26%           15       $ 57.21     $    858
CHL           China Mobile Limited (ADR) +                                 0.32%           21         50.23        1,055
CHU           China Unicom (Hong Kong) Limited (ADR) +                     0.32%           74         14.45        1,069
GNCMA         General Communication, Inc. *                                0.24%           69         11.62          802
9433 JP       KDDI CORPORATION #                                           1.01%           54         62.06        3,351
NTT           Nippon Telegraph and Telephone Corporation (ADR) +           0.32%           39         27.12        1,058
9432 JP       Nippon Telegraph and Telephone Corporation (NTT) #           1.00%           61         54.33        3,314
DCM           NTT DoCoMo, Inc. (ADR) +                                     0.32%           66         16.22        1,071
ORAN          Orange (ADR) +                                               0.32%           86         12.44        1,070
VOD LN        Vodafone Group Plc #                                         1.00%          856          3.88        3,323
Utilities (17.40%):
GAS           AGL Resources Inc.                                           1.19%           86         46.14        3,968
ATO           Atmos Energy Corporation                                     0.53%           39         45.42        1,771
AVA           Avista Corporation                                           1.47%          175         27.93        4,888
BKH           Black Hills Corporation                                      1.20%           76         52.69        4,004
EIX           Edison International                                         1.21%           89         45.07        4,011
EDF FP        Electricite de France S.A. #                                 1.00%           96         34.72        3,333
ETR           Entergy Corporation                                          1.21%           66         60.85        4,016
EXC           Exelon Corporation                                           1.20%          149         26.87        4,004
GAS SM        Gas Natural SDG, S.A. #                                      1.00%          133         24.97        3,321
GXP           Great Plains Energy Incorporated                             0.53%           73         24.16        1,764
IBE SM        Iberdrola S.A. #                                             1.00%          519          6.40        3,323
IDA           IDACORP, Inc.                                                0.53%           34         51.69        1,758
TEG           Integrys Energy Group, Inc.                                  1.20%           75         53.14        3,986
NU            Northeast Utilities                                          1.20%           96         41.74        4,007
PNW           Pinnacle West Capital Corporation                            1.21%           77         52.10        4,012
SCG           SCANA Corporation                                            1.19%           87         45.67        3,973
WR            Westar Energy, Inc.                                          0.53%           54         32.67        1,764
                                                                         _______                                ________
                   Total Investments                                     100.00%                                $332,660
                                                                         =======                                ========

___________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

    Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate     Number     Market       Cost of
Ticker Symbol and                                                     Offering         of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price            Shares     Share        the Trust (2)
___________________________________                                   ____________     ______     _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.00%):
BKE         The Buckle, Inc.                                            1.99%           60        $ 50.51      $  3,031
CTCM        CTC Media, Inc. +                                           2.00%          226          13.48         3,046
DRI         Darden Restaurants, Inc.                                    2.00%           59          51.61         3,045
IHG         Intercontinental Hotels Group Plc (ADR) +                   2.00%           93          32.75         3,046
RGC         Regal Entertainment Group (Class A)                         2.00%          160          19.08         3,053
SIX         Six Flags Entertainment Corporation                         2.01%           83          36.89         3,062
Consumer Staples (4.00%):
MO          Altria Group, Inc.                                          2.00%           82          37.13         3,045
LO          Lorillard, Inc.                                             2.00%           62          49.11         3,045
Energy (16.00%):
BP          BP Plc (ADR) +                                              2.01%           63          48.73         3,070
CVI         CVR Energy, Inc.                                            1.99%           73          41.60         3,037
GLNG        Golar LNG Limited +                                         1.99%           83          36.61         3,039
HFC         HollyFrontier Corporation                                   1.99%           62          48.86         3,029
LUKOY       LUKOIL (ADR) +                                              2.01%           52          58.89         3,062
PBF         PBF Energy Inc.                                             2.00%          106          28.74         3,046
TOT         Total S.A. (ADR) +                                          2.01%           52          58.95         3,065
WTI         W&T Offshore, Inc.                                          2.00%          208          14.66         3,049
Financials (26.01%):
ARR         ARMOUR Residential REIT Inc. (6)                            1.00%          370           4.12         1,524
BGCP        BGC Partners, Inc.                                          2.00%          492           6.20         3,050
CMO         Capstead Mortgage Corporation (6)                           1.00%          125          12.22         1,527
CHSP        Chesapeake Lodging Trust (6)                                0.99%           60          25.22         1,513
CNS         Cohen & Steers, Inc.                                        1.99%           77          39.50         3,042
CLNY        Colony Financial, Inc. (6)                                  1.00%           73          20.95         1,529
CXW         Corrections Corporation of America (6)                      1.00%           46          33.22         1,528
EPR         EPR Properties (6)                                          1.00%           31          49.05         1,521
GEO         The Geo Group, Inc. (6)                                     1.00%           47          32.50         1,527
GOV         Government Properties Income Trust (6)                      1.00%           61          24.93         1,521
HPT         Hospitality Properties Trust (6)                            1.00%           56          27.20         1,523
IRC         Inland Real Estate Corporation (6)                          1.00%          146          10.41         1,520
MAC         The Macerich Company (6)                                    1.01%           26          59.02         1,535
NHI         National Health Investors, Inc. (6)                         1.01%           27          57.11         1,542
NRZ         New Residential Investment Corp. (6)                        1.00%          234           6.52         1,526
NCT         Newcastle Investment Corp. (6)                              1.00%          269           5.67         1,525
OHI         OMEGA Healthcare Investors, Inc. (6)                        1.00%           50          30.43         1,521
PMT         PennyMac Mortgage Investment Trust (6)                      1.00%           66          23.14         1,527
RWT         Redwood Trust, Inc. (6)                                     0.99%           80          18.98         1,518
RLI         RLI Corp.                                                   2.01%           33          92.86         3,064
RHP         Ryman Hospitality Properties, Inc. (6)                      1.00%           36          42.53         1,531
SIR         Select Income REIT (6)                                      1.01%           57          26.97         1,537
TWO         Two Harbors Investment Corp. (6)                            1.00%          159           9.59         1,525


                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series
                                    FT 4610


   At the Opening of Business on the Initial Date of Deposit-January 9, 2014


                                                                      Percentage
                                                                      of Aggregate     Number     Market       Cost of
Ticker Symbol and                                                     Offering         of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                   Price            Shares     Share        the Trust (2)
___________________________________                                   ____________     ______     _________    _____________
Health Care (4.00%):
AZN         AstraZeneca Plc (ADR) +                                     2.00%           52        $ 58.52      $  3,043
PDLI        PDL BioPharma, Inc.                                         2.00%          357           8.54         3,049
Industrials (7.99%):
AYR         Aircastle Ltd. +                                            2.00%          165          18.50         3,053
CMRE        Costamare Inc. +                                            2.00%          170          17.93         3,048
SSW         Seaspan Corp. +                                             2.00%          139          22.00         3,058
TGH         Textainer Group Holdings Limited +                          1.99%           83          36.55         3,034
Materials (2.00%):
SID         Companhia Siderurgica Nacional S.A. (CSN) (ADR) +           2.00%          511           5.96         3,046
Telecommunication Services (12.01%):
T           AT&T Inc.                                                   2.00%           89          34.24         3,047
CHL         China Mobile Limited (ADR) +                                2.01%           61          50.23         3,064
FTR         Frontier Communications Corp.                               2.00%          642           4.75         3,050
MBT         Mobile TeleSystems (ADR) +                                  2.00%          147          20.77         3,053
TEO         Telecom Argentina S.A. (ADR) +                              2.00%          185          16.49         3,051
VIP         VimpelCom Ltd. (ADR) +                                      2.00%          247          12.34         3,048
Utilities (15.99%):
CIG         Companhia Energetica de Minas Gerais-CEMIG
            (ADR) +                                                     2.00%          411           7.41         3,046
ELP         Companhia Paranaense de Energia-Copel (ADR) +               2.00%          242          12.60         3,049
JE          Just Energy Group Inc. +                                    2.00%          388           7.86         3,050
NGG         National Grid Plc (ADR) +                                   2.00%           48          63.60         3,053
PPL         PPL Corporation                                             2.00%          103          29.65         3,054
PEG         Public Service Enterprise Group Incorporated                2.00%           97          31.48         3,054
VVC         Vectren Corporation                                         2.00%           87          35.08         3,052
WR          Westar Energy, Inc.                                         1.99%           93          32.67         3,038
                                                                      _______                                  ________
                 Total Investments                                    100.00%                                  $152,486
                                                                      =======                                  ========

______________________

See "Notes to Schedules of Investments" on page 52.


                         Schedule of Investments

            Target Growth Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014


                                                                      Percentage       Number      Market        Cost of
Ticker Symbol and                                                     of Aggregate     of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                   Offering Price   Shares      Share         the Trust (2)
___________________________________                                   ______________   ______      ________      ____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.05%):
GIL       Gildan Activewear Inc. +                                      3.34%           94        $ 52.89        $  4,972
HBI       Hanesbrands, Inc.                                             3.35%           73          68.17           4,976
LEA       Lear Corporation                                              3.34%           61          81.36           4,963
KORS      Michael Kors Holdings Limited +*                              3.35%           64          77.91           4,986
TJX       The TJX Companies, Inc.                                       3.33%           78          63.50           4,953
TSCO      Tractor Supply Company                                        3.34%           65          76.35           4,963
Consumer Staples (6.69%):
STZ       Constellation Brands, Inc. (Class A) *                        3.35%           65          76.61           4,980
NUS       Nu Skin Enterprises, Inc. (Class A)                           3.34%           36         137.85           4,963
Energy (10.03%):
CLR       Continental Resources, Inc. *                                 3.33%           46         107.62           4,950
CLB       Core Laboratories N.V. +                                      3.35%           27         184.22           4,974
HP        Helmerich & Payne, Inc.                                       3.35%           59          84.45           4,983
Health Care (19.93%):
ALXN      Alexion Pharmaceuticals, Inc. *                               3.34%           37         134.00           4,958
AGN       Allergan, Inc.                                                3.31%           43         114.55           4,926
BIIB      Biogen Idec Inc. *                                            3.32%           17         290.01           4,930
GILD      Gilead Sciences, Inc. *                                       3.31%           67          73.46           4,922
JAZZ      Jazz Pharmaceuticals Plc +*                                   3.34%           36         137.82           4,961
REGN      Regeneron Pharmaceuticals, Inc. *                             3.31%           18         273.50           4,923
Industrials (19.98%):
BEAV      B/E Aerospace, Inc. *                                         3.35%           60          83.00           4,980
DAL       Delta Air Lines, Inc.                                         3.33%          166          29.80           4,947
FLS       Flowserve Corporation                                         3.32%           64          77.18           4,939
TW        Towers Watson & Company (Class A)                             3.31%           38         129.61           4,925
URI       United Rentals, Inc. *                                        3.34%           63          78.78           4,963
WAB       Wabtec Corporation                                            3.33%           68          72.86           4,954
Information Technology (20.00%):
FLT       FleetCor Technologies Inc. *                                  3.33%           42         117.80           4,948
MA        MasterCard Incorporated                                       3.38%            6         836.84           5,021
MU        Micron Technology, Inc. *                                     3.34%          208          23.87           4,965
MSI       Motorola Solutions Inc.                                       3.33%           75          65.99           4,949
NXPI      NXP Semiconductors NV +*                                      3.33%          113          43.83           4,953
V         Visa Inc.                                                     3.29%           22         222.22           4,889
Materials (3.32%):
PKG       Packaging Corporation of America                              3.32%           78          63.30           4,937
                                                                      _______                                    ________
                  Total Investments                                   100.00%                                    $148,653
                                                                      =======                                    ========

___________

See "Notes to Schedules of Investments" on page 52.

                         Schedule of Investments

             Target Triad Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014



                                                                       Percentage
                                                                       of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                      Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares      Share       the Trust (2)
___________________________________                                    ___________     ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (15.37%):
GIL       Gildan Activewear Inc. +                                       1.99%         108         $ 52.89     $  5,712
HBI       Hanesbrands, Inc.                                              1.99%          84           68.17        5,726
LEA       Lear Corporation                                               2.01%          71           81.36        5,777
KORS      Michael Kors Holdings Limited +*                               2.01%          74           77.91        5,765
RCII      Rent-A-Center, Inc.                                            0.75%          65           33.14        2,154
SNE       Sony Corporation (ADR) +                                       0.40%          63           18.25        1,150
SPLS      Staples, Inc.                                                  0.75%         138           15.61        2,154
SUP       Superior Industries International, Inc.                        0.75%         109           19.79        2,157
TGT       Target Corporation                                             0.74%          34           62.69        2,131
TJX       The TJX Companies, Inc.                                        1.99%          90           63.50        5,715
TSCO      Tractor Supply Company                                         1.99%          75           76.35        5,726
Consumer Staples (7.02%):
ADM       Archer-Daniels-Midland Company                                 0.75%          51           42.36        2,160
STZ       Constellation Brands, Inc. (Class A) *                         2.00%          75           76.61        5,746
FDP       Fresh Del Monte Produce Inc. +                                 0.75%          79           27.17        2,146
TAP       Molson Coors Brewing Company                                   0.75%          39           55.22        2,154
NUS       Nu Skin Enterprises, Inc. (Class A)                            2.02%          42          137.85        5,790
UVV       Universal Corporation                                          0.75%          40           53.94        2,158
Energy (13.33%):
BP        BP Plc (ADR) +                                                 0.41%          24           48.73        1,170
CNQ       Canadian Natural Resources Ltd. +                              0.40%          35           32.66        1,143
CVX       Chevron Corporation                                            0.73%          17          123.29        2,096
SNP       China Petroleum and Chemical Corporation (Sinopec)
          (ADR) +                                                        0.40%          15           76.23        1,143
CEO       CNOOC Limited (ADR) +                                          0.38%           6          180.90        1,085
CLR       Continental Resources, Inc. *                                  1.99%          53          107.62        5,704
CLB       Core Laboratories N.V. +                                       1.99%          31          184.22        5,711
E         Eni SpA (ADR) +                                                0.39%          24           47.00        1,128
ESV       Ensco Plc +                                                    0.75%          38           56.50        2,147
GLNG      Golar LNG Limited +                                            0.75%          59           36.61        2,160
HP        Helmerich & Payne, Inc.                                        2.76%          94           84.45        7,939
PTR       PetroChina Company Limited (ADR) +                             0.40%          11          103.99        1,144
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +                   0.40%          91           12.68        1,154
RDS/A     Royal Dutch Shell Plc (ADR) +                                  0.39%          16           70.41        1,127
STO       StatoilHydro ASA (ADR) +                                       0.40%          48           23.89        1,147
SU        Suncor Energy, Inc. +                                          0.40%          33           34.70        1,145
TOT       Total S.A. (ADR) +                                             0.39%          19           58.95        1,120


                    Schedule of Investments (cont'd.)

             Target Triad Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014



                                                                       Percentage
                                                                       of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                      Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares      Share       the Trust (2)
___________________________________                                    ___________     ______      _________   _____________
Financials (5.42%):
AFG      American Financial Group, Inc.                                  0.75%          38         $ 56.74     $  2,156
BLX      Banco Latinoamericano de Comercio Exterior, S.A. +              0.75%          81           26.73        2,165
BAM      Brookfield Asset Management Inc. (Class A) +                    0.41%          31           37.57        1,165
ING      ING Groep N.V. (ADR) +*                                         0.40%          80           14.39        1,151
JPM      JPMorgan Chase & Co.                                            0.76%          37           58.87        2,178
MHLD     Maiden Holdings Ltd. +                                          0.75%         188           11.43        2,149
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +             0.40%         175            6.57        1,150
MFG      Mizuho Financial Group, Inc. (ADR) +                            0.40%         259            4.43        1,147
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                       0.40%          27           42.30        1,142
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                   0.40%         111           10.35        1,149
Health Care (15.03%):
ALXN     Alexion Pharmaceuticals, Inc. *                                 2.01%          43          134.00        5,762
AGN      Allergan, Inc.                                                  1.99%          50          114.55        5,727
BIIB     Biogen Idec Inc. *                                              2.02%          20          290.01        5,800
GILD     Gilead Sciences, Inc. *                                         2.00%          78           73.46        5,730
JAZZ     Jazz Pharmaceuticals Plc +*                                     2.02%          42          137.82        5,788
MRK      Merck & Co., Inc.                                               0.75%          43           49.79        2,141
OMI      Owens & Minor, Inc.                                             0.75%          58           37.05        2,149
PFE      Pfizer Inc.                                                     0.75%          70           30.95        2,166
DGX      Quest Diagnostics Incorporated                                  0.74%          40           53.19        2,128
REGN     Regeneron Pharmaceuticals, Inc. *                               2.00%          21          273.50        5,744
Industrials (14.97%):
AYR      Aircastle Ltd. +                                                0.75%         116           18.50        2,146
BEAV     B/E Aerospace, Inc. *                                           1.99%          69           83.00        5,727
CMRE     Costamare Inc. +                                                0.75%         120           17.93        2,152
DAL      Delta Air Lines, Inc.                                           2.00%         193           29.80        5,751
FLS      Flowserve Corporation                                           1.99%          74           77.18        5,711
SSW      Seaspan Corp. +                                                 0.75%          98           22.00        2,156
TGH      Textainer Group Holdings Limited +                              0.75%          59           36.55        2,156
TW       Towers Watson & Company (Class A)                               1.99%          44          129.61        5,703
URI      United Rentals, Inc. *                                          2.00%          73           78.78        5,751
WAB      Wabtec Corporation                                              2.00%          79           72.86        5,756

                    Schedule of Investments (cont'd.)

             Target Triad Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014



                                                                       Percentage
                                                                       of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                      Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                    Price           Shares      Share       the Trust (2)
___________________________________                                    ___________     ______      _________   _____________
Information Technology (15.05%):
CMTL     Comtech Telecommunications Corp.                                0.75%          68         $ 31.58     $  2,147
GLW      Corning Incorporated                                            0.75%         120           17.98        2,158
FLT      FleetCor Technologies Inc. *                                    2.01%          49          117.80        5,772
INTC     Intel Corporation                                               0.75%          85           25.43        2,162
JBL      Jabil Circuit, Inc.                                             0.75%         126           17.06        2,150
MA       MasterCard Incorporated                                         2.04%           7          836.84        5,858
MU       Micron Technology, Inc. *                                       1.99%         240           23.87        5,729
MSI      Motorola Solutions Inc.                                         2.00%          87           65.99        5,741
NXPI     NXP Semiconductors NV +*                                        2.00%         131           43.83        5,742
V        Visa Inc.                                                       2.01%          26          222.22        5,778
Materials (5.82%):
UFS      Domtar Corporation +                                            0.75%          23           93.19        2,143
PKG      Packaging Corporation of America                                2.01%          91           63.30        5,760
PAAS     Pan American Silver Corporation +                               0.75%         184           11.67        2,147
PKX      POSCO (ADR) +                                                   0.41%          16           73.19        1,171
POT      Potash Corporation of Saskatchewan Inc. +                       0.75%          64           33.49        2,143
TCK      Teck Resources Limited (Class B) +                              0.75%          88           24.36        2,144
VALE     Vale S.A. (ADR) +                                               0.40%          82           13.95        1,144
Telecommunication Services (4.99%):
T        AT&T Inc.                                                       0.75%          63           34.24        2,157
BCE      BCE Inc. +                                                      0.75%          51           42.00        2,142
CHL      China Mobile Limited (ADR) +                                    0.40%          23           50.23        1,155
CHU      China Unicom (Hong Kong) Limited (ADR) +                        0.40%          79           14.45        1,142
NTT      Nippon Telegraph and Telephone Corporation (ADR) +              0.40%          42           27.12        1,139
DCM      NTT DoCoMo, Inc. (ADR) +                                        0.40%          71           16.22        1,152
ORAN     Orange (ADR) +                                                  0.40%          92           12.44        1,144
RCI      Rogers Communications, Inc. (Class B) +                         0.75%          49           44.20        2,166
TDS      Telephone & Data Systems, Inc.                                  0.74%          78           27.43        2,140
Utilities (3.00%):
ED       Consolidated Edison, Inc.                                       0.74%          40           53.41        2,136
IDA      IDACORP, Inc.                                                   0.76%          42           51.69        2,171
PPL      PPL Corporation                                                 0.75%          73           29.65        2,164
PEG      Public Service Enterprise Group Incorporated                    0.75%          68           31.48        2,141
                                                                       _______                                 ________
         Total Investments                                             100.00%                                 $287,118
                                                                       =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 52.

                         Schedule of Investments

              Target VIP Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014


                                                                        Percentage       Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price   Shares     per Share   the Trust (2)
___________________________________                                     ______________   ______     _________   ____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.43%):
ACAT         Arctic Cat Inc.                                              0.32%           24        $   58.90   $  1,414
AZO          AutoZone, Inc. *                                             0.22%            2           489.07        978
BPI          Bridgepoint Education, Inc. *                                0.40%           99            17.45      1,728
BWS          Brown Shoe Company, Inc.                                     0.49%           80            26.55      2,124
CAAS         China Automotive Systems, Inc. +*                            0.17%           89             8.23        732
CHUY         Chuy's Holdings, Inc. *                                      0.25%           29            37.96      1,101
CORE         Core-Mark Holding Company, Inc.                              0.38%           21            77.85      1,635
DW           Drew Industries Incorporated *                               0.50%           43            50.95      2,191
FDML         Federal-Mogul Corporation *                                  0.17%           32            22.97        735
FINL         The Finish Line, Inc. (Class A)                              0.58%           91            27.79      2,529
GRMN         Garmin Ltd. +                                                0.17%           16            45.40        726
GT           The Goodyear Tire & Rubber Company                           0.17%           30            24.71        741
HGG          hhgregg, Inc. *                                              0.15%           56            11.28        632
HD           The Home Depot, Inc.                                         5.06%          269            81.93     22,040
NFLX         Netflix Inc. *                                               0.39%            5           340.99      1,705
ORLY         O'Reilly Automotive, Inc. *                                  0.21%            7           132.58        928
OXM          Oxford Industries, Inc.                                      0.55%           30            80.36      2,411
PCLN         priceline.com Incorporated *                                 1.06%            4         1,157.50      4,630
RGC          Regal Entertainment Group (Class A)                          0.17%           39            19.08        744
RYL          The Ryland Group, Inc.                                       0.17%           17            43.04        732
SWHC         Smith & Wesson Holding Corporation *                         0.32%           99            14.26      1,412
TSCO         Tractor Supply Company                                       0.18%           10            76.35        764
TRIP         TripAdvisor, Inc. *                                          0.18%            9            85.15        766
VC           Visteon Corporation *                                        0.17%            9            82.05        738
Consumer Staples (3.95%):
CL           Colgate-Palmolive Company                                    0.47%           32            63.54      2,033
IMT LN       Imperial Tobacco Group Plc #                                 0.83%           98            36.96      3,622
IPAR         Inter Parfums, Inc.                                          0.44%           56            34.30      1,921
KMB          Kimberly-Clark Corporation                                   0.31%           13           103.28      1,343
PM           Philip Morris International Inc.                             1.07%           56            83.27      4,663
TSCO LN      Tesco Plc #                                                  0.83%          672             5.40      3,629
Energy (14.30%):
BP/ LN       BP Plc #                                                     0.83%          448             8.11      3,632
BP           BP Plc (ADR) +                                               4.16%          372            48.73     18,128
CHK          Chesapeake Energy Corporation                                0.49%           83            25.85      2,146
CVX          Chevron Corporation                                          1.36%           48           123.29      5,918
ENI IM       Eni SpA #                                                    0.83%          154            23.59      3,633
MPC          Marathon Petroleum Corporation                               0.14%            7            88.68        621
NR           Newpark Resources, Inc. *                                    0.44%          163            11.87      1,935
PSX          Phillips 66                                                  0.26%           15            76.87      1,153
REGI         Renewable Energy Group Inc. *                                0.17%           69            10.90        752
RDSB LN      Royal Dutch Shell Plc #                                      0.84%           98            37.16      3,642
SLB          Schlumberger Limited +                                       3.26%          163            86.98     14,178
SYRG         Synergy Resources Corporation *                              0.29%          137             9.10      1,247
TTI          TETRA Technologies, Inc. *                                   0.40%          146            11.94      1,743
FP FP        Total S.A. #                                                 0.83%           61            59.13      3,607

                    Schedule of Investments (cont'd.)

              Target VIP Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014



                                                                        Percentage       Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price   Shares     per Share   the Trust (2)
___________________________________                                     ______________   ______     _________   ____________
Financials (12.59%):
AON          Aon Plc +                                                    1.90%          101        $   81.90   $  8,272
AIZ          Assurant, Inc.                                               0.37%           24            67.58      1,622
ECPG         Encore Capital Group, Inc. *                                 0.53%           46            50.42      2,319
FXCM         FXCM, Inc. (Class A)                                         0.33%           79            17.96      1,419
GS           The Goldman Sachs Group, Inc.                                3.36%           82           178.44     14,632
HSBA LN      HSBC Holdings Plc #                                          0.83%          327            11.10      3,628
IBKR         Interactive Brokers Group, Inc. (Class A)                    0.56%          104            23.25      2,418
SWEDA SS     Swedbank AB #                                                0.83%          132            27.50      3,629
TMK          Torchmark Corporation                                        0.54%           30            78.53      2,356
TRV          The Travelers Companies, Inc.                                3.34%          166            87.58     14,538
Health Care (13.10%):
AMSG         AmSurg Corp. *                                               0.62%           59            45.42      2,680
AZN LN       AstraZeneca Plc #                                            0.83%           62            58.39      3,620
BIIB         Biogen Idec Inc. *                                           1.20%           18           290.01      5,220
CMN          Cantel Medical Corp.                                         0.59%           77            33.27      2,562
CELG         Celgene Corporation *                                        0.54%           14           167.46      2,344
CNMD         CONMED Corporation                                           0.50%           50            43.49      2,174
GILD         Gilead Sciences, Inc. *                                      2.08%          123            73.46      9,036
GSK LN       GlaxoSmithKline Plc #                                        0.83%          138            26.30      3,630
OMCL         Omnicell, Inc. *                                             0.38%           65            25.24      1,641
PDLI         PDL BioPharma, Inc.                                          0.17%           85             8.54        726
PFE          Pfizer Inc.                                                  4.89%          689            30.95     21,325
SGNT         Sagent Pharmaceuticals, Inc. *                               0.32%           58            24.28      1,408
STJ          St. Jude Medical, Inc.                                       0.15%           10            65.40        654
Industrials (6.45%):
AIMC         Altra Industrial Motion Corp.                                0.39%           50            34.20      1,710
APOG         Apogee Enterprises, Inc.                                     0.43%           54            34.99      1,889
ABFS         Arkansas Best Corporation                                    0.17%           22            33.33        733
DNB          The Dun & Bradstreet Corporation                             0.23%            8           122.92        983
ESLT         Elbit Systems Ltd. +                                         0.18%           13            59.70        776
ENOC         EnerNOC, Inc. *                                              0.24%           49            21.05      1,031
FLS          Flowserve Corporation                                        0.50%           28            77.18      2,161
HEES         H&E Equipment Services, Inc. *                               0.44%           61            31.40      1,915
JBLU         JetBlue Airways Corporation *                                0.17%           81             9.00        729
KBALB        Kimball International, Inc.                                  0.17%           52            14.19        738
KFY          Korn/Ferry International *                                   0.54%           92            25.33      2,330
NOC          Northrop Grumman Corporation                                 1.19%           45           115.19      5,184
ORB          Orbital Sciences Corporation *                               0.60%          110            23.80      2,618
RPXC         RPX Corporation *                                            0.37%           95            17.11      1,625
LUV          Southwest Airlines Co.                                       0.38%           83            20.18      1,675
TBI          TrueBlue, Inc. *                                             0.45%           75            26.37      1,978

                    Schedule of Investments (cont'd.)

              Target VIP Portfolio, 1st Quarter 2014 Series
                                 FT 4610


At the Opening of Business on the Initial Date of Deposit-January 9, 2014


                                                                        Percentage       Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price   Shares     per Share   the Trust (2)
___________________________________                                     ______________   ______     _________   ____________
Information Technology (23.79%):
AEIS         Advanced Energy Industries, Inc. *                           0.40%           70        $   24.59   $  1,721
AMKR         Amkor Technology, Inc. *                                     0.17%          123             5.91        727
AAPL         Apple Inc.                                                   4.12%           33           543.46     17,934
AVGO         Avago Technologies Limited +                                 0.25%           20            53.78      1,076
BIDU         Baidu, Inc. (ADR) +*                                         0.92%           22           181.79      3,999
BRCD         Brocade Communications Systems, Inc. *                       0.17%           81             9.03        731
CSC          Computer Sciences Corporation                                0.23%           18            55.77      1,004
CSGS         CSG Systems International, Inc.                              0.41%           62            29.03      1,800
FARO         FARO Technologies, Inc. *                                    0.40%           31            56.17      1,741
FNSR         Finisar Corporation *                                        0.17%           30            24.75        743
HPQ          Hewlett-Packard Company                                      1.52%          241            27.45      6,615
IMMR         Immersion Corporation *                                      0.13%           51            11.41        582
INTC         Intel Corporation                                            3.59%          614            25.43     15,614
MRVL         Marvell Technology Group Ltd. +                              0.20%           59            14.97        883
MA           MasterCard Incorporated                                      2.50%           13           836.84     10,879
MU           Micron Technology, Inc. *                                    0.43%           78            23.87      1,862
MSFT         Microsoft Corporation                                        4.16%          507            35.76     18,130
MPWR         Monolithic Power Systems, Inc. *                             0.54%           69            34.28      2,365
PLAB         Photronics, Inc. *                                           0.17%           84             8.72        732
PLXS         Plexus Corp. *                                               0.61%           61            43.54      2,656
STX          Seagate Technology Plc +                                     0.87%           63            59.63      3,756
SWKS         Skyworks Solutions, Inc. *                                   0.17%           26            27.92        726
STMP         Stamps.com Inc. *                                            0.29%           30            42.15      1,264
VRSN         VeriSign, Inc. *                                             0.22%           16            61.24        980
WDC          Western Digital Corporation                                  0.38%           19            86.41      1,642
YHOO         Yahoo! Inc. *                                                0.77%           82            41.02      3,364
Materials (1.54%):
FTK          Flotek Industries, Inc. *                                    0.42%           96            19.08      1,832
FMC          FMC Corporation                                              0.07%            4            74.42        298
LYB          LyondellBasell Industries N.V. +                             0.29%           16            79.73      1,276
GLT          P. H. Glatfelter Company                                     0.52%           80            28.29      2,263
PX           Praxair, Inc.                                                0.24%            8           130.93      1,047
Telecommunication Services (7.67%):
T            AT&T Inc.                                                    3.33%          424            34.24     14,518
DTE GY       Deutsche Telekom AG #                                        0.83%          219            16.60      3,636
GNCMA        General Communication, Inc. *                                0.17%           63            11.62        732
ORA FP       Orange #                                                     0.84%          293            12.41      3,637
TLSN SS      TeliaSonera AB #                                             0.83%          454             7.99      3,629
VIV FP       Vivendi S.A. #                                               0.84%          145            25.13      3,644
VOD LN       Vodafone Group Plc #                                         0.83%          935             3.88      3,630
Utilities (4.18%):
CNA LN       Centrica Plc #                                               0.83%          668             5.43      3,627
EOAN GY      E.ON SE #                                                    0.84%          205            17.74      3,637
EDF FP       Electricite de France S.A. #                                 0.84%          105            34.72      3,645
GSZ FP       GDF SUEZ #                                                   0.84%          159            22.88      3,638
NG/ LN       National Grid Plc #                                          0.83%          285            12.73      3,629
                                                                        _______                                 ________
                   Total Investments                                    100.00%                                 $435,454
                                                                        =======                                 ========

___________

See "Notes to Schedules of Investments" on page 52.

                         Schedule of Investments

       Value Line(R) Target 25 Portfolio, 1st Quarter 2014 Series
                                 FT 4610


                    At the Opening of Business on the
                 Initial Date of Deposit-January 9, 2014



                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
___________________________________                                     ____________    ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (6.03%):
CAAS        China Automotive Systems, Inc. +*                             1.00%           159       $  8.23       $  1,309
FDML        Federal-Mogul Corporation *                                   1.00%            57         22.97          1,309
GT          The Goodyear Tire & Rubber Company                            1.00%            53         24.71          1,310
RGC         Regal Entertainment Group (Class A)                           1.01%            69         19.08          1,317
RYL         The Ryland Group, Inc.                                        1.02%            31         43.04          1,334
VC          Visteon Corporation *                                         1.00%            16         82.05          1,313
Energy (47.45%):
BP          BP Plc (ADR) +                                               24.98%           670         48.73         32,649
CHK         Chesapeake Energy Corporation                                 2.97%           150         25.85          3,877
SLB         Schlumberger Limited +                                       19.50%           293         86.98         25,485
Health Care (1.01%):
PDLI        PDL BioPharma, Inc.                                           1.01%           154          8.54          1,315
Industrials (6.33%):
ABFS        Arkansas Best Corporation                                     1.02%            40         33.33          1,333
ESLT        Elbit Systems Ltd. +                                          1.00%            22         59.70          1,313
JBLU        JetBlue Airways Corporation *                                 1.00%           146          9.00          1,314
KBALB       Kimball International, Inc.                                   1.01%            93         14.19          1,320
LUV         Southwest Airlines Co.                                        2.30%           149         20.18          3,007
Information Technology (38.18%):
AMKR        Amkor Technology, Inc. *                                      1.00%           222          5.91          1,312
BRCD        Brocade Communications Systems, Inc. *                        1.00%           145          9.03          1,309
CSC         Computer Sciences Corporation                                 1.36%            32         55.77          1,785
FNSR        Finisar Corporation *                                         1.00%            53         24.75          1,312
HPQ         Hewlett-Packard Company                                       9.09%           433         27.45         11,886
INTC        Intel Corporation                                            21.51%         1,106         25.43         28,125
MRVL        Marvell Technology Group Ltd. +                               1.22%           107         14.97          1,602
PLAB        Photronics, Inc. *                                            1.00%           150          8.72          1,308
SWKS        Skyworks Solutions, Inc. *                                    1.00%            47         27.92          1,312
Telecommunication Services (1.00%):
GNCMA       General Communication, Inc. *                                 1.00%           113         11.62          1,313
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $130,769
                                                                        =======                                   ========

___________

See "Notes to Schedules of Investments" on page 52.

Page 51


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 9, 2014. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                         Cost of Securities     Profit
                                                                         to Sponsor             (Loss)
                                                                         __________________     ________
The Dow(R) Target 5 Portfolio, 1st Quarter 2014 Series                   $ 150,065              $  (422)
The Dow(R) Target Dividend Portfolio, 1st Quarter 2014 Series              156,395                 (391)
Global Target 15 Portfolio, 1st Quarter 2014 Series                        169,071                  (98)
NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series         135,468                  (69)
S&P Target 24 Portfolio, 1st Quarter 2014 Series                           131,056                 (364)
S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series                      174,582                 (659)
Target Diversified Dividend Portfolio, 1st Quarter 2014 Series             168,465                 (515)
Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series          297,763                 (868)
Target Double Play Portfolio, 1st Quarter 2014 Series                      128,864                 (466)
Target Focus Four Portfolio, 1st Quarter 2014 Series                       272,641                 (913)
Target Focus Five Portfolio, 1st Quarter 2014 Series                       333,675               (1,015)
Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series          152,850                 (364)
Target Growth Portfolio, 1st Quarter 2014 Series                           149,305                 (652)
Target Triad Portfolio, 1st Quarter 2014 Series                            288,154               (1,036)
Target VIP Portfolio, 1st Quarter 2014 Series                              437,239               (1,785)
Value Line(R) Target 25 Portfolio, 1st Quarter 2014 Series                 131,388                 (619)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:

The Dow(R) Target Dividend Portfolio, 1st Quarter 2014 Series, 5.00%
Global Target 15 Portfolio, 1st Quarter 2014 Series, 66.66%
NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series, 100.00% S&P Target 24 Portfolio, 1st Quarter 2014 Series, 16.13%
S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series, 2.22%
Target Diversified Dividend Portfolio, 1st Quarter 2014 Series, 37.49% Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series, 52.30% Target Double Play Portfolio, 1st Quarter 2014 Series, 26.38%
Target Focus Four Portfolio, 1st Quarter 2014 Series, 26.43%
Target Focus Five Portfolio, 1st Quarter 2014 Series, 41.16%
Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series, 40.02% Target Growth Portfolio, 1st Quarter 2014 Series, 16.71%
Target Triad Portfolio, 1st Quarter 2014 Series, 31.24%
Target VIP Portfolio, 1st Quarter 2014 Series, 29.03%
Value Line(R) Target 25 Portfolio, 1st Quarter 2014 Series, 47.70%

Page 52

(5) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

Global Target 15 Portfolio, 1st Quarter 2014 Series:
Consumer Discretionary, 6.67%; Consumer Staples, 6.67%; Energy, 6.67%; Financials, 39.98%; Health Care, 6.67%; Industrials, 6.67%; Information Technology, 13.33%; Telecommunication Services, 13.34%

NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series:
Consumer Discretionary, 4.00%; Energy, 44.00%; Financials, 24.00%; Materials, 8.00%; Telecommunication Services, 20.00%

(6) This Security represents the common stock of a Real Estate Investment Trust headquartered or incorporated in the United States ("REIT"). REITs comprise the percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series, 2.22%
Target Focus Four Portfolio, 1st Quarter 2014 Series, 0.66%
Target Focus Five Portfolio, 1st Quarter 2014 Series, 0.54%
Target Global Dividend Leaders Portfolio, 1st Quarter 2014 Series, 20.01%

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on the over-the-counter market or a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange. Amounts may not compute due to rounding.

*  This Security represents a non-income producing security.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 4610, consists of 16 separate portfolios set forth below:

- Dow(R) Target 5 1Q '14 - Term 4/9/15
(The Dow(R) Target 5 Portfolio, 1st Quarter 2014 Series)
- Dow(R) Target Dvd. 1Q '14 - Term 4/9/15
(The Dow(R) Target Dividend Portfolio, 1st Quarter 2014
Series)
- Global Target 15 1Q '14 - Term 4/9/15
(Global Target 15 Portfolio, 1st Quarter 2014 Series)
- NYSE(R) Intl. Target 25 1Q '14 - Term 4/9/15
(NYSE(R) International Target 25 Portfolio, 1st Quarter
2014 Series)
- S&P Target 24 1Q '14 - Term 4/9/15
(S&P Target 24 Portfolio, 1st Quarter 2014 Series)
- S&P Target SMid 60 1Q '14 - Term 4/9/15
(S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series)
- Target Divsd. Dvd. 1Q '14 - Term 4/9/15
(Target Diversified Dividend Portfolio, 1st Quarter 2014
Series)
- Target Dvd. Multi-Strat. 1Q '14 - Term 4/9/15
(Target Dividend Multi-Strategy Portfolio, 1st Quarter
2014 Series)
- Target Dbl. Play 1Q '14 - Term 4/9/15
(Target Double Play Portfolio, 1st Quarter 2014 Series)
- Target Focus 4 1Q '14 - Term 4/9/15
(Target Focus Four Portfolio, 1st Quarter 2014 Series)
- Target Focus 5 1Q '14 - Term 4/9/15
(Target Focus Five Portfolio, 1st Quarter 2014 Series)
- Target Global Dvd. Leaders 1Q '14 - Term 4/9/15
(Target Global Dividend Leaders Portfolio, 1st Quarter
2014 Series)
- Target Growth 1Q '14 - Term 4/9/15
(Target Growth Portfolio, 1st Quarter 2014 Series)
- Target Triad 1Q '14 - Term 4/9/15
(Target Triad Portfolio, 1st Quarter 2014 Series)
- Target VIP 1Q '14 - Term 4/9/15
(Target VIP Portfolio, 1st Quarter 2014 Series)
- Value Line(R) Target 25 1Q '14 - Term 4/9/15
(Value Line(R) Target 25 Portfolio, 1st Quarter 2014 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

               The Dow(R) Target 5 Portfolio

The Dow (R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow
(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow (R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow (R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a
Large-Cap Value Trust.


           The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend

Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target Dividend Portfolio is considered to be a Mid-Cap Value Trust.


                Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


        NYSE(R) International Target 25 Portfolio

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

    - Price-to-book; and

    - Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE(R) International Target 25 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24

Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


               S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

    - Price to cash flow;

    - 12-month change in return on assets; and

    - 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


           Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;

      - Minimum three-month average daily trading volume of $1.5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate real estate investment trusts ("REITs"), ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

      - Indicated dividend yield - 50%;

      - Price-to-book - 25%; and

      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major S&P Global Industry Classification Standard ("GICS(R)") market sectors with the highest combined ranking on the three factors. In the event of a tie, the stock with the better price-to-book ratio is selected.

         Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the Global Target 15 Strategy; and

- Approximately 25% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively. The Securities which comprise the European Target 20 Strategy were selected as follows:

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Dividend Multi-Strategy Portfolio is considered to be a Large-Cap Value Trust.


               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend
Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), and the stocks of companies whose shares are not listed on a U.S. securities exchange are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy, the Value Line(R) Target 25 Strategy and the NYSE(R) International Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" "Double Play Portfolio" and "NYSE (R) International Target 25 Portfolio," respectively.

                Target Focus Five Portfolio

The composition of the Target Focus Five Portfolio on the Initial Date of Deposit is as follows:

- Approximately 24% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 24% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 24% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy;

- Approximately 20% of the portfolio is composed of common stocks which comprise the MSCI EAFE Target 20 Strategy; and

- Approximately 8% of the portfolio is composed of common stocks which comprise the NYSE (R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy, the Value Line(R) Target 25 Strategy and the NYSE (R) International Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio," "Target Double Play Portfolio" and "NYSE (R) International Target 25 Portfolio," respectively. The Securities which comprise the MSCI EAFE Target 20 Strategy portion of the Trust were chosen by applying the selection criteria set forth below.

MSCI EAFE Target 20 Strategy.

The MSCI EAFE Target 20 Strategy selects 20 common stocks from the MSCI EAFE Index(R). The MSCI EAFE Target 20 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the MSCI EAFE Index(R) as of two business days prior to the date of this prospectus.

Step 2: We then select the 200 largest by market capitalization that meet both of the following three-month average daily trading volume liquidity screens:

    - Minimum of $5 million traded.

    - Minimum of 100,000 shares traded.

Step 3: The remaining stocks are ranked on four equally-weighted factors:

    - Price to cash flow.

    - Price-to-book.

    - Return on assets.

    - Momentum (as measured by equally-weighted 6- and 12-month price appreciation).

Step 4: We purchase an approximately equally-weighted portfolio of the 20 stocks with the highest combined ranking on the four factors, subject to a maximum of four stocks from any one of the ten major market sectors and a maximum of four stocks from any single country.

         Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

   - Domestic equity - all U.S. stocks.

   - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of ADRs.

   - REITs - all U.S. REITs.

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

   - Market capitalization greater than $1 billion.

   - Three-month average daily trading volume greater than $1 million.

   - Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3-, 6- and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings, subject to a maximum of four stocks from any one of the ten major market sectors for both the domestic and international equity universes. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

   - 40% domestic equity.

   - 40% international equity.

   - 20% REITs.

                  Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million;
        and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

      - Change in return on assets; and

      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major GICS(R) market sectors. In the event of a tie, the stock with the higher sustainable growth rate is selected.

                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "NYSE (R)
International Target 25 Portfolio," "Target Diversified Dividend
Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the European Target 20 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Dividend Multi-Strategy Portfolio," "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index, S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's, S&P, S&P 500, S&P MidCap 400 and S&P SmallCap 600 are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA, The Dow, Dow Jones, Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow Target 5 Portfolio, The Dow Target Dividend Portfolio, Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio and the Target VIP Portfolio and the S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio and Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

The Target Focus Five Portfolio is not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Trust, the Securities or the index on which such Trust or Securities are based. Except as noted herein, the publisher has not approved of any of the information in this prospectus.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)," and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio and Target VIP Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc.

("Value Line"). Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc.
("NYSE") and have been licensed for use for certain purposes by First
Trust Portfolios L.P. The NYSE(R) International Target 25 Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, MSCI EAFE Index(R) and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Three of the Securities in the Target Double Play Portfolio, and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 33.00%, and 65.99%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels and the United States continues to experience increased unemployment. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trusts may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the economic crisis, central banks in the U.S. and Europe have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of information technology companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio, the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are concentrated in stocks of financial companies. The NYSE(R) International Target 25 Portfolio and the Target Double Play Portfolio are concentrated in stocks of energy companies. The Target Growth Portfolio is concentrated in stocks of consumer product companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of energy and information technology companies


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


Energy. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, friction with certain oil producing countries, such as Iran and Venezuela, and between the governments of the United States and other major exporters of oil to the United States, could put oil exports at risk. Further, global concerns of civil unrest in foreign countries may also affect the flow of oil from such countries.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act establishes a Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additionally, the Reform Act would allow the FDIC to "take over" a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products in addition to their brokerage and investment advice. However, proposed legislation would subject such non-bank financial firms to the requirements of the Bank Holding Company Act of 1956 which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Under the proposed legislation, these companies would be required to register as bank holding companies with the Federal Reserve Board and would be subject to capital and other regulatory requirements of traditional banks. This may result in a decrease in profits, missed business opportunities and cessation of financing activities for companies unable to meet the newly imposed regulatory requirements which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Department of the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. For example, the Energy Policy Act of 2005 was enacted on August 8, 2005. One of the effects of this Act is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio, the Target Focus Five Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong Special Administrative Region ("Hong Kong") and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.


Foreign Securities. All of the Securities in the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign entities, which makes these Trusts subject to more risks than if they invested solely in domestic securities. These Securities are either directly listed on a U.S. securities exchange, are in the form of ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange or are directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation, Hong Kong for Hong Kong Securities; The Bank of Tokyo-Mitsubishi UFJ Ltd., Tokyo, Japan for Japanese Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.


Emerging Markets. Certain of the Securities in certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small Cap Companies. Certain of the Securities in certain Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Lorillard, Inc. or Microsoft Corporation, or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.


           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), NYSE International 100 Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA (R). The Dow Jones Industrial Average is maintained by the Averages Committee, which is comprised of the chairman of the S&P Dow Jones U.S. Index Committee and two other persons designated by the chairman and the Managing Editor ("ME") of The Wall Street Journal and another person designated by the ME. Changes in the component stocks of the DJIA(R) are made entirely by the Averages Committee without consulting the companies, the stock exchange or any official agency.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.

                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
           (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                             Hypothetical Strategy Total Returns(1)(4)

                       The Dow(R)                       NYSE(R)                                    Target           Target
         The Dow(R)      Target       Global         International       S&P       S&P Target    Diversified       Dividend
          Target 5      Dividend     Target 15         Target 25      Target 24     SMid 60       Dividend      Multi-Strategy
Year      Strategy      Strategy     Strategy           Strategy      Strategy      Strategy      Strategy         Strategy
----     ---------     ---------     ---------       -------------    ---------    ----------    -----------    --------------
1972      18.82%
1973      17.45%
1974      -7.61%
1975      62.73%
1976      38.70%
1977       3.06%
1978      -1.42%
1979       7.28%
1980      38.52%
1981       1.13%
1982      40.83%
1983      34.08%
1984       8.44%
1985      35.81%
1986      28.12%                                                       18.13%
1987       8.35%                      14.81%                            1.75%
1988      18.78%                      20.81%                            4.27%
1989       7.85%                      14.38%                           22.30%
1990     -18.03%                       0.55%                            6.41%
1991      59.61%                      39.79%                           40.30%
1992      20.51%        28.68%        24.11%                           -1.82%
1993      31.25%        18.18%        62.22%                            8.01%
1994       5.30%        -8.55%       -10.13%                            4.76%
1995      27.89%        46.86%        11.36%                           38.91%        24.13%        26.92%         28.44%
1996      23.33%        16.12%        19.35%            25.71%         31.21%        13.25%        15.01%         18.34%
1997      16.99%        40.57%        -8.87%            23.07%         30.01%        42.13%        26.02%         20.62%
1998       9.78%         2.95%        11.00%            12.40%         39.77%         4.88%        12.98%         14.63%
1999      -9.57%        -6.65%         6.05%            64.06%         41.07%        23.92%        17.59%          7.60%
2000       8.12%        25.82%         2.14%            10.69%          3.84%        14.09%        19.86%         12.83%
2001      -5.12%        40.62%        -1.15%           -14.28%        -11.07%        32.05%        29.67%         14.19%
2002     -12.95%        -0.84%       -14.40%           -20.80%        -19.24%        -5.27%       -10.38%        -10.72%
2003      20.04%        32.08%        35.78%            39.25%         23.08%        45.42%        47.13%         36.78%
2004       9.49%        18.86%        29.11%            23.48%         13.52%        23.54%        20.56%         23.85%
2005      -2.52%         2.24%        11.40%            13.50%          3.60%         3.10%         2.00%          5.57%
2006      39.42%        17.58%        39.92%            28.35%          1.40%        19.71%        15.44%         26.46%
2007       2.14%         1.06%        14.15%            24.78%          3.14%        -9.64%        -3.83%          5.30%
2008     -50.16%       -39.55%       -43.35%           -49.89%        -29.43%       -37.65%       -37.04%        -45.04%
2009      17.11%        14.29%        49.17%            42.59%         12.01%        60.04%        40.89%         36.73%
2010      10.02%        15.68%         9.21%            -0.32%         18.07%        15.09%        20.23%          9.30%
2011      16.79%         5.56%        -8.29%           -17.59%          6.87%        -8.81%         3.17%         -2.31%
2012       9.81%         4.90%        25.05%             7.90%          7.93%        20.40%        10.78%         11.22%
2013      39.11%        28.69%        16.38%            14.08%         42.21%        37.42%        31.65%         25.87%


                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
           (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                             Hypothetical Strategy Total Returns(1)(4)

                                                         Target
                          Target                         Global
            Target        Focus           Target        Dividend        Target         Target        Target      Value Line(R)
         Double Play       Four         Focus Five      Leaders         Growth         Triad          VIP          Target 25
Year       Strategy      Strategy        Strategy       Strategy       Strategy       Strategy      Strategy        Strategy
----     -----------     ---------      ----------      --------       --------       --------      --------     -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                                31.98%
1986                                                                                                                20.21%
1987                                                                                                                16.93%
1988                                                                                                                -9.40%
1989                                                                                                                48.18%
1990                                                                                                  -0.89%         3.15%
1991                                                                                                  57.05%        83.76%
1992        12.24%                                                                                     4.08%        -2.64%
1993        21.45%                                                                                    22.04%        25.04%
1994         1.73%                                                                                     2.03%        12.17%
1995        49.29%                                                      29.61%                        42.87%        52.18%
1996        35.13%         26.59%         26.27%                        24.96%         21.02%         38.64%        54.22%
1997        36.94%         37.28%         30.57%                        41.11%         34.86%         25.80%        33.90%
1998        47.05%         31.03%         30.66%          1.63%         37.13%         27.54%         51.22%        91.02%
1999        52.70%         45.16%         46.17%         12.47%         33.76%         31.96%         48.77%       111.24%
2000         7.04%          9.69%          6.70%          4.69%          8.36%         11.97%         -4.55%       -10.40%
2001        19.96%         20.23%         12.38%          6.99%         -4.20%          4.97%        -11.31%        -0.10%
2002       -12.58%        -11.05%         -9.89%         -7.55%        -10.80%        -11.56%        -21.35%       -23.90%
2003        35.47%         38.90%         37.99%         48.16%         34.00%         38.38%         34.73%        39.32%
2004        20.25%         21.63%         21.32%         24.56%         16.71%         18.59%         13.01%        21.78%
2005        10.88%          8.93%          7.82%         11.67%         17.09%         12.35%          6.72%        19.71%
2006         8.92%         14.25%         17.51%         29.55%         16.82%         17.62%         11.82%         1.27%
2007        12.22%          7.02%          9.89%         22.18%         19.93%         13.44%          9.22%        24.28%
2008       -45.63%        -43.35%        -43.51%        -30.12%        -52.52%        -47.50%        -45.94%       -51.13%
2009         8.38%         27.38%         24.47%         53.37%         18.19%         27.31%         11.99%         3.13%
2010        22.06%         17.91%         16.15%         20.19%         17.13%         16.43%         18.24%        28.60%
2011       -12.20%        -11.57%        -12.00%          0.36%        -12.53%         -8.32%         -2.08%       -29.27%
2012         9.41%         12.71%         12.13%         12.62%          5.77%          7.54%         12.20%        14.20%
2013        31.17%         31.45%         28.35%         25.08%         37.13%         33.27%         36.11%        33.99%

                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

                                                       Index Total Returns(4)

                      Dow
                     Jones         NYSE                                                                           Cumulative
                      U.S.       Interna-                                                             MSCI All     Interna-
                     Select       tional                            Russell                  Hang      Country      tional
                    Dividend       100       S&P 500    S&P 1000    3000(R)                  Seng       World       Index
Year    DJIA(R)    Index(sm)    Index(sm)     Index      Index       Index     FT Index     Index       Index     Returns(3)
----    --------   ---------    ---------    -------    --------    -------    --------     -----     --------    ----------
1972     18.48%                               19.00%
1973    -13.28%                              -14.69%
1974    -23.58%                              -26.47%
1975     44.75%                               37.23%
1976     22.82%                               23.93%
1977    -12.84%                               -7.16%
1978      2.79%                                6.57%
1979     10.55%                               18.61%
1980     22.17%                               32.50%
1981     -3.57%                               -4.92%
1982     27.11%                               21.55%
1983     25.97%                               22.56%
1984      1.31%                                6.27%
1985     33.55%                               31.72%
1986     27.10%                               18.67%
1987      5.48%                                5.25%                            38.32%     -10.02%                   11.26%
1988     16.14%                               16.56%                             7.03%      16.05%                   13.07%
1989     32.19%                               31.62%                            24.53%       5.52%                   20.75%
1990     -0.56%                               -3.19%                            10.36%       6.74%                    5.51%
1991     24.19%                               30.33%                            14.88%      42.46%                   27.17%
1992      7.41%      22.65%                    7.61%                            -2.18%      28.89%                   11.37%
1993     16.93%      14.59%                   10.04%                            20.25%     123.33%                   53.50%
1994      5.01%      -0.19%                    1.30%                             1.19%     -30.00%                   -7.93%
1995     36.87%      42.80%                   37.50%     30.69%      36.57%     17.83%      27.30%                   27.33%
1996     28.89%      25.08%       18.50%      22.89%     19.85%      21.63%     20.55%      37.50%                   28.98%
1997     24.94%      37.83%       19.20%      33.31%     30.26%      31.67%     16.44%     -17.66%                    7.91%
1998     18.15%       4.33%       22.64%      28.55%     13.20%      24.11%     12.20%      -2.72%      21.97%        9.21%
1999     27.21%      -4.08%       41.93%      21.03%     14.11%      20.96%     17.44%      73.42%      26.82%       39.36%
2000     -4.71%      24.86%      -20.67%      -9.10%     15.86%      -7.30%    -18.58%      -9.36%     -13.94%      -10.88%
2001     -5.43%      13.09%      -21.13%     -11.88%      1.45%     -11.43%    -23.67%     -22.39%     -15.91%      -17.16%
2002    -14.97%      -3.94%      -19.14%     -22.09%    -14.54%     -21.53%    -29.52%     -15.60%     -18.98%      -20.03%
2003     28.23%      30.16%       37.58%      28.65%     36.61%      31.02%     26.27%      41.82%      34.63%       32.11%
2004      5.30%      18.14%       16.25%      10.87%     18.39%      11.93%     20.80%      16.95%      15.75%       14.35%
2005      1.72%       3.79%       11.22%       4.90%     10.93%       6.10%     12.45%       8.68%      11.37%        7.62%
2006     19.03%      19.54%       24.49%      15.76%     11.89%      15.67%     40.25%      38.58%      21.53%       32.62%
2007      8.87%      -5.16%       16.43%       5.56%      5.18%       5.16%      0.10%      42.83%      12.18%       17.27%
2008    -31.92%     -30.97%      -43.26%     -36.99%    -34.67%     -37.32%    -54.74%     -46.03%     -41.85%      -44.23%
2009     22.70%      11.13%       32.28%      26.46%     33.48%      28.29%     33.98%      56.52%      35.41%       37.73%
2010     14.10%      18.32%        4.64%      15.08%     26.55%      16.93%     13.44%       8.29%      13.21%       11.94%
2011      8.34%      12.42%      -11.81%       2.08%     -0.92%       1.00%    -13.70%     -17.27%      -6.86%       -7.55%
2012     10.23%      10.84%       16.84%      15.98%     17.40%      16.41%     27.18%      27.66%      16.80%       21.69%
2013     29.63%      29.06%       14.38%      32.36%     35.87%      33.55%     32.71%       6.55%      23.44%       22.96%

______________________

See "Notes to Comparison of Hypothetical Total Return" on page 74.

Page 73

            NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the NYSE International 100 Index(sm) and the S&P 1000 Index, which assume daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:


                                            Hypothetical
                                              Average
                                               Annual
Strategy                                    Total Return       Corresponding Index                              Index Returns
--------                                    ------------       -------------------                              -------------
The Dow(R) Target 5 Strategy                12.91%             DJIA(R) (from 12/31/71 through 12/31/13)         10.96%
The Dow(R) Target Dividend Strategy         12.04%             Dow Jones U.S. Select Dividend Index(sm)         12.12%
                                                               S&P 500 Index (from 12/31/91 through 12/31/13)    9.17%
Global Target 15 Strategy                   11.55%             Cumulative International Index                   10.65%
NYSE(R) International Target 25 Strategy     9.16%             NYSE International 100 Index(sm)                  6.23%
S&P Target 24 Strategy                      11.40%             S&P 500 Index (from 12/31/85 through 12/31/13)   10.57%
S&P Target SMid 60 Strategy                 14.39%             S&P 1000 Index                                   12.73%
Target Diversified Dividend Strategy        13.44%             Russell 3000(R) Index                             9.80%
Target Dividend Multi-Strategy              10.75%             S&P 500 Index (from 12/31/94 through 12/31/13)    9.64%
Target Double Play Strategy                 14.41%             S&P 500 Index (from 12/31/91 through 12/31/13)    9.17%
Target Focus Four Strategy                  13.47%             S&P 500 Index (from 12/31/95 through 12/31/13)    8.27%
Target Focus Five Strategy                  12.40%             S&P 500 Index (from 12/31/95 through 12/31/13)    8.27%
Target Global Dividend Leaders Strategy     12.96%             MSCI All Country World Index                      6.07%
Target Growth Strategy                      11.79%             S&P 500 Index (from 12/31/94 through 12/31/13)    9.64%
Target Triad Strategy                       11.58%             S&P 500 Index (from 12/31/95 through 12/31/13)    8.27%
Target VIP Strategy                         12.24%             S&P 500 Index (from 12/31/89 through 12/31/13)    9.43%
Value Line(R) Target 25 Strategy            17.20%             S&P 500 Index (from 12/31/84 through 12/31/13)   11.24%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R).
The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index,
33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., COMPUSTAT and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 17, 2014 through June 20, 2014. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                               Your maximum   Dealer
If you invest                  sales charge   concession
(in thousands):*               will be:       will be:
________________________________________________________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt ("ADR"), Global Depositary Receipt ("GDR") or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.

---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

The Trusts are considered grantor trusts under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trust to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by the Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Ordinary income dividends received by an individual Unit holder from a grantor trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the REIT Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a REIT may qualify to be taxed at the same rates that apply to net capital gain, as discussed above, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the REIT itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each trust will provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units in a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if a Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate.
Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.

You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements. After December 31, 2016, proceeds from the disposition of Units and the allocation of proceeds from the sale of Securities may also be subject to withholding unless certain conditions are met.

Regulated Investment Company Trusts.

------------------------------------

The following discussion pertains to the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock
Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.


The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.


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Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.


If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to

Page 85

U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met.


Distributions after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2016.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S.
federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target

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Focus Five Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five
Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target
Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, NYSE(R) International Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $200 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2012, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $52,437,807 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE

OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI EAFE Index(R).

THE TARGET FOCUS FIVE PORTFOLIO IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY FIRST TRUST PORTFOLIOS L.P. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN TRUSTS GENERALLY OR IN THE TRUST PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE TRUST OR THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE TRUST TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE UNITS OF THE TRUST ARE REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE TRUST OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE TRUST.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE TRUST, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                     This page is intentionally left blank.

Page 95

                                 First Trust(R)

                  Dow(R) Target 5 1Q '14 - Term 4/9/15
                 Dow(R) Target Dvd. 1Q '14 - Term 4/9/15
                  Global Target 15 1Q '14 - Term 4/9/15
              NYSE(R) Intl. Target 25 1Q '14 - Term 4/9/15
                   S&P Target 24 1Q '14 - Term 4/9/15
                 S&P Target SMid 60 1Q '14 - Term 4/9/15
                 Target Divsd. Dvd. 1Q '14 - Term 4/9/15
              Target Dvd. Multi-Strat. 1Q '14 - Term 4/9/15
                  Target Dbl. Play 1Q '14 - Term 4/9/15
                   Target Focus 4 1Q '14 - Term 4/9/15
                   Target Focus 5 1Q '14 - Term 4/9/15
             Target Global Dvd. Leaders 1Q '14 - Term 4/9/15
                   Target Growth 1Q '14 - Term 4/9/15
                    Target Triad 1Q '14 - Term 4/9/15
                     Target VIP 1Q '14 - Term 4/9/15
              Value Line(R) Target 25 1Q '14 - Term 4/9/15
                                 FT 4610

                                    Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon

     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132
                            Please refer to the "Summary of Essential
                           Information" for each Trust's Product Code.



                            ________________________

    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.



                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                   under the:

             - Securities Act of 1933 (file no. 333-192264) and

             - Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information regarding the operation of the SEC's Public Reference
                   Room may be obtained by calling the SEC at
                                1-202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC, 100 F Street,
                     N.E., Washington, D.C. 20549

             e-mail address: publicinfo@sec.gov


                                January 9, 2014


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 96                              First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 4610 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 9, 2014. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Dow Jones & Company, Inc.                                       1
The NASDAQ Stock Market LLC                                     2
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   REITs                                                        4
   Hong Kong and China                                          5
   United Kingdom                                               6
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Exchange Rates                                               8
   Small-Cap Companies                                         12
Litigation
   Microsoft Corporation                                       12
   Tobacco Industry                                            13
Concentrations
   Consumer Products                                           14
   Energy                                                      14
   Financials                                                  15
   Information Technology                                      19
   Utilities                                                   20
Securities
   The Dow(R) DART 5 Strategy Stocks                           21
   The Dow(R) Target 5 Strategy Stocks                         21
   The Dow(R) Target Dividend Strategy Stocks                  22
   European Target 20 Strategy Stocks                          23
   Global Target 15 Strategy Stocks                            24
   MSCI EAFE Target 20 Strategy Stocks                         25
   Nasdaq(R) Target 15 Strategy Stocks                         26
   NYSE(R) International Target 25 Strategy Stocks             27
   S&P Target 24 Strategy Stocks                               29
   S&P Target SMid 60 Strategy Stocks                          30
   Target Diversified Dividend Strategy Stocks                 34
   Target Global Dividend Leaders Strategy Stocks              36
   Target Growth Strategy Stocks                               39
   Target Small-Cap Strategy Stocks                            41
   Value Line(R) Target 25 Strategy Stocks                     43

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index, S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio and the Target VIP Portfolio and the S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio, Target Focus Five Portfolio and Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

 S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Strategy; recommend that any person invest in the NYSE (R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Strategy; consider the needs of the NYSE (R) International Target 25 Strategy or the owners of the NYSE (R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owners of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio, the Target Focus Five Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any quotas or dumping laws. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism, and financial links. Although this integration helped Hong Kong to recover more quickly than anticipated initially, Hong Kong again faces a possible slowdown as exports to Europe and the United States have decreased.

Hong Kong's government promotes the Special Administrative Region (SAR) as be the site for Chinese renminbi (RMB) internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. Deposits of RMB grew to roughly 9.1% of Hong Kong's total system deposits by the end of 2012, which was an increase of 59% from 2011. Hong Kong's government is pursuing efforts to introduce additional use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's exports by value. Natural resources are limited in Hong Kong, which creates the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 34.9 million in 2012. In 2012, tourists from China outnumbered visitors from all other countries combined. Hong Kong has also established the Hong Kong Stock Exchange as the premier stock market for Chinese firms who seek to list abroad. In 2012, companies from mainland China constituted close to 46.6% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 57.4% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to mainland China. Economic growth slowed to 5% in 2011, and further to less than 2% in 2012. Inflation rose to 4.1% in 2012 as a result of credit expansion and tight housing supply conditions. Lower and middle income segments of the population are increasingly unable to afford adequate housing. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a diversified banking system, development of stock markets, rapid growth of the private sector, and opening to foreign trade and investment. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive national champions.

After linking its currency closely to the United States dollar for years, China revalued its currency by 2.1% against the United States dollar in 2005. In addition, China moved to an exchange rate system that instead references a basket of currencies. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, since Beijing allowed the resumption of gradual appreciation, which began with the onset of the global financial crisis through June 2010, the exchange rate remained pegged to the United States dollar.

Since 1979, the efficiency gains resulting from the restructuring of the economy have contributed to a greater than a tenfold increase in GDP. In 2012, on a purchasing power parity basis which is adjusted for price differences, China was the second-largest economy in the world, behind only the United States. The value of services produced in China is second to the United States as well, however, the dollar values of China's agricultural and industrial output each exceed those of the United States. In addition to having a per capita income below the world average, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, sustain adequate job growth for the tens of millions of migrants and new entrants to the work force, reduce corruption and other economic crimes, and contain environmental damage and social strife resulting from the economy's rapid transformation. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2011, more than 250 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table. Further, economic development and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as nuclear and alternative energy development, rather than coal and oil. Between 2010-11, due mostly to its credit-fueled stimulus program, China faced high inflation. Inflation appears to have been controlled by some tightening measures, however as a result growth in GDP slowed to under 8% for 2012. The economic slowdown in Europe contributed to China's economic slowdown, and is expected to further inhibit Chinese growth in 2013. Policy makers are currently challenged by debt still remaining from the stimulus program, particularly among local governments, and a bubble in the prices of property. China has made little progress towards the goals set forth of the 12th Five-Year Plan. The plan was adopted in March 2011 and emphasizes continued economic reforms and the need to increase domestic consumption in order to decrease dependence on exports in the future.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the second largest economy in Europe after Germany. In the past 20 years, the government has greatly reduced public ownership and limited the growth of social welfare programs. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. The largest proportion of GDP consists of services, particularly banking, insurance, and business services, while industry continues to decline in importance.

After emerging from a recession in 1992, Britain's economy enjoyed its longest period of expansion on record. During this period of expansion, growth in the United Kingdom has outpaced most of Western Europe. However, in 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded Britain's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated a five-year austerity program in 2010. This program aimed to lower London's budget deficit from over 10% of GDP in 2010 to nearly 1% by 2015. In November 2011, additional austerity measures were announced by Chancellor of the Exchequer George Osborne through 2017 because of slower-than-expected economic growth and the impact of the euro-zone debt crisis. In addition, the Cameron government raised the value added tax from 17.5% to 20% in 2011. At same time, the Cameron government has also pledged to reduce the corporation tax rate to 21% by 2014.

In December 2012, the Bank of England implemented an asset purchase program of up to 375 billion pounds sterling (approximately $605 billion). During times of economic crisis, the Bank of England coordinates interest rate moves with the European Central Bank. However, Britain remains outside the European Economic and Monetary Union. In 2012, the economy struggled with weak consumer spending and subdued business investment. GDP fell 0.1%, and the budget deficit remained stubbornly high at 7.7% of GDP, while public debt also continued to increase.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities in the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                                                      Foreign Exchange Rates
                                          Range of Fluctuations in Foreign Currencies

           United Kingdom
Annual     Pound Sterling/           Hong Kong/     Euro/           Japanese Yen/      Singapore/     Australia/
Period      U.S. Dollar              U.S. Dollar    U.S. Dollar     U.S. Dollar        U.S. Dollar    U.S. Dollar
------     ------------              -----------    -----------     -------------      -----------    -----------
1983       0.616-0.707               6.480-8.700
1984       0.670-0.864               7.774-8.050
1985       0.672-0.951               7.729-7.990
1986       0.643-0.726               7.768-7.819
1987       0.530-0.680               7.751-7.822
1988       0.525-0.601               7.764-7.912
1989       0.548-0.661               7.775-7.817
1990       0.504-0.627               7.740-7.817
1991       0.499-0.624               7.716-7.803
1992       0.499-0.667               7.697-7.781
1993       0.630-0.705               7.722-7.766
1994       0.610-0.684               7.723-7.750
1995       0.610-0.653               7.726-7.763                     80.630-104.550    1.389-1.466    1.289-1.411
1996       0.583-0.670               7.732-7.742                    103.450-116.210    1.394-1.426    1.225-1.363
1997       0.584-0.633               7.708-7.751                    111.260-130.880    1.399-1.699    1.253-1.538
1998       0.584-0.620               7.735-7.749                    113.600-147.260    1.584-1.792    1.456-1.797
1999       0.597-0.646               7.746-7.775    0.845-0.999     101.640-124.320    1.654-1.736    1.488-1.639
2000       0.605-0.715               7.774-7.800    0.968-1.209     101.450-114.410    1.656-1.759    1.499-1.961
2001       0.678-0.707               7.798-7.800    1.045-1.194     113.570-131.790    1.727-1.856    1.749-2.087
2002       0.621-0.709               7.799-7.800    0.953-1.164     115.810-134.710    1.733-1.852    1.737-1.974
2003       0.560-0.636               7.742-7.800    0.794-0.929     106.970-121.690    1.700-1.784    1.330-1.779
2004       0.514-0.568               7.763-7.800    0.738-0.844     102.080-114.510    1.631-1.728    1.253-1.465
2005       0.518-0.583               7.752-7.800    0.743-0.857     102.050-121.040    1.619-1.706    1.252-1.381
2006       0.509-0.576               7.753-7.792    0.755-0.839     109.760-119.780    1.534-1.661    1.264-1.419
2007       0.481-0.509               7.750-7.826    0.683-0.767     107.410-123.900    1.440-1.545    1.071-1.298
2008       0.502-0.685               7.750-7.804    0.633-0.788      90.640-108.800    1.356-1.513    1.043-1.526
2009       0.598-0.698               7.750-7.755    0.666-0.789      86.410- 98.960    1.384-1.547    1.092-1.569
2010       0.624-0.688               7.751-7.789    0.717-0.817      80.400- 93.850    1.283-1.407    0.977-1.189
2011       0.599-0.643               7.766-7.797    0.675-0.772      76.660- 83.130    1.204-1.307    0.910-1.035
2012       0.675-0.649               7.750-7.766    0.749-0.813      76.270- 86.750    1.220-1.289    0.932-1.027
2013       0.604-0.660               7.753-7.764    0.728-0.780      91.710-105.310    1.232-1.275    0.959-1.124


Source: Bloomberg L.P.

                                                 End of Month Exchange Rates
                                                   for Foreign Currencies

                   United Kingdom                                       Japanese
                   Pound Sterling/   Hong Kong/       Euro/             Yen/              Singapore/        Australia/
Monthly Period     U.S. Dollar       U.S. Dollar      U.S. Dollar       U.S. Dollar       U.S. Dollar       U.S. Dollar
--------------     --------------    -----------      -----------       -----------       -----------       -----------
2010:
 January             .626              7.765             .721            90.270             1.407             1.131
 February            .656              7.763             .734            88.970             1.406             1.117
 March               .659              7.764             .740            93.470             1.399             1.090
 April               .655              7.764             .752            93.850             1.371             1.082
 May                 .688              7.787             .813            91.260             1.400             1.182
 June                .669              7.789             .817            88.430             1.399             1.189
 July                .637              7.767             .766            86.470             1.360             1.123
 August              .652              7.778             .789            84.200             1.356             1.106
 September           .636              7.759             .733            83.530             1.316             1.034
 October             .624              7.751             .717            80.400             1.294             1.017
 November            .643              7.766             .770            83.690             1.320             1.043
 December            .641              7.770             .747            81.120             1.283             0.977
2011:
 January             .624              7.797             .730            82.040             1.280             1.003
 February            .615              7.788             .724            81.780             1.272             0.982
 March               .624              7.779             .706            83.130             1.260             0.968
 April               .599              7.766             .675            81.190             1.224             0.911
 May                 .608              7.777             .695            81.520             1.233             0.937
 June                .623              7.782             .690            80.560             1.229             0.933
 July                .609              7.794             .695            76.760             1.204             0.910
 August              .615              7.786             .696            76.660             1.204             0.934
 September           .642              7.786             .747            77.060             1.307             1.035
 October             .622              7.768             .722            78.170             1.255             0.950
 November            .637              7.768             .744            77.620             1.282             0.972
 December            .643              7.767             .772            76.910             1.297             0.980
2012:
 January             .635              7.755             .764            76.270             1.258             0.942
 February            .628              7.756             .750            81.150             1.252             0.932
 March               .625              7.766             .749            82.870             1.258             0.967
 April               .616              7.759             .755            79.820             1.237             0.959
 May                 .649              7.762             .809            78.320             1.289             1.027
 June                .637              7.757             .789            79.790             1.265             0.977
 July                .638              7.755             .813            78.120             1.245             0.952
 August              .630              7.756             .795            78.390             1.247             0.969
 September           .619              7.755             .778            77.960             1.227             0.964
 October             .620              7.750             .772            79.770             1.220             0.964
 November            .624              7.750             .770            82.480             1.220             0.959
 December            .615              7.750             .758            86.750             1.222             0.962
2013:
 January             .631              7.755             .736            92.560             1.238             0.959
 February            .660              7.755             .766            91.710             1.239             0.979
 March               .658              7.764             .780            94.220             1.240             0.960
 April               .644              7.760             .759            97.450             1.232             0.964
 May                 .658              7.763             .769           100.450             1.264             1.045
 June                .657              7.757             .769            99.140             1.268             1.094
 July                .658              7.756             .752            97.880             1.271             1.113
 August              .645              7.755             .756            98.170             1.275             1.123
 September           .618              7.756             .739            98.270             1.256             1.073
 October             .623              7.753             .736            98.360             1.242             1.058
 November            .611              7.753             .736           102.440             1.256             1.098
 December            .604              7.754             .728           105.310             1.263             1.122




Source: Bloomberg L.P.


The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of information technology companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio, the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are concentrated in stocks of financial companies. The NYSE(R) International Target 25 Portfolio and the Target Double Play Portfolio are concentrated in stocks of energy companies. The Target Growth Portfolio is concentrated in stocks of consumer product companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of energy and information technology companies


Consumer Products. The general problems and risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. An investment in Units of the Trust should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy sector may entail. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.


Demand for energy is closely related to general economic growth. Recessions and periods of low or negative economic growth typically have a direct unfavorable impact on companies that produce energy. Apart from economic growth, factors that impact the demand for energy include civil unrest, high fluctuations in population, improvements in energy efficiency through technological advances, seasonal weather changes, which impact the demand for energy for heating and cooling, the increased viability of alternative energy, and changing consumer preferences or technologies that provide additional fuel choices, such as alternative fueled vehicles.

Energy supply levels may also be reduced by factors such as decisions by OPEC members to adhere to production quotas, natural disasters, or the unexpected unavailability of distribution outlets. Increases in the supply of energy may be due to new technologies that enhance recovery of oil and gas from existing sources and the development of new sources of energy. Factors that increase supply have the tendency to reduce the price of energy when such increases are not offset by growth in demand. Such a decrease in prices may be possible as energy production has increased as a result of a surge in U.S. shale-gas and oil, as well as the discoveries of Brazilian offshore oil, however it may take several years to determine the impact new sources will have on energy prices. These potential increases in production combined with the pace and timing of the world's economic recovery, creates considerable uncertainty associated with energy outlook.

Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others.

Increasing sensitivity to environmental concerns will also pose serious challenges to the sector over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act or to comply with increased regulation in response to the Gulf of Mexico oil spill. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely or access may be limited to new exploration opportunities. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.


In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. Provisions of the Reform Act include the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards. Provisions of the Reform Act would create a the National Bank Supervisor to conduct prudential supervision regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks. This single regulator would oversee the entire banking industry, thereby leading to potential risks, costs and unknown impacts on the entire financial sector.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards Codification 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor until December 31, 2013. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) proposed legislation that would establish the Office of National Insurance within the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties"

("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies.

Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Utilities. An investment in Units of the Trust should be made with an understanding of the characteristics of the utility sector and the risks which such an investment may entail. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. The Energy Policy Act of 2005 was enacted on August 8, 2005. Its purpose is to develop a long-term energy policy, and it includes incentives for both traditional and more efficient energy sources. Additionally it eliminates the Public Utility Holding Company Act (PUHCA) of 1935 and replaces it with PUHCA of 2005. The effect of this change is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. This is because the Energy Policy Act of 2005 recognized that strong regulations are necessary to ensure consumers are not exploited and to prevent unfair competition. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                       The Dow (R) DART 5 Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, governments and high net-worth individuals.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals primarily in the United States.


                      The Dow (R) Target 5 Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. In addition, a variety of financial services are offered through GE Commercial Finance.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


                  The Dow (R) Target Dividend Strategy Stocks


AGL Resources Inc., headquartered in Atlanta, Georgia, sells and distributes natural gas to customers in Georgia and southeastern
Tennessee. Other energy-related activities include natural gas and electricity marketing, retail and wholesale propane gas sales, consumer products and gas supply services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Black Hills Corporation, headquartered in Rapid City, South Dakota, with its subsidiaries, is a diversified energy company serving customers in South Dakota, Colorado, Iowa, Kansas, Montana, Nebraska, and Wyoming. The company acquires, explores for and produces natural gas and crude oil; generates and transmits electricity; and mines coal.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products, and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Edison International, headquartered in Rosemead, California, through subsidiaries, supplies electricity in the central and southern portions of California. The company also develops, owns and operates independent power facilities; provides capital and financial services for energy and infrastructure projects; and manages and sells real estate projects.

Ensco Plc, headquartered in London, England, together with its subsidiaries, provides offshore contract drilling services to the oil and gas industry. The company's operations are primarily located in the Asia Pacific region, Europe/Africa, and North and South America.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries. The company also distributes gas and operates nuclear power plants.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Ohio, Tennessee, and West Virginia.

First Niagara Financial Group, Inc., headquartered in Buffalo, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

Integrys Energy Group, Inc., headquartered in Chicago, Illinois, is a holding company for regulated utility and non-regulated business units that distribute electricity and natural gas to customers in the upper midwestern United States.

Northeast Utilities, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Olin Corporation, headquartered in Clayton, Missouri, manufactures bleach products that have various applications in the household, recreational, industrial, paper, textile and other manufacturing industries. The company also manufactures and distributes ammunition, reloading components and industrial cartridges for various weaponry.

People's United Financial, Inc., headquartered in Bridgeport,
Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

Valley National Bancorp, headquartered in Wayne, New Jersey, operates as the holding company for Valley National Bank, which provides commercial and retail banking services in northern New Jersey and Manhattan.


                       European Target 20 Strategy Stocks


AstraZeneca Plc, headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops, produces and markets prescription medicines for cardiovascular, infectious, gastrointestinal, oncology, and respiratory diseases. The company distributes its products globally.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Centrica Plc, headquartered in Windsor, England, through various subsidiaries, provides gas and energy related products and services to residential and business customers throughout Great Britain.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

E.ON SE, headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Electricite de France S.A., headquartered in Paris, France, is an integrated energy company that produces, transmits, distributes, imports and exports electricity for energy consumers in France and internationally.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

GDF SUEZ, headquartered in Paris, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

GlaxoSmithKline Plc, headquartered in Brentford, England, is a research-based pharmaceutical group that develops, manufactures and markets vaccines, prescription and over-the-counter medicines, as well as health-related consumer products. The company specializes in treatments for respiratory, central nervous system, gastro-intestinal and genetic disorders.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

Imperial Tobacco Group Plc, headquartered in Bristol, England, is a global tobacco company. The company manufactures and sells cigarettes, cigars, fine-cut tobacco and tobacco papers.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Orange, headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Royal Dutch Shell Plc, incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Swedbank AB, headquartered in Stockholm, Sweden, provides retail banking, asset management, and other financial products and services.

TeliaSonera AB, headquartered in Stockholm, Sweden, offers telecommunication services. The company offers mobile communications services in Europe and the United States, as well as operating fixed networks in Northern Europe.

Tesco Plc, headquartered in Cheshunt, England, is a multinational grocery and general merchandise retailer. The company also offers retail banking, financial and insurance services.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                        Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
_______________________________


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. In addition, a variety of financial services are offered through GE Commercial Finance.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


Ladbrokes Plc, headquartered in Harrow, England, is comprised of Ladbrokes, the biggest retail bookmaker in the United Kingdom and Ireland; Ladbrokes.com, a world-leading provider of interactive betting and gaming services; Vernons, the leading football pools operator; and Ladbrokes Casinos, which opened its first casino at the Hilton London Paddington.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

RSA Insurance Group Plc, headquartered in London, England, is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurance to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.

Tesco Plc, headquartered in Cheshunt, England, is a multinational grocery and general merchandise retailer. The company also offers retail banking, financial and insurance services.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co. Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

China Coal Energy Company Limited, headquartered in Beijing, China, mines and markets thermal coal and coking coal as well as manufacturing coal mining equipment and offering coal mine design services.

China Construction Bank Corporation, headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance, and credit card services.

Industrial and Commercial Bank of China Ltd., headquartered in Beijing, China, provides a full range of personal and corporate commercial banking services throughout China.


                      MSCI EAFE Target 20 Strategy Stocks


BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Carrefour S.A., headquartered in Paris, France, operates chains of supermarkets, hypermarkets, discount, cash and carry and frozen food stores in Europe, the Americas and Asia. The company operates stores under the names "Carrefour," "Pryca," "Stoc," "Marche Plus," "Optique Carrefour" and "Comod."

Cheung Kong (Holdings) Limited, headquartered in Hong Kong, conducts business primarily in real estate development. The company owns developed and undeveloped property in Hong Kong and mainland China.

Continental AG, headquartered in Hannover, Germany, is engaged in the manufacture of automotive parts, tires, and industrial products. The company markets its products under such brands as "Continental,"
"Uniroyal," "Viking," and "Barum."

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Electricite de France S.A., headquartered in Paris, France, is an integrated energy company that produces, transmits, distributes, imports and exports electricity for energy consumers in France and internationally.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Gas Natural SDG, S.A., headquartered in Barcelona, Spain, operates a group of energy companies that supply natural gas, serving customers primarily in Spain and also in France, Italy and Latin America. The company also has electricity operations.

Iberdrola S.A., headquartered in Bilbao, Spain, is the second largest electric utility in Spain and owns hydroelectric, fossil fuel and nuclear power facilities.

KDDI CORPORATION, headquartered in Tokyo, Japan, provides mobile communication services and sells mobile devices. The company is also a broadband provider.

Mitsubishi Corporation, headquartered in Tokyo, Japan, is a general trading company. The company has multiple business groups including IT & Electronics, Fuels, Metals, Machinery, Chemicals, Living Essentials and Professional Services.

Nippon Steel & Sumitomo Metal Corporation, headquartered in Tokyo, Japan, is engaged in the steelmaking and steel fabrication business in Japan and internationally. The company produces and exports steel products used for equipment and machinery.

Nippon Telegraph and Telephone Corporation (NTT), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Renault S.A., headquartered in Boulogne-Billancourt, France, designs, produces, and markets passenger cars and light commercial vehicles. The company also offers service and financing solutions for new and used vehicles.

Repsol, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Sun Hung Kai Properties Limited, headquartered in Hong Kong, is one of the largest property companies in Hong Kong. The developer's core activities involve investing in and developing residential projects, shopping centers, office and industrial properties, and parking lots, for sale or lease. Related businesses include financial services, hotel management, and insurance.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

Volkswagen AG (Preference Shares), headquartered in Wolfsburg, Germany, and its subsidiaries engage in the manufacture and sale of automobiles worldwide. The company operates in two divisions, Automotive and Financial Services.

Wharf Holdings Limited, headquartered in Hong Kong, is a conglomerate built on real estate development, ownership, sales and property management. The company's holdings also include interests in several shipping terminals, cable TV providers and nightclubs. Other interests include ferries, trams, harbor tunnels and the Marco Polo Hotels.


                      Nasdaq(R) Target 15 Strategy Stocks


Apple Inc., headquartered in Cupertino, California, is engaged in the design, manufacture, and marketing of personal computers and related personal computing and mobile communicating devices. The company also provides related software and networking solutions. Products are available worldwide through the company's retail and online stores, resellers and third-party wholesalers.

Avago Technologies Limited, headquartered in Singapore, engages in the design, development and supply of analog semiconductor devices worldwide.

Baidu, Inc. (ADR), headquartered in Beijing, China, provides Chinese language Internet search services. The company also offers a search platform that enables businesses to connect with their customers. In addition to search products, the company also provides social products, music products, developer services, and mobile-related products and services.

Biogen Idec Inc., headquartered in Weston, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Garmin Ltd., headquartered in Vorstadt, Switzerland, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services, video game consoles and digital music devices.

Netflix Inc., headquartered in Los Gatos, California, is an online movie rental subscription service provider in the United States. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Tractor Supply Company, headquartered in Brentwood, Tennessee, is an operator of retail farm and ranch stores in the United States. The company offers animal products, lawn and garden products, hardware and tools, and work/recreational clothing, among other products.

TripAdvisor, Inc., headquartered in Newton, Massachusetts, is an online travel research company. The company's travel research platform collects reviews of destinations, accommodations, restaurants and activities throughout the world.

Western Digital Corporation, headquartered in Irvine, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

Yahoo! Inc., headquartered in Sunnyvale, California, is a global
Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


                NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. - Petrobras (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and around the world.

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.

Canada
______

Brookfield Asset Management Inc. (Class A), headquartered in Toronto, Canada, is a global asset management company. The company is focused on the real estate, power generation and infrastructure sectors and has properties and power generation facilities in North America. The company also invests in specialty funds, real estate and energy assets, and equity and fixed income mutual funds.

Canadian Natural Resources Ltd., headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Suncor Energy, Inc., headquartered in Calgary, Canada, is a Canadian energy company producing natural gas in Western Canada. The company has a refining and marketing business in Ontario and operates a retail business under the brand name "Sunoco."

China
____

China Petroleum and Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

PetroChina Company Limited (ADR), headquartered in Beijing, China, explores for, develops, and produces crude oil and natural gas. The company also refines, transports, and distributes crude oil and petroleum products; transmits, markets and sells natural gas; and produces and sells chemicals.

France
______

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

China Mobile Limited (ADR), headquartered in Hong Kong, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Unicom (Hong Kong) Limited (ADR), headquartered in Hong Kong, an integrated telecommunications operator, offers a range of telecommunications services in China. Services include long distance, cellular, data and Internet access.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Italy
______

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Japan
_____

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite, mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities, and consumer finance.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Norway
______

StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Korea
___________

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Shinhan Financial Group Co., Ltd. (ADR), headquartered in Seoul, South Korea, through its subsidiaries, offers various banking and financial services to retail and corporate customers in Korea.

United Kingdom
______________

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.


                         S&P Target 24 Strategy Stocks


Aon Plc, headquartered in London, England, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

Assurant, Inc., headquartered in New York, New York, through its subsidiaries, provides specialized insurance products and related services in North America and internationally.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Celgene Corporation, headquartered in Summit, New Jersey, is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

Chevron Corporation, headquartered in San Ramon, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

The Dun & Bradstreet Corporation, headquartered in Short Hills, New Jersey, provides business information and tools in the United States and internationally.

Flowserve Corporation, headquartered in Irving, Texas, designs, manufactures, distributes and services industrial flow management equipment. The company's products include pumps, valves and mechanical seals for the chemical processing, petroleum, power generation and water treatment industries worldwide.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company, serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, together with its subsidiaries, manufactures and markets chemicals and polymers worldwide. The company's products are used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names Marathon and Speedway.

MasterCard Incorporated, headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide. The company provides services for credit and debit cards, automated teller machines, electronic cash and travelers checks.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Missouri, Arkansas, Illinois, Iowa, Kansas, Louisiana, Nebraska, Oklahoma and Texas.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

Phillips 66, headquartered in Houston, Texas, an independent downstream energy company, engages in the refining and marketing, midstream, and chemicals businesses.

Praxair, Inc., headquartered in Danbury, Connecticut, is the largest industrial gases company in North and South America. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to different industries.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and distributes cardiovascular related medical devices for the global market. The company's product line and services include heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

Torchmark Corporation, headquartered in McKinney, Texas, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.


                       S&P Target SMid 60 Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in New Albany, Ohio, is a specialty retailer of casual apparel for men, women and children. The company operates stores under the brand names "Abercrombie & Fitch," "Hollister," and "Gilly Hicks" in the United States and internationally. They also sell their products through the Internet.

Aecom Technology Corp., headquartered in Los Angeles, California, provides professional technical and management support services to government and commercial clients worldwide.

Alpha Natural Resources, Inc., headquartered in Bristol, Virginia, extracts, processes, and markets steam and metallurgical coal to electric utilities, steel and other industrial producers. The company operates surface and underground mines in the Appalachian region and Colorado.

Ashland Inc., headquartered in Covington, Kentucky, distributes industrial chemicals and solvents, markets "Valvoline" motor oil and automotive chemicals, performs contract construction work, and operates crude oil refineries. The company also operates and franchises quick oil change centers across the United States.

Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota. The company provides a variety of financial products and services, including deposit, checking and lending services for consumers and businesses, equipment leases, and investment management services.

Atlantic Tele-Network, Inc., headquartered in Beverly, Massachusetts, provides telecommunications services to rural and other under-served markets. The company, through subsidiaries, provides both wireline and wireless connections to residential and commercial customers, a range of mobile wireless solutions, and broadband Internet services.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in the Midwest and Southeast. The company also owns natural gas storage and pipeline assets.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

BancorpSouth, Inc., headquartered in Tupelo, Mississippi, operates as a holding company for BancorpSouth Bank, which provides commercial banking and financial services to individuals, and small- and medium-sized businesses in the United States.

Biglari Holdings Inc., headquartered in San Antonio, Texas, through its subsidiaries, engages in the ownership, development, operation and franchising of restaurants in the United States, under the brand names "Steak n Shake," "Western Sizzlin," "Western Sizzlin Wood Grill," "Great American Steak & Buffet" and "Quincy Steakhouses."

Black Box Corporation, headquartered in Lawrence, Pennsylvania, is a direct marketer and technical service provider of computer communications and networking equipment and services to businesses of all sizes, operating in more than 130 countries.

CDI Corp., headquartered in Philadelphia, Pennsylvania, provides engineering and information technology outsourcing solutions and professional staffing services in the United States, Canada, and the United Kingdom.

Cedar Realty Trust Inc., headquartered in Port Washington, New York, is a real estate investment trust that engages in the ownership, operation, development and redevelopment of supermarket-anchored community shopping centers and drug store-anchored convenience centers in the United States.

Cousins Properties Incorporated, headquartered in Atlanta, Georgia, is a real estate investment trust engaged in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically located undeveloped land.

Cross Country Healthcare, Inc., headquartered in Boca Raton, Florida, is a provider of health care staffing services. The company's services include travel nurse and allied health staffing, per diem nurse staffing and clinical research trials staffing.

Digital Generation, Inc., headquartered in Irving, Texas, provides digital technology services that enable the electronic delivery of advertisements, syndicated programs and video news releases to traditional broadcasters, online publishers and other media outlets.

Ebix Inc., headquartered in Atlanta, Georgia, together with its subsidiaries, provides software and e-commerce solutions to the insurance industry primarily in North America, Australia, New Zealand, India and Singapore.

ERA Group, Inc., headquartered in Houston, Texas, offers helicopter transportation services. The company transports personnel to and from offshore oil drilling rigs and platforms, and offers air medical services, firefighting support, emergency search and rescue, and tours in Alaska. The company serves customers in the United States, Brazil, Canada, Mexico, the United Kingdom, Sweden, Spain, Indonesia and India.

Everest Re Group, Ltd., headquartered in Hamilton, Bermuda, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

Exterran Holdings Inc., headquartered in Houston, Texas, provides natural gas compression technology, and sales, operations, maintenance, fabrication, service, and equipment for oil and gas production, processing, and transportation applications worldwide.

Fidelity National Financial, Inc., headquartered in Jacksonville, Florida, is engaged in issuing title insurance policies and performing other title-related services arising from real estate closings. The company utilizes both in-house employees and independent agents in providing its services.

First American Financial Corporation, headquartered in Santa Ana,
California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

First Midwest Bancorp, Inc., headquartered in Itasca, Illinois, is a bank holding company that operates First Midwest Bank. The company provides various commercial and retail banking services with branches in metropolitan Chicago, central and western Illinois, northwest Indiana and eastern Iowa.

Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive generation for the wholesale market. The company is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Green Plains Renewable Energy Inc., headquartered in Omaha, Nebraska, engages in the production, distribution and marketing of ethanol and related by-products in the United States.

Hancock Holding Company, headquartered in Gulfport, Mississippi, is a bank holding company for Hancock Bank, Mississippi, and Hancock Bank of Louisiana.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's products are distributed in the southwestern United States, Montana and northern Mexico.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

International Bancshares Corporation, headquartered in Laredo, Texas, is a financial holding company that operates through its four bank subsidiaries: International Bank of Commerce (IBC), Commerce Bank, International Bank of Commerce, Brownsville and International Bank of Commerce, Zapata.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Janus Capital Group Inc., headquartered in Denver, Colorado, sponsors, markets and provides investment advisory, distribution and administrative services, primarily to mutual funds, in both domestic and international markets.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Kemper Corporation, headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

M/I Homes, Inc., headquartered in Columbus, Ohio, is engaged in the construction and sale of single-family residential property. The company also originates mortgage loans, primarily for purchasers of its homes.

MB Financial, Inc., headquartered in Chicago, Illinois, is a multi-bank financial holding company that, through its wholly-owned bank subsidiaries, offers a broad range of financial services. The company primarily serves small and middle-market businesses, leasing companies and their customers, and individuals.

Monster Worldwide, Inc., headquartered in New York, New York, is a global provider of career solutions. The company, through its flagship interactive product, Monster (www.monster.com), is engaged in online career management. The company is also a worldwide recruitment advertising agency and a yellow pages advertising agency.

The Navigators Group, Inc., headquartered in New York, New York, is an international insurance holding company specializing in energy, marine and construction/engineering insurance worldwide. The company has offices in the United States, England, Australia and Singapore.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Penn Virginia Corporation, headquartered in Radnor, Pennsylvania, is engaged in the exploration, development and production of crude oil and natural gas, primarily in the eastern and Gulf Coast onshore areas of the United States.

Piper Jaffray Companies, Inc., headquartered in Minneapolis, Minnesota, is a financial services firm. The company provides investment advice and services to businesses, institutions and individuals. The company's investment banking business focuses on the needs of emerging growth companies in the healthcare, technology, financial, consumer and industrial growth sectors.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Protective Life Corporation, headquartered in Birmingham, Alabama, through its subsidiaries, engages in the production, distribution, and administration of insurance and investment products in the United States.

Reinsurance Group of America, headquartered in Chesterfield, Missouri, is primarily engaged in traditional life, asset-intensive and financial reinsurance.

Rudolph Technologies, Inc., headquartered in Flanders, New Jersey, engages in the design, development, manufacture and sale of process control metrology, defect inspection and data analysis systems for semiconductor device manufacturers worldwide.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

StanCorp Financial Group, Inc., headquartered in Portland, Oregon, through its subsidiaries, provides group insurance products and services for life and disability insurance needs of employer groups and the disability insurance needs of individuals in the United States.

Stewart Information Services Corporation, headquartered in Houston, Texas, is principally engaged in the issuance of title insurance on homes and other real property through locations in all 50 states, Washington, D.C. and several foreign countries.

Swift Energy Company, headquartered in Houston, Texas, is engaged in developing, exploring, acquiring and operating oil and gas properties, with a focus on onshore and inland waters oil and natural gas reserves in Texas and Louisiana, and onshore oil and natural gas reserves in New Zealand.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Europe, and Latin America.

Synovus Financial Corp., headquartered in Columbus, Georgia, is a financial services and bank holding company. The company, through its subsidiaries, provides retail and commercial banking, mortgage services, investment and brokerage services, commercial and real estate loans, automated banking services, and bank credit card services.

TCF Financial Corporation, headquartered in Wyzata, Minnesota, operates a national banking business through offices in several states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

TTM Technologies, Inc., headquartered in Santa Ana, California, is a manufacturer of printed circuit boards used in electronic products such as routers, switches, servers, memory modules and cellular base stations. The company's customers include original equipment manufacturers and electronic manufacturing services companies in various industries.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

VOXX International Corporation, headquartered in Hauppauge, New York, and its subsidiaries engage in the design and marketing of electronic products worldwide.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and provides equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in southern New England and Westchester County, New York.

Westar Energy, Inc., headquartered in Topeka, Kansas, is an electric utility company engaged in the generation, transmission, and distribution of electricity in Kansas. The company sells electricity to residential, commercial and industrial customers, as well as wholesale electricity to municipalities and cooperatives.

                  Target Diversified Dividend Strategy Stocks


Aircastle Ltd., incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Banco Latinoamericano de Comercio Exterior, S.A., headquartered in Panama City, Panama, together with its subsidiaries, provides foreign trade financing to commercial banks, middle-market companies and corporations located in Latin America and the Caribbean area.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Chevron Corporation, headquartered in San Ramon, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Comtech Telecommunications Corp., headquartered in Melville, New York, engages in the design, development, production, and marketing of products, systems, and services for communications solutions. The company operates through three segments: Telecommunications Transmission; Mobile Data Communications; and RF Microwave Amplifiers.

Consolidated Edison, Inc., headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Costamare Inc., headquartered in Athens, Greece, owns and charters containerships to liner companies worldwide.

Domtar Corporation, headquartered in Montreal, Canada, engages in designing, manufacturing, marketing and distributing uncoated freesheet paper; papergrade, fluff, and specialty pulp; and lumber and wood products in North America.

Ensco Plc, headquartered in London, England, together with its subsidiaries, provides offshore contract drilling services to the oil and gas industry. The company's operations are primarily located in the Asia Pacific region, Europe/Africa, and North and South America.

Fresh Del Monte Produce Inc., headquartered in George Town, the Cayman Islands, is a holding company that produces, transports and markets fresh produce worldwide, through its subsidiaries.

Golar LNG Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, is a liquid natural gas ("LNG") shipping company. The company owns a fleet of tankers and transports LNG around the world.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Jabil Circuit, Inc., headquartered in St. Petersburg, Florida, designs and manufactures electronic circuit board assemblies and systems for original equipment manufacturers in the communications, computer peripherals, personal computers, and consumer product industries.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Maiden Holdings Ltd., headquartered in Hamilton, Bermuda, is primarily focused on serving the needs of regional and specialty insurers in the United States and Europe by providing reinsurance solutions designed to support their capital needs.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Molson Coors Brewing Company, headquartered in Denver, Colorado, produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

Owens & Minor, Inc., headquartered in Mechanicsville, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated health care systems and group purchasing organizations, with distribution centers located throughout the United States.

Pan American Silver Corporation, headquartered in Vancouver, Canada, is principally engaged in the exploration for, and the acquisition, development and operation of, silver properties primarily in Peru, Mexico, Bolivia and Argentina, with a secondary focus on the United States and the Americas.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides service in the United Kingdom.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Quest Diagnostics Incorporated, headquartered in Madison, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Rogers Communications, Inc. (Class B), headquartered in Toronto, Canada, through its subsidiaries, provides communications, entertainment and information services in Canada.

Seaspan Corp., headquartered in Hong Kong, owns and operates vessels that are engaged in deep-sea container transportation business in Hong Kong.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

Superior Industries International, Inc., headquartered in Van Nuys, California, is engaged in the design and manufacture of motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Teck Resources Limited (Class B), headquartered in Vancouver, Canada, through its subsidiaries, engages in the exploration, development, and production of natural resources.

Telephone & Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

Textainer Group Holdings Limited, headquartered in Hamilton, Bermuda, and its subsidiaries engage in the purchase, management, leasing and resale of a fleet of marine cargo containers worldwide. The company's principal operations are the leasing of dry freight containers.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.


                 Target Global Dividend Leaders Strategy Stocks

                                Domestic Stocks


Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

BGC Partners, Inc., headquartered in New York, New York, operates global interactive electronic marketplaces that enable the trading of over-the-counter financial instruments and other products more effectively and at lower cost than traditional trading methods.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Cohen & Steers, Inc., headquartered in New York, New York, together with its subsidiaries, is a registered investment advisor serving individual and institutional investors worldwide. The company manages open-end and closed-end mutual funds, as well as alternative investment strategies.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the brand names "Red Lobster," "The Olive Garden," "Bahama Breeze," "LongHorn Steakhouse" and "The Capital Grille."

Frontier Communications Corp., headquartered in Stamford, Connecticut, is a telecommunications-focused company providing wireline communications services to rural areas and small and medium-sized towns and cities. The company offers, voice, data, television and Internet services.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's products are distributed in the southwestern United States, Montana and northern Mexico.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacturing and marketing of cigarettes for both the premium and discount segments of the market. The company sells to distributors and retailers in the United States.

PBF Energy Inc., headquartered in Parsippany, New Jersey, operates as an independent petroleum refiner and supplier. The company provides unbranded transportation fuels, petrochemical feedstocks, heating oil, lubricants and other petroleum products in the United States.

PDL BioPharma, Inc., headquartered in Incline Village, Nevada, develops and markets human and humanized antibodies and other products to treat or prevent a variety of infectious and autoimmune diseases. The company's antibodies are also used to treat certain cancers.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides service in the United Kingdom.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Regal Entertainment Group (Class A), headquartered in Knoxville,
Tennessee, is a motion picture exhibitor operating a theatre circuit in the United States. The company acquires, develops and operates multi-screen theatres in metropolitan and suburban markets.

RLI Corp., headquartered in Peoria, Illinois, through its subsidiaries, underwrites property and casualty insurance primarily in the United States. The company provides coverage primarily for commercial risks.

Six Flags Entertainment Corporation, headquartered in Grand Prairie, Texas, owns and operates regional theme, water and zoological parks throughout North America. In addition to rides, the parks offer concerts, shows, water attractions, themed areas and retail outlets.

Vectren Corporation, headquartered in Evansville, Indiana, is a public utility holding company whose subsidiaries provide natural gas distribution and generate, transmit, distribute and sell electric energy to counties in southwestern Indiana.

W&T Offshore, Inc., headquartered in Houston, Texas, together with its subsidiaries, engages in the acquisition, exploration, production and development of oil and natural gas properties. The company has offshore operations in the Gulf of Mexico area and onshore operations in the Permian Basin in Texas.

Westar Energy, Inc., headquartered in Topeka, Kansas, is an electric utility company engaged in the generation, transmission, and distribution of electricity in Kansas. The company sells electricity to residential, commercial and industrial customers, as well as wholesale electricity to municipalities and cooperatives.


                              International Stocks


Aircastle Ltd., incorporated in Bermuda and headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops, produces and markets prescription medicines for cardiovascular, infectious, gastrointestinal, oncology, and respiratory diseases. The company distributes its products globally.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

China Mobile Limited (ADR), headquartered in Hong Kong, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, an integrated energy company, engages in the generation, transmission, and distribution of electricity in Minas Gerais, Brazil.

Companhia Paranaense de Energia-Copel (ADR), headquartered in Curitiba, Brazil, through its subsidiaries, engages in the generation, transmission, and distribution of electricity in the state of Parana, Brazil.

Companhia Siderurgica Nacional S.A. (CSN) (ADR), headquartered in Sao Paulo, Brazil, is engaged in the manufacture of iron and steel in Brazil. The company manufactures and distributes steel products to various industries, including the automobile, auto parts, civil construction, electrical equipment, and packaging industries. The company operates an integrated steel mill, mines, service centers, railroads and ports.

Costamare Inc., headquartered in Athens, Greece, owns and charters containerships to liner companies worldwide.

CTC Media, Inc., headquartered in Moscow, Russia, operates television networks that offer entertainment programming in Russia.

Golar LNG Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, is a liquid natural gas ("LNG") shipping company. The company owns a fleet of tankers and transports LNG around the world.

Intercontinental Hotels Group Plc (ADR), headquartered in Denham, England, owns, manages, franchises, and leases hotels and resorts. The company owns a portfolio of various brands, including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn Hotels &

Resorts, Holiday Inn Express, Staybridge Suites, Candlewood Suites, and Hotel Indigo.

Just Energy Group Inc., headquartered in Mississauga, Canada, engages in the sale of natural gas and electricity in Canada and the United States.

LUKOIL (ADR), headquartered in Moscow, Russia, is an integrated oil and gas company, producing, refining and selling crude oil and gas. The company also operates a petroleum retail network of storage facilities and filling stations.

Mobile TeleSystems (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Seaspan Corp., headquartered in Hong Kong, owns and operates vessels that are engaged in deep-sea container transportation business in Hong Kong.

Telecom Argentina S.A. (ADR), headquartered in Buenos Aires, Argentina, through its subsidiaries, provides fixed-line public telecommunication services, international long-distance services, cellular telecommunication services, data transmission, Internet services and directory publishing services in Argentina.

Textainer Group Holdings Limited, headquartered in Hamilton, Bermuda, and its subsidiaries engage in the purchase, management, leasing and resale of a fleet of marine cargo containers worldwide. The company's principal operations are the leasing of dry freight containers.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

VimpelCom Ltd. (ADR), headquartered in Amsterdam, the Netherlands, provides voice and data services through a range of wireless, fixed, and broadband technologies.


                                     REITs


ARMOUR Residential REIT Inc., headquartered in Vero Beach, Florida, invests primarily in hybrid adjustable-rate, adjustable-rate and fixed-rate residential mortgage-backed securities issued or guaranteed by a U.S. Government-chartered entity. The company has qualified to be taxed as a real estate investment trust.

Capstead Mortgage Corporation, headquartered in Dallas, Texas, is a self-managed real estate investment trust that, together with its subsidiaries, invests in real estate-related assets on a leveraged basis that primarily consist of residential adjustable-rate mortgage securities issued and guaranteed by government-sponsored entities.

Chesapeake Lodging Trust, headquartered in Annapolis, Maryland, is a self-advised real estate investment trust which invests primarily in upper-upscale hotels in major commercial and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locales.

Colony Financial, Inc., headquartered in Santa Monica, California, is a real estate investment trust. The company originates, acquires and manages a diversified portfolio of real estate-related debt instruments.

Corrections Corporation of America, headquartered in Nashville,
Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities, and providing inmate residential and prisoner transportation services for governmental agencies.

EPR Properties, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties, including megaplex theatres and entertainment-themed retail centers.

The Geo Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-based services and youth services in the United States, Australia, Canada, South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and community-based re-entry facilities.

Government Properties Income Trust, headquartered in Newton,
Massachusetts, is a real estate investment trust that primarily owns and leases office buildings leased mainly to government tenants.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Inland Real Estate Corporation, headquartered in Oak Brook, Illinois, is a real estate investment trust that engages in the ownership, operation and development of shopping centers and single-tenant retail properties in the midwestern United States.

The Macerich Company, headquartered in Santa Monica, California, is a self-managed real estate investment trust involved in the acquisition, ownership, redevelopment, management and leasing of regional and community shopping centers nationwide.

National Health Investors, Inc., headquartered in Murfreesboro,
Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

New Residential Investment Corp., headquartered in New York, New York, is a public real estate investment trust focused on investments in the residential housing sector. The company makes investments in residential mortgage-related assets.

Newcastle Investment Corp., headquartered in New York, New York, is a real estate investment trust that invests in and manages a portfolio consisting primarily of real estate securities. In addition, the company acquires and manages interests in operating real estate, such as senior living assets.

OMEGA Healthcare Investors, Inc., headquartered in Hunt Valley,
Maryland, is a real estate investment trust that invests in income-producing health care facilities, principally long-term care facilities.

PennyMac Mortgage Investment Trust, headquartered in Moorpark,
California, is a real estate investment trust that invests primarily in residential mortgage loans and mortgage-related assets.

Redwood Trust, Inc., headquartered in Mill Valley, California, is a self-managed real estate investment trust specializing in owning, financing and credit-enhancing high-quality jumbo residential mortgage loans nationwide.

Ryman Hospitality Properties, Inc., headquartered in Nashville,
Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Select Income REIT, headquartered in Newton, Massachusetts, is a real estate investment trust that invests primarily in net leased, single tenant properties.

Two Harbors Investment Corp., headquartered in Minnetonka, Minnesota, is a real estate investment trust that focuses on investing in, financing, and managing residential mortgage-backed securities and related investments.


                         Target Growth Strategy Stocks


Alexion Pharmaceuticals, Inc., headquartered in Cheshire, Connecticut, is engaged in the research and development of proprietary immunoregulatory products used in the treatment of autoimmune and cardiovascular diseases.

Allergan, Inc., headquartered in Irvine, California, engages in the development and commercialization of pharmaceutical products for the ophthalmic, neurological, dermatological, and other markets. The company engages in pharmaceutical research, targeting products and technologies related to disease areas, such as glaucoma, retinal disease, dry eye, psoriasis, acne, and movement disorders.

B/E Aerospace, Inc., headquartered in Wellington, Florida, and its wholly owned subsidiaries, engage in the design, manufacture, sale and service of commercial aircraft and business jet cabin interior products. The company's products include food and beverage prep/storage equipment, seating products, and oxygen delivery systems.

Biogen Idec Inc., headquartered in Weston, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Constellation Brands, Inc. (Class A), headquartered in Victor, New York, produces and markets branded beverage alcohol products, including beer, wines and distilled spirits. The company's product names include "Robert Mondavi," "Manischewitz," "Simi," "Arbor Mist," "Svedka Vodka" and "Corona."

Continental Resources, Inc., headquartered in Oklahoma City, Oklahoma, operates as a crude-oil concentrated, independent oil and natural gas exploration and production company.

Core Laboratories N.V., headquartered in Amsterdam, the Netherlands, provides reservoir description, production enhancement and reservoir management services. The company's customers include major, national, and independent oil and gas producers. The company also manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems.

Delta Air Lines, Inc., headquartered in Atlanta, Georgia, provides scheduled air transportation for passengers and cargo in the United States and internationally.

FleetCor Technologies Inc., headquartered in Norcross, Georgia, is an independent provider of specialized services and payment products to commercial fleets, petroleum marketers and major oil companies. The company provides services to commercial accounts globally.

Flowserve Corporation, headquartered in Irving, Texas, designs, manufactures, distributes and services industrial flow management equipment. The company's products include pumps, valves and mechanical seals for the chemical processing, petroleum, power generation and water treatment industries worldwide.

Gildan Activewear Inc., headquartered in Montreal, Canada, manufactures and sells basic activewear principally for the wholesale imprinted sportswear market.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Hanesbrands, Inc., headquartered in Winston-Salem, North Carolina, is a consumer goods company that engages in the design, manufacture, sourcing and sale of apparel essentials for men, women and children in the United States and internationally.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

Jazz Pharmaceuticals Plc, headquartered in Dublin, Ireland, a specialty pharmaceutical company, develops and commercializes products for neurology and psychiatry primarily in the United States.

Lear Corporation, headquartered in Southfield, Michigan, designs, manufactures, assembles, and supplies automotive seat systems, electrical distribution systems, and related components.

MasterCard Incorporated, headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide. The company provides services for credit and debit cards, automated teller machines, electronic cash and travelers checks.

Michael Kors Holdings Limited, headquartered in Hong Kong, engages in the design, marketing, distribution, and retail of branded women's apparel and accessories, and men's apparel.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Motorola Solutions Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems, semiconductors, and electronic equipment for military and aerospace use.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes personal care products and nutritional supplements. The company markets its products in the Americas, Europe and the Asia Pacific region. The company also provides marketing and distribution of technology-based products through Big Planet, Inc.

NXP Semiconductors NV, headquartered in Eindhoven, the Netherlands, is a global semiconductor company that designs semiconductors and software for consumer electronics, mobile communications, in-car entertainment, security applications, and networking.

Packaging Corporation of America, headquartered in Lake Forest,
Illinois, engages in the manufacture and sale of container board and corrugated packaging products in the United States. The company produces multi-color boxes as well as wax-coated boxes for agricultural products.

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company that discovers, develops, and commercializes medicines for the treatment of serious medical conditions in the United States.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe. The company sells off-price family apparel, accessories, domestics and giftware.

Towers Watson & Company (Class A), headquartered in New York, New York, is a global human capital consulting firm, providing employee benefits and technology solution services.

Tractor Supply Company, headquartered in Brentwood, Tennessee, is an operator of retail farm and ranch stores in the United States. The company offers animal products, lawn and garden products, hardware and tools, and work/recreational clothing, among other products.

United Rentals, Inc., headquartered in Stamford, Connecticut, operates as an equipment rental company in North America.

Visa Inc., headquartered in San Francisco, California, through its subsidiaries, operates a retail electronic payments network worldwide. The company also offers a range of processing services for participating issuers of Visa debit, prepaid, and ATM payment products.

Wabtec Corporation, headquartered in Wilmerding, Pennsylvania, provides various technology-based equipment for the rail industry worldwide. The company manufactures and services components for new and existing freight cars and locomotives; and passenger transit vehicles such as subway cars and buses.


                        Target Small-Cap Strategy Stocks


Advanced Energy Industries, Inc., headquartered in Fort Collins, Colorado, develops and manufactures components and subsystems for vacuum process systems. The company's systems are used by semiconductor and flat panel display manufacturers and other industrial manufacturing equipment that utilize gaseous plasmas to deposit or etch thin film layers on materials such as silicon and glass.

Altra Industrial Motion Corp., headquartered in Braintree, Massachusetts, is engaged in the design, production, and marketing of mechanical power transmission and motion control products. The company's products include industrial clutches and brakes, couplings, engineered bearing assemblies, enclosed gear drives, and other related products.

AmSurg Corp., headquartered in Nashville, Tennessee, develops, acquires, and operates practice-based ambulatory surgery centers in partnership with physician practice groups throughout the United States.

Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products and services for various industries worldwide.

Arctic Cat Inc., headquartered in Plymouth, Minnesota, is engaged in the design, engineering, manufacturing, and marketing of snowmobiles and all-terrain vehicles, as well as related parts, garments, and accessories.

Bridgepoint Education, Inc., headquartered in San Diego, California, provides post-secondary education services, offering associate's, bachelor's, master's and doctoral programs primarily in the disciplines of business, education, psychology, social sciences and health sciences.

Brown Shoe Company, Inc., headquartered in St. Louis, Missouri, operates retail shoe stores in the United States and Canada. The company sells footwear for men, women and children. The company's stores include "Famous Footwear" and "Naturalizer." The company's licensed brand names include "Dr. Scholl's," "Nike," "Converse," "Vans" and "New Balance."


Cantel Medical Corp., headquartered in Little Falls, New Jersey, provides infection prevention and control products to the health care market. The company offers products such as microscopes, image analysis software and hardware, flexible and rigid endoscopes, remote visual inspection devices and photographic equipment.

Chuy's Holdings, Inc., headquartered in Austin, Texas, is a full-service restaurant concept offering a menu of Mexican and Tex Mex inspired food. The company operates chains throughout Texas and several states in the Southeast and Midwest.

CONMED Corporation, headquartered in Utica, New York, develops, manufactures and supplies a broad range of medical instruments and systems used in orthopaedics, general surgery and other medical procedures. The company's products are used in minimally invasive procedures and monitoring.

Core-Mark Holding Company, Inc., headquartered in South San Francisco, California, together with its subsidiaries, is engaged in the distribution of packaged consumer products to convenience retail stores in the United States and Canada. The company services a variety of store formats.

CSG Systems International, Inc., headquartered in Englewood, Colorado, provides customer care and billing solutions worldwide for the communications markets, including cable television, direct broadcast satellite, telephone, online services and others.

Drew Industries Incorporated, headquartered in White Plains, New York, supplies an array of components for recreational vehicles and manufactured homes through its wholly owned subsidiaries, Kinro, Inc. and Lippert Components, Inc.

Encore Capital Group, Inc., headquartered in San Diego, California, purchases and manages charged-off consumer receivable portfolios.

EnerNOC, Inc., headquartered in Boston, Massachusetts, engages in the development, implementation and adoption of demand response and energy management solutions for the electric power grid operators and utilities, as well as commercial, institutional and industrial end-users of electricity in the United States.

FARO Technologies, Inc., headquartered in Lake Mary, Florida, designs, develops, markets and supports portable, software-driven, three-dimensional measurement and imaging systems. These systems are used in a range of applications, including manufacturing, building construction, forensics, and industrial.

The Finish Line, Inc. (Class A), headquartered in Indianapolis, Indiana, is a retailer of men's, women's and children's brand name athletic, outdoor and lifestyle activewear and accessories.

Flotek Industries, Inc., headquartered in Houston, Texas, provides oilfield services and equipment to the energy and mining industries in the United States and internationally.

FXCM, Inc. (Class A), headquartered in New York, New York, offers foreign exchange trading services over the Internet. The company earns fees by adding a markup to the price of each trade by allowing customers to trade currency pairs on the over-the-counter foreign exchange markets.

H&E Equipment Services, Inc., headquartered in Baton Rouge, Louisiana, operates an integrated equipment services company that focuses on heavy construction and industrial equipment. The company sells, rents, and provides parts and service support for aerial platform and hi-lift equipment, cranes and earthmoving equipment.

hhgregg, Inc., headquartered in Indianapolis, Indiana, is a domestic specialty retailer of home appliances, televisions, computers, consumer electronics and accessories. The company has retail outlets in approximately 20 states.

Immersion Corporation, headquartered in San Jose, California, develops hardware and software technologies that enhance digital devices that use touch interaction. The company markets its products internationally.

Inter Parfums, Inc., headquartered in New York, New York, manufactures, markets and distributes a wide array of fragrances and fragrance related products. The company's European-based operations produce and distribute prestige fragrance products primarily under license with brand owners. The company's U.S.-based operations primarily produce and sell fragrance and personal care products under several specialty retail brands.

Interactive Brokers Group, Inc. (Class A), headquartered in Greenwich, Connecticut, operates as an automated electronic broker and market maker. The company routes orders, executes and processes trades in securities, bonds, mutual funds and futures on electronic exchanges and other venues worldwide.

Korn/Ferry International, headquartered in Los Angeles, California, is engaged in the business of providing executive recruitment and technology-enhanced middle-management recruitment. The company also offers consulting and related services globally on a retained basis.

Monolithic Power Systems, Inc., headquartered in San Jose, California, develops and markets proprietary, advanced analog and mixed-signal semiconductors in the United States and internationally.

Newpark Resources, Inc., headquartered in Woodlands, Texas, is a provider of drilling fluids, site access and environmental services to the oil and gas exploration and production industry. The company operates primarily in the United States Gulf Coast market.

Omnicell, Inc., headquartered in Mountain View, California, offers a suite of clinical infrastructure and workflow automation solutions for healthcare facilities, including medication dispensing systems, supply automation systems, and a central pharmacy storage and retrieval system. Other products include clinical reference tools, an Internet-based procurement application, and decision support tools.

Orbital Sciences Corporation, headquartered in Dulles, Virginia, engages in the design, development, manufacture, and operation of small rockets and space systems for the U.S. Department of Defense and other U.S. government agencies, as well as for commercial and scientific customers.

Oxford Industries, Inc., headquartered in Atlanta, Georgia, is a designer, manufacturer, marketer and wholesaler of consumer apparel products in the United States. The company's business is operated through the Oxford Shirt Group, Lanier Clothes, Oxford Slacks and the Oxford Womenswear Group.

P. H. Glatfelter Company, headquartered in York, Pennsylvania, and its subsidiaries manufacture specialty papers and engineered products. The company's products include papers for tea bags and coffee filters, trade book publishing, specialized envelopes, playing cards, pressure-sensitive postage stamps, metallized labels for beer bottles, and digital imaging applications.

Plexus Corp., headquartered in Neenah, Wisconsin, provides product design, development and conceptualization services to original equipment manufacturers in the networking/communications, life sciences/health care, industrial/commercial, and defense/aerospace sectors. The company markets its products globally.

Renewable Energy Group Inc., headquartered in Ames, Iowa, is an alternative energy solutions provider. The company offers engineering consulting services for bio-diesel production operations and for distribution of refined biodiesel products throughout the United States.

RPX Corporation, headquartered in San Francisco, California, acquires patent assets against which its clients may be accused of infringing, and licenses the patents to their clients.

Sagent Pharmaceuticals, Inc., headquartered in Schaumburg, Illinois, is a specialty pharmaceutical company that develops and manufactures injectable-based generic equivalents to branded products. The company offers range of products, including anti-infectives and oncology products.

Smith & Wesson Holding Corporation, headquartered in Springfield, Massachusetts, manufactures handguns, law enforcement products and firearm safety/security products. The company also provides shooter protection, knives, apparel, footwear and other accessory lines.

Stamps.com Inc., headquartered in Los Angeles, California, is a provider of Internet-based postage solutions.

Synergy Resources Corporation, headquartered in Platteville, Colorado, acquires, explores for and develops oil and natural gas properties in the western United States. The company concentrates on properties located in the Wattenberg field in the Denver-Julesburg Basin in northeast Colorado.

TETRA Technologies, Inc., headquartered in The Woodlands, Texas, is an oil and gas services company with an integrated calcium chloride and brominated products manufacturing operation that supplies feedstocks to energy markets, as well as other markets.

TrueBlue, Inc., headquartered in Tacoma, Washington, provides temporary manual labor to the light industrial and small business markets. The company's customers are primarily in the transportation, warehousing, hospitality, landscaping, construction, light manufacturing, retail, wholesale, and sanitation industries.


                    Value Line(R) Target 25 Strategy Stocks


Amkor Technology, Inc., headquartered in Chandler, Arizona, provides semiconductor packaging and test services, as well as wafer fabrication services to semiconductor manufacturing and design companies. The company markets its products and services internationally.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies end-to-end Internet protocol based Ethernet and storage area networking solutions for enterprises and service providers.

Chesapeake Energy Corporation, headquartered in Oklahoma City, Oklahoma, is engaged in the exploration, development and production of oil and natural gas. The company also offers marketing, drilling and other oilfield services.

China Automotive Systems, Inc., headquartered in Hubei Province, China, manufactures power steering systems for different segments of the automobile industry in China. The company focuses on parts, accessories, and new technologies. The company is also marketing in Asia-Pacific countries, the Middle East and North America.

Computer Sciences Corporation, headquartered in Falls Church, Virginia, is a major provider of information technology services to commercial and government markets. The company specializes in management consulting; information systems consulting and integration; and outsourcing.

Elbit Systems Ltd., headquartered in Haifa, Israel, develops, manufactures and integrates advanced, high-performance defense electronics systems for customers throughout the world, focusing on upgrade programs for defense platforms, including aircraft and ground vehicles.

Federal-Mogul Corporation, headquartered in Southfield, Michigan, manufactures and distributes parts, components, modules and systems to customers in the automotive, small engine, heavy-duty, marine, railroad, aerospace and industrial markets worldwide.

Finisar Corporation, headquartered in Sunnyvale, California, develops and manufactures gigabit-rate fiber optic systems and components for high-speed serial data communications. The company's fiber optic systems include transmitters, receivers, transceivers, transponders and active optical cables that provide the interface for communication networks.

General Communication, Inc., headquartered in Anchorage, Alaska, together with its subsidiaries, is a diversified telecommunications provider to residential and business customers in Alaska. The company provides local and long distance, wireless, cable television, and Internet access to urban and rural Alaska.

The Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, is a manufacturer of tires and rubber products, engaging in operations in most regions of the world. The company also provides automotive repair services.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Kimball International, Inc., headquartered in Jasper, Indiana, provides wood furniture and cabinets, as well as electronic assemblies for use in various industries worldwide.

Marvell Technology Group Ltd., headquartered in Hamilton, Bermuda, is a global semiconductor provider of high-performance analog, mixed signal and digital signal processing integrated circuits for use in the broadband data communications market. The company also provides a range of data storage products.

PDL BioPharma, Inc., headquartered in Incline Village, Nevada, develops and markets human and humanized antibodies and other products to treat or prevent a variety of infectious and autoimmune diseases. The company's antibodies are also used to treat certain cancers.

Photronics, Inc., headquartered in Brookfield, Connecticut, manufactures photomasks which are photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers. The company has operations globally.

Regal Entertainment Group (Class A), headquartered in Knoxville,
Tennessee, is a motion picture exhibitor operating a theatre circuit in the United States. The company acquires, develops and operates multi-screen theatres in metropolitan and suburban markets.

The Ryland Group, Inc., headquartered in Westlake Village, California, operates as a homebuilder and a financial services company. The homebuilding segment offers single-family detached and attached homes, as well as land. The company's financial services include mortgage origination, title insurance and escrow services.

Schlumberger Limited, incorporated in Curacao and headquartered in Houston, Texas, supplies products and services to the petroleum industry. The company provides a full range of services, from technology and integrated project management to directional drilling and well completions.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

Southwest Airlines Co., headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure traveler.

Visteon Corporation, headquartered in Van Buren Township, Michigan, manufactures and distributes automotive systems, modules, and components to vehicle manufacturers and the aftermarket on a global basis. The company's products include climate control systems, electronics, interiors, and lighting.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 4610, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689;  FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143 and FT 4260
for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 4610, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 9, 2014.

                                    FT 4610

                                          By:    FIRST TRUST PORTFOLIOS L.P.
                                                 Depositor




                                         By:      Elizabeth H. Bull
                                                  Senior Vice President


                                      S-2


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


     Name                          Title*                           Date
     ----                          ------                           ----
James A. Bowen    Director of The Charger Corporation, the  ) January 9, 2014
                  General Partner of First Trust Portfolios )
                  L.P.                                      )
                                                            ) Elizabeth H. Bull
                                                              Attorney-in-Fact**


     * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

     ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration
Statement No. 333-192264 on Form S-6 of our report dated January 9, 2014, relating to the financial statements of FT 4610, comprising Dow(R) Target 5 1Q '14 - Term 4/9/15 (The Dow(R) Target 5 Portfolio, 1st Quarter 2014 Series); Dow(R) Target Dvd. 1Q '14 - Term 4/9/15 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2014 Series); Global Target 15 1Q '14 - Term 4/9/15 (Global Target 15 Portfolio, 1st Quarter 2014 Series); NYSE(R) Intl. Target 25 1Q '14 - Term 4/9/15 (NYSE(R) International Target 25 Portfolio, 1st Quarter 2014 Series); S&P Target 24 1Q '14 - Term 4/9/15 (S&P Target 24 Portfolio, 1st Quarter 2014 Series); S&P Target SMid 60 1Q '14 - Term 4/9/15 (S&P Target SMid 60 Portfolio, 1st Quarter 2014 Series); Target Divsd. Dvd. 1Q '14 - Term 4/9/15 (Target Diversified Dividend Portfolio, 1st Quarter 2014 Series); Target Dvd. Multi-Strat. 1Q '14 - Term 4/9/15 (Target Dividend Multi-Strategy Portfolio, 1st Quarter 2014 Series); Target Dbl. Play 1Q '14 - Term 4/9/15 (Target Double Play Portfolio, 1st Quarter 2014 Series); Target Focus 4 1Q '14 - Term 4/9/15 (Target Focus Four Portfolio, 1st Quarter 2014 Series); Target Focus 5 1Q '14 - Term 4/9/15 (Target Focus Five Portfolio, 1st Quarter 2014 Series); Target Global Dvd. Leaders 1Q '14 - Term 4/9/15 (Target Global Dividend Leaders, 1st Quarter 2014 Series); Target Growth 1Q '14 - Term 4/9/15 (Target Growth Portfolio, 1st Quarter 2014 Series); Target Triad 1Q '14 - Term 4/9/15 (Target Triad Portfolio, 1st Quarter 2014 Series); Target VIP 1Q '14 - Term 4/9/15 (Target VIP Portfolio, 1st Quarter 2014 Series); and Value Line(R) Target 25 1Q '14 - Term 4/9/15 (Value Line(R) Target 25 Portfolio, 1st Quarter 2014 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 9, 2014




                                      S-4




                              CONSENTS OF COUNSEL

      The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 4610 and certain subsequent series, effective January 9, 2014 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4        Copy  of  Articles  of  Incorporation of The Charger Corporation, the
           general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-6


2.2        Copy  of  Code of Ethics (incorporated by reference to Amendment
           No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1        Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                      S-7